TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 1
1
TD Bank Group Reports Third Quarter 2025 Results

Report to Shareholders

•
Three and nine months ended July 31,

2025
The financial information in this document is reported

in Canadian dollars and is based on

the Bank’s unaudited Interim Consolidated

Financial Statements
prepared in accordance with International Financial

Reporting Standards (IFRS) as issued by the

International Accounting Standards Board

(IASB), unless
otherwise noted. Certain comparative amounts

have been revised to conform with the presentation

adopted in the current period.
Reported results conform with generally accepted

accounting principles (GAAP), in accordance

with IFRS. Adjusted results are non-GAAP financial

measures.
For additional information about the Bank’s use of

non-GAAP financial measures, refer to “Significant

Events”,

“Non-GAAP and Other Financial

Measures” in the
“How We Performed”,

or “How Our Businesses Performed” sections

of this document.
THIRD QUARTER FINANCIAL HIGHLIGHTS,

compared with the third quarter

last year:
●
Reported diluted earnings (loss) per share

were $1.89, compared with $(0.14).
●
Adjusted diluted earnings per share were

$2.20, compared with $2.05.
●
Reported net income (loss) was $3,336

million, compared with $(181) million.
●
Adjusted net income was $3,871 million,

compared with $3,646 million.
YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July

31, 2025, compared with the corresponding

period last year:
●

Reported diluted earnings per share were

$9.72, compared with $2.76.
●

Adjusted diluted earnings per share were

$6.19, compared with $6.09.
●

Reported net income was $17,258 million,

compared with $5,207 million.
●

Adjusted net income was $11,120 million,

compared with $11,072 million.
THIRD QUARTER ADJUSTMENTS (ITEMS

OF NOTE)
The third quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles

of $33 million ($25 million after tax or 1

cent per share), compared with $64 million

($56 million after tax or
3 cents per share) in the third quarter last

year.
●
Acquisition and integration charges related

to the Cowen acquisition of $32 million

($25 million after tax or 1 cent per share),

compared with
$78 million ($60 million after tax or 3 cents

per share) in the third quarter last year.
●
Impact from the terminated First Horizon

Corporation (FHN) acquisition-related

capital hedging strategy of $55 million ($41

million after tax or
2 cents per share), compared with $62 million

($46 million after tax or 3 cents per

share) in the third quarter last year.
●
U.S. balance sheet restructuring of $262

million ($196 million after tax or 13 cents

per share).
●
Restructuring charges of $333 million

($248 million after tax or 14 cents

per share),

compared with $110 million ($81 million after tax or

5 cents per
share) under a previous program in the

third quarter last year.
TORONTO
, August 28, 2025 – TD Bank Group (“TD” or the

“Bank”) today announced its financial results for the third

quarter ended July 31, 2025. Reported earnings were
$3.3 billion, compared with a loss of $181 million in the

third quarter last year, and adjusted

earnings were $3.9 billion, up 6%.
“Our teams delivered another quarter of strong performance,

driven by robust client activity and disciplined execution,

underscoring the strength of our diversified business
model,” said Raymond Chun, Group President and Chief Executive

Officer, TD Bank Group. “We

are well positioned to build on this momentum as we

compete, grow and
build our bank for the future.”
Canadian Personal and Commercial Banking delivered

a strong quarter with record revenue, earnings, deposit

and loan volumes
Canadian Personal and Commercial Banking net income

was a record $1,953

million, an increase of 4% year-over-year,

reflecting higher revenue, partially offset by higher
non-interest expenses and provisions for credit losses

(PCL).

Revenue was a record $5,241

million, an increase of 5%, primarily reflecting

loan and deposit volume growth.
Canadian Personal Banking achieved record year-to

-date digital sales in personal chequing, savings and cards

combined. This milestone underscores

the compelling
convenience of TD's digital offerings.

This quarter, Business Banking reported

strong loan growth from commercial lending, and record retail originations in TD Auto Finance,
along with continued strong customer acquisition in Small

Business Banking. In addition, TD announced a strategic

relationship with Fiserv,

a leading global provider of
payments and financial services technology,

which will elevate the client experience within the TD

Merchant Solutions offering.

U.S. Retail sustained business momentum and made

significant progress on balance sheet restructuring
Excluding contributions of $178 million in the third quarter last year from the Bank's investment in The Charles

Schwab Corporation, which was sold on February

12, 2025,
U.S. Retail reported net income was $760 million (US$554

million), an increase of $3,337 million (US$2,433 million)

year-over-year. This primarily

reflects the impact of the
charges for the global resolution of the investigations

into the Bank’s U.S. BSA/AML program in the third

quarter last year and higher revenue in the current quarter.

This was
partially offset by the impact of U.S. balance sheet

restructuring activities and higher governance and

control investments, including costs for U.S. BSA/AML

remediation in
the current quarter. On an adjusted

basis, net income was $956 million (US$695 million), down

18% (18% in U.S. dollars) compared with the third quarter

last year, reflecting
higher governance and control investments, including costs

for U.S. BSA/AML remediation, partially offset by

higher revenue.

This quarter, U.S. Retail sustained

its momentum with growth in core lending portfolios

and in U.S. Wealth assets year-over-year
.

The Bank made significant progress in its
balance sheet restructuring, completing its bond repositioning program and achieving its target 10% asset reduction.

In addition, TD Bank N.A. (TDBNA) earned an
‘Outstanding’ rating on the Community Reinvestment Act

(CRA) performance evaluations from the Office

of the Comptroller of the Currency,

maintaining its ‘Outstanding’
ratings in its CRA performance evaluations for TDBNA

and TD Bank USA since 2014.
Wealth Management and Insurance delivered strong

underlying business performance

Core loan growth is defined as growth in average loan volumes excluding the impact of the loan portfolios identified for sale or run-off under our U.S. balance sheet restructuring program.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 2

4
Wealth Management and Insurance net income

was $703 million, an increase of 63% year-over-year,

driven by record assets and record earnings in Wealth

Management,
strong insurance premiums growth and lower estimated losses

from catastrophe claims. This quarter’s revenue growth marks the sixth consecutive quarter of double-digit
growth led by higher insurance premiums, fee-based revenue,

and transaction revenue.
This quarter, TD Asset Management

reinforced its leading position as Canada's #1 institutional asset manager with $2.5 billion of new mandate wins

secured globally and
domestically.

TD Private Wealth Management announced that

it will be the first bank-owned wealth manager to

combine its Investment Counsel and Investment Advisory
businesses into a unified discretionary management offering

for high-net-worth clients, pending regulatory approval.

TD Insurance advanced its digital transformation, with
more than 75% of clients digitally engaged and a mobile

app that was recently rated as Canada's Top

-Rated Home and Auto Insurance App by Apple and

Google
.

In
addition, TD Insurance maintained its leadership position

in the General Insurance market, with #1 brand awareness

for Home and Auto Insurance
.
Wholesale Banking delivered a strong quarter driven

by revenue growth

Wholesale Banking reported net income for the quarter was

$398 million, an increase of 26% year-over-year,

primarily reflecting higher revenue and lower PCL, partially offset
by higher non-interest expenses and income taxes. On an

adjusted basis, net income was $423 million, an increase

of 12% year-over-year. Revenue

for the quarter was
$2,063 million, an increase of 15% year-over-year,

primarily reflecting broad-based growth across Global

Markets and Corporate and Investment Banking.
This quarter TD Securities was awarded Canada's Best Bank

for Debt Capital Markets by EuroMoney Awards

for Excellence
.

In addition, the Wholesale Bank launched a
generative AI-powered assistant, designed to query and synthesize proprietary research in seconds, enhancing the

speed of interactions with clients.

Board Appointments
As previously announced by the Bank in April 2025 in connection with the election of directors, Frank Pearn joined the

Board of Directors effective August 27, 2025.

In
addition, as previously announced in July 2025, John

B. MacIntyre will step into the role of Chair of the

Board of Directors on September 1, 2025.
Capital
TD’s Common Equity Tier 1 Capital

ratio was 14.8%.

Conclusion
“We are confident in the strength of our business

model and the discipline of our teams to navigate

shifting economic conditions while delivering for

our clients and
shareholders,” added Chun. “I want to thank our colleagues

for their dedication and unwavering commitment to our

clients.”
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 4.

2

Based on user ratings on Apple Store and Google Play as of July 30, 2025.
3

TD Insurance ranking, English Canada only – Past 12 months ending June 2025 among Home and Auto insurance holders or next 12 months purchase intenders.

Source: EuroMoney Awards for Excellence, Canada’s best investment bank for DCM, July 2025.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 3
ENHANCED DISCLOSURE TASK FORCE
The Enhanced Disclosure Task Force (EDTF) was established by the Financial

Stability Board (FSB) in 2012 to identify

fundamental disclosure principles,
recommendations and leading practices to enhance

risk disclosures of banks. The index

below includes the recommendations (as

published by the EDTF) and
lists the location of the related EDTF disclosures

presented in the third quarter 2025

Report to Shareholders (RTS), Supplemental

Financial Information (SFI), or
Supplemental Regulatory Disclosures (SRD).

Information on TD’s website, SFI, and SRD is not

and should not be considered incorporated

herein by reference
into the third quarter 2025

RTS, Management’s Discussion and Analysis, or the

Interim Consolidated Financial Statements.

Certain disclosure references have
been made to the Bank’s 2024

Annual Report.
Type of
Risk
Topic EDTF Disclosure
Page
RTS
Third
Quarter
2025
SFI
Third
Quarter
2025
SRD
Third
Quarter
2025
Annual Report
2024
General
1 Present all related risk information together in any particular report.
Refer to below for location of disclosures
2
The bank’s risk terminology and risk measures and present key parameter values used.
94-101, 105,
110, 112-114,
125-127
3 Describe and discuss top and emerging risks. 84-93
4
Outline plans to meet each new key regulatory ratio once applicable rules are finalized.
33, 46 80, 122
Risk
Governance
and Risk
Management
and
Business
Model
5
Summarize the bank’s risk management organization, processes, and key functions.
95-99
6
Description of the bank’s risk culture and procedures applied to support the culture.
94-95
7
Description of key risks that arise from the bank’s business models and activities.
79, 94, 100-128
8
Description of stress testing within the bank’s risk governance and capital frameworks.
78, 99-100, 108,
125
Capital
Adequacy
and Risk
Weighted
Assets
9
Pillar 1 capital requirements and the impact for global systemically important banks.

30-32, 83 1-3, 6
75-77, 80-81,
235
10
Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.
1-3, 5 75
11
Flow statement of the movements in regulatory capital.

4
12
Discussion of capital planning within a more general discussion of management’s strategic planning.

76-78, 125
13
Analysis of how risk-weighted asset (RWA) relate to business activities

and
related risks.

9-15 78-79
14
Analysis of capital requirements for each method used for calculating RWA.

13
101-103, 105,
107-108
15
Tabulate credit risk in the banking book

for Basel asset classes and major
portfolios.

36-53, 59-65
16
Flow statement reconciling the movements of RWA by risk type.

18-19
17 Discussion of Basel III back-testing requirements. 80
104, 108,
112-113
Liquidity 18 The bank’s management of liquidity needs and liquidity reserves. 39-43
114-116,
118-119
Funding
19
Encumbered and unencumbered assets in a table by balance sheet category.
41 117, 229
20
Tabulate consolidated total assets, liabilities

and off-balance sheet
commitments by remaining contractual maturity at the balance sheet date.
46-48 122-124
21 Discussion of the bank’s funding sources and the bank’s funding strategy. 42-46 119-122
Market Risk
22
Linkage of market risk measures for trading and non-trading portfolio and balance sheet.
36 106
23 Breakdown of significant trading and non-trading market risk factors. 36, 38 106, 109-110
24
Significant market risk measurement model limitations and validation procedures.
37
107-110,
112-113
25
Primary risk management techniques beyond reported risk measures and parameters.
37 107-110
Credit Risk
26
Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.
27-30, 65-74 23-38
1-5, 13, 18,
20-70, 72-80
62-74, 101-105,
185-192, 201,
203-204,
233-234
27 Description of the bank’s policies for identifying impaired loans. 73
71, 162-163,
169-170, 191
28
Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.
28, 68-72 27, 31 69, 188-190
29
Analysis of the bank’s counterparty credit risks that arise from derivative transactions.
54-55, 66-70
103, 173-174,
195-197, 201,
203-204
30
Discussion of credit risk mitigation, including collateral held for all sources of credit risk.

104, 166,
173-174
Other Risks
31
Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.
110-113,
125-128
32 Discuss publicly known risk events related to other risks. 81 91-93, 227-228

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 4
TABLE OF CONTENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS
4 Caution Regarding Forward-Looking Statements 49 Securitization and Off-Balance Sheet Arrangements
5 Financial Highlights 49 Accounting Policies and Estimates
6 Significant Events 49
Changes in Internal Control over Financial

Reporting
6
Update on U.S. BSA/AML Program Remediation

and
50 Glossary
Enterprise AML Program Improvement Activities
8 How We Performed INTERIM CONSOLIDATED FINANCIAL STATEMENTS
12 Financial Results Overview 53 Interim Consolidated Balance Sheet
16 How Our Businesses Performed 54 Interim Consolidated Statement of Income
25 Quarterly Results 55
Interim Consolidated Statement of Comprehensive

Income
26 Balance Sheet Review 56
Interim Consolidated Statement of Changes

in Equity
27 Credit Portfolio Quality 57
Interim Consolidated Statement of Cash

Flows
30 Capital Position 58 Notes to Interim Consolidated Financial Statements
34 Risk Factors and Management
34 Managing Risk 84 SHAREHOLDER AND INVESTOR INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OF OPERATING

PERFORMANCE
This Management’s Discussion and Analysis (MD&A)

is presented to enable readers

to assess material changes in the financial

condition and operating results of
TD Bank Group (“TD” or the “Bank”) for the

three and nine months ended July 31,

2025,

compared with the corresponding periods

shown. This MD&A should be
read in conjunction with the Bank’s unaudited Interim

Consolidated Financial Statements included

in this Report to Shareholders and with

the 2024 Annual
Consolidated Financial Statements and 2024

MD&A. This MD&A is dated August 27, 2025.

Unless otherwise indicated, all amounts are

expressed in Canadian
dollars and have been primarily derived

from the Bank’s 2024 Annual Consolidated Financial

Statements or Interim Consolidated

Financial Statements, prepared
in accordance with IFRS as issued by the

IASB. Note that certain comparative amounts

have been revised to conform with the presentation

adopted in the current
period. Additional information relating

to the Bank, including the Bank’s 2024 Annual

Information Form, is available on the

Bank’s website at http://www.td.com as
well as on SEDAR+

at http://www.sedarplus.ca and on the SEC’s website at http://www.sec.gov (EDGAR filers section).
Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities

and
Exchange Commission (SEC), and in other communications. In addition, representatives of the

Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made
pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995.
Forward-looking statements include, but are not limited to, statements made in this document,

the Management’s Discussion and Analysis (“2024 MD&A”) in the Bank’s 2024 Annual Report under the heading

“Economic
Summary and Outlook”, under the headings “Key Priorities for 2025” and “Operating Environment and

Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance,

and
Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for

2025” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for

2025 and beyond
and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance.

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”,

“expect”, “anticipate”, “intend”, “estimate”, “forecast”, “outlook”, “plan”, “goal”, “target”, “possible”,

“potential”,
“predict”, “project”, “may”, and “could” and similar expressions or variations thereof, or the negative thereof,

but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-
looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial,

economic, political,
and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements.

Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit,

market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, compliance and legal, financial crime, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); inflation, interest rates and recession uncertainty; regulatory oversight and compliance risk; risks associated with the Bank’s ability to satisfy the terms of the global resolution of the investigations into the Bank’s U.S. Bank Secrecy Act

(BSA)/anti-money laundering (AML) program; the impact of the global resolution of the investigations into the Bank’s U.S. BSA/AML
program on the Bank’s businesses, operations, financial condition, and reputation; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology
and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the

Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; data risk; model risk; fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and
control of information, and other risks arising from the Bank’s use of third-parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation consumer protection laws
and regulations, tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and
disruptive technology; environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent;

changes in foreign
exchange rates, interest rates, credit spreads and equity prices; downgrade, suspension or withdrawal of ratings assigned by any rating agency, the value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity of financial institutions including existing and potential international debt crises; increased funding costs and market volatility due to market
illiquidity and competition for funding; critical accounting estimates and changes to accounting standards,

policies, and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and
claims resulting from such events.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk

Factors and
Management” section of the 2024 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings
“Significant Events”, “Significant and Subsequent Events” or “Update on U.S. Bank Secrecy

Act (BSA)/Anti-Money Laundering (AML) Program Remediation and Enterprise AML Program Improvement

Activities“ in the
relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 MD&A under the headings “Economic Summary and Outlook” and “Significant Events”,

under
the headings “Key Priorities for 2025” and “Operating Environment and Outlook” for the Canadian

Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for 2025” for the Corporate segment,

each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable).

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank
does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 5
TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Results of operations
Total revenue – reported $ 15,297 $ 22,937 $ 14,176 $ 52,283 $ 41,709
Total revenue – adjusted
1
15,614 15,138 14,238 45,782 41,892
Provision for (recovery of) credit losses 971 1,341 1,072 3,524 3,144
Insurance service expenses (ISE) 1,563 1,417 1,669 4,487 4,283
Non-interest expenses – reported 8,522 8,139 11,012 24,731 27,443
Non-interest expenses – adjusted
1
8,124 7,908 7,208 24,015 21,417
Net income (loss) – reported 3,336 11,129 (181) 17,258 5,207
Net income – adjusted
1
3,871 3,626 3,646 11,120 11,072
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 936.1 $ 936.4 $ 938.3 $ 936.1 $ 938.3
Total assets 2,035.2 2,064.3 1,967.2 2,035.2 1,967.2
Total deposits 1,256.9 1,267.7 1,220.6 1,256.9 1,220.6
Total equity 125.4 126.1 111.6 125.4 111.6
Total risk-weighted assets 2 627.2 624.6 610.5 627.2 610.5
Financial ratios
Return on common equity (ROE) – reported 3 11.3% 39.1% (1.0) % 20.2% 6.5%
Return on common equity – adjusted 1 13.2 12.3 14.1 12.9 14.3
Return on tangible common equity (ROTCE)
1,3
13.6 48.0 (1.0) 25.2 8.9
Return on tangible common equity – adjusted 1 15.8 15.0 18.8 15.9 18.9
Efficiency ratio – reported 3 55.7 35.5 77.7 47.3 65.8
Efficiency ratio – adjusted, net of ISE
1,3,4
57.8 57.6 57.3 58.2 56.9
Provision for (recovery of) credit losses

as a % of net

average loans and acceptances 0.41 0.58 0.46 0.50 0.46
Common share information – reported (Canadian dollars)
Per share earnings
Basic $ 1.89 $ 6.28 $ (0.14) $ 9.73 $ 2.77
Diluted 1.89 6.27 (0.14) 9.72 2.76
Dividends per share 1.05 1.05 1.02 3.15 3.06
Book value per share 3 67.13 66.75 57.61 67.13 57.61
Closing share price (TSX) 5 100.92 88.09 81.53 100.92 81.53
Shares outstanding (millions)
Average basic 1,716.7 1,740.5 1,747.8 1,735.7 1,762.4
Average diluted 1,718.9 1,741.7 1,747.8 1,737.0 1,763.6
End of period 1,707.2 1,722.5 1,747.9 1,707.2 1,747.9
Market capitalization (billions of Canadian dollars) $ 172.3 $ 151.7 $ 142.5 $ 172.3 $ 142.5
Dividend yield
3
4.4% 5.0% 5.3% 4.9% 5.1%
Dividend payout ratio 3 55.4 16.6 n/m 6 32.3 110.4
Price-earnings ratio
3
8.6 9.1 19.2 8.6 19.2
Total shareholder return (1 year) 3 30.0 13.6 (1.4) 30.0 (1.4)
Common share information – adjusted (Canadian dollars)
Per share earnings
Basic $ 2.20 $ 1.97 $ 2.05 $ 6.19 $ 6.09
Diluted 2.20 1.97 2.05 6.19 6.09
Dividend payout ratio 47.5% 53.0% 49.7% 50.7% 50.1%
Price-earnings ratio 12.8 11.4 10.3 12.8 10.3
Capital ratios 3
Common Equity Tier 1 Capital ratio 14.8% 14.9% 12.8% 14.8% 12.8%
Tier 1 Capital ratio 16.5 16.6 14.6 16.5 14.6
Total Capital ratio 18.4 18.5 16.3 18.4 16.3
Leverage ratio 4.6 4.7 4.1 4.6 4.1
TLAC ratio 30.9 31.0 29.1 30.9 29.1
TLAC Leverage ratio 8.7 8.7 8.3 8.7 8.3
1

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS,

the current GAAP, and refers

to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to “Significant

Events”, “How We Performed” or “How
Our Businesses Performed” sections

of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures
and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
2

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements
(CAR), Leverage Requirements (LR), and Total

Loss Absorbing Capacity (TLAC) guidelines.

Refer to the “Capital Position” section of this document for further details.
3

For additional information about these metrics, refer to the Glossary of this document.
4

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q3 2025: $14,051 million, Q2 2025: $13,721 million, 2025 YTD: $41,295 million, Q3 2024: $12,569 million, 2024

YTD: $37,609 million.
5

Toronto Stock Exchange closing market

price.
6

Not meaningful.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 6

SIGNIFICANT EVENTS

a)

Sale of Schwab Shares
On February 12, 2025, the Bank sold its entire

remaining equity investment in The

Charles Schwab Corporation (“Schwab”) through a

registered offering and
share repurchase by Schwab. Immediately prior

to the sale, TD held 184.7 million shares

of Schwab’s common stock, representing 10.1%

economic ownership.
The sale of the shares resulted in proceeds

of approximately $21.0 billion (US$14.6

billion) and the Bank recognized

a net gain on sale of approximately
$8.6 billion (US$5.8 billion) in the second quarter

of fiscal 2025. This gain is net of the

release of related cumulative foreign currency

translation from accumulated
other comprehensive income (AOCI), the release

of AOCI on designated net investment hedging

items, direct transaction costs, and taxes.

The Bank also
recognized

$184 million of underwriting fees in its

Wholesale segment as a result of TD Securities

acting as a lead bookrunner on the transaction

in the second
quarter of fiscal 2025.

The transaction increased

Common Equity Tier 1 (CET1) capital by approximately

238 basis points (bps) in the second quarter

of fiscal 2025. The Bank
discontinued

recording its share of earnings available

to common shareholders from its investment

in Schwab following the sale. The Bank

continues to have a
business relationship with Schwab through

the IDA Agreement.
b) Restructuring Charges
The Bank initiated a new restructuring program

in the second quarter of 2025 to reduce its

cost base and achieve greater efficiency. In connection with this program, the Bank expects to incur total restructuring

charges of $600 million to $700 million pre-tax

over several quarters and incurred $333

million and
$496 million pre-tax of restructuring charges

during the three and nine months ended

July 31, 2025, respectively, which primarily related to employee severance
and other personnel-related costs, asset impairment

and other rationalization, including certain

business wind-downs, and real estate optimization.

The Bank
expects the restructuring program to

generate savings of approximately $100

million pre-tax in fiscal 2025 and fully realized

annual savings of $550 million to
$650 million pre-tax, including savings from

an approximate 2% workforce reduction
.
UPDATE ON U.S. BANK

SECRECY ACT (BSA)/ANTI-MONEY LAUNDERING (AML

)

PROGRAM REMEDIATION

AND
ENTERPRISE AML PROGRAM IMPROVEMENT ACTIVITIES
As previously disclosed in the Bank’s 2024

MD&A, on October 10, 2024, the Bank announced

that, following active cooperation and engagement

with authorities
and regulators, it reached a resolution of previously

disclosed investigations related to its

U.S. BSA/AML compliance programs (the “Global

Resolution”). The Bank
and certain of its U.S. subsidiaries consented

to orders with the Office of the Comptroller

of the Currency (OCC), the Federal Reserve

Board, and the Financial
Crimes Enforcement Network (FinCEN) and

entered into plea agreements with the

Department of Justice (DOJ), Criminal

Division, Money Laundering and Asset
Recovery Section and the United States

Attorney’s Office for the District of New Jersey. The Bank is focused on meeting the terms of the consent orders and

plea
agreements, including meeting its requirements

to remediate the Bank’s U.S. BSA/AML programs.

In addition, the Bank is also undertaking several

improvements
to the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions Programs

(“Enterprise AML Program”).
For additional information on the Global

Resolution, the Bank’s U.S. BSA/AML program

remediation activities, the Bank’s Enterprise

AML Program improvement
activities, and the risks associated with the

foregoing, see the “Significant Events – Global

Resolution of the Investigations into the Bankְ’s U.S. BSA/AML

Program”
and “Risk Factors That May Affect Future Results

– Global Resolution of the Investigations into

the Bank’s U.S. BSA/AML Program” sections of

the Bank’s
2024 MD&A.
Remediation of the U.S. BSA/AML Program
The Bank remains focused on remediating

its U.S. BSA/AML program to meet the requirements

of the Global Resolution. As noted in the

Bank’s first and second
quarter 2025 MD&A, the Bank continues to

expect to have the majority of its management

remediation actions (the term “management

remediation actions” is not
a regulatory definition and is considered by

the Bank to consist of the root cause assessments,

data preparation, design, documentation,

frameworks, policies,
standards, training, processes, systems,

testing and implementation of controls, as

well as the hiring of resources) completed in

calendar 2025 with significant
work and important milestones planned

for calendar 2026 and calendar 2027. Sustainability

and testing activities are planned for calendar

2026 and calendar 2027
following management implementations,

and the Bank is targeting to have the Suspicious

Activity Report lookback completed in

calendar 2027 per the OCC
consent order. For fiscal 2025, the Bank continues to expect

U.S. BSA/AML remediation and related governance

and control investments of approximately
US$500 million pre-tax and expects similar

investments in fiscal 2026.

As noted in the Bank’s 2024 MD&A, all

management remediation actions will be

subject to
demonstrated sustainability, validation by the Bank’s internal audit function, the review by the appointed

monitor, and, ultimately, the review and approval of the
Bank’s U.S. banking regulators and the DOJ. Following

such independent reviews, testing, and validation,

there could be additional management remediation
actions that would take place after calendar 2027

in which case the overall remediation

timeline may be extended. In addition, as the

Bank undertakes the
lookback reviews, the Bank may be required

to further expand the scope of the review, either in terms

of the subjects being addressed and/or

the time period
reviewed. The following graph illustrates the

Bank’s expected remediation plan and progress on

a calendar year basis, based on its work

to date:
5

The Bank's expectations regarding the restructuring program are subject to inherent uncertainties and are based on the Bank's assumptions regarding certain factors, including rate of natural attrition, talent re-deployment opportunities, years-of-service, execution timing of actions, decisions to expand on or reduce the restructuring actions (e.g., scope of real estate optimization, additional rationalizations), and foreign exchange translation impacts. Refer to the “Risk Factors That May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.
6
The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertainties and may vary based on the scope of work in the U.S. BSA/AML remediation plan which could change as a result of additional findings that are identified as work progresses as well as the Bank’s ability to successfully execute against the U.S. BSA/AML remediation program in accordance with the U.S. Retail segment’s fiscal 2025 and medium term plan.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 7
As noted in the Bank’s 2024 MD&A, including in

the “Risk Factors That May Affect Future Results

– Global Resolution of the Investigations

into the Bank’s U.S.
BSA/AML Program” section thereof, the Bank’s

remediation timeline is based on the Bank’s

current plans, as well as assumptions related

to the duration of
planning activities, including the completion

of external benchmarking and lookback

reviews. The Bank’s ability to meet its planned

remediation milestones
assumes that the Bank will be able to

successfully execute against its U.S. BSA/AML

remediation program plan, which

is subject to inherent risks and
uncertainties including the Bank’s ability to attract

and retain key employees, the ability

of third parties to deliver on their contractual

obligations, the successful
development and implementation of required

technology solutions, and data availability

to complete the required lookback reviews. Furthermore,

the execution of
the U.S. BSA/AML remediation plan, including

these planned milestones, will not be entirely

within the Bank’s control because of various factors

such as (i) the
requirement to obtain regulatory approval or non-objection

before proceeding with various steps, and

(ii) the requirement for the various deliverables

to be
acceptable to the regulators and/or the monitor. As of the date hereof, the Bank believes that it and

its applicable U.S. subsidiaries have taken

such actions as are
required of them to date under the terms of

the consent orders and plea agreements

and is not aware of them being in breach of the

same.
While substantial work remains, in addition

to the work that has been completed and

previously outlined in the Bank's 2024 MD&A

and first and second quarter
2025 MD&A, the Bank continued to make progress

on remediating and strengthening its

U.S. BSA/AML program during the third

quarter of fiscal 2025, including:

1)

the deployment of the first phase of machine learning

analysis on transaction monitoring which

will help improve the effectiveness and efficiency of
our investigative teams;
2)

strengthened controls and assessments relating

to new business initiatives, including the establishment

of a new Financial Crimes Risk Management
subcommittee focused on reviewing and

assessing new business products, services

and geographies; and
3)

the launch of focused training for the first

and second lines of defense relating to suspicious

customer activity for certain commercial

products and
services.
For the upcoming fiscal quarters, the Bank’s

focus will be on continuing to implement incremental

enhancements to its transaction monitoring,

customer screening,
and reporting controls, including:
1)

completing the design and deployment of dedicated

data environments which will create unified

data assets for future monitoring; and
2)

the deployment of additional machine learning

analysis capabilities related to transaction

monitoring and customer screening, including

addressing
high-risk typologies with customized

models.
In addition, the Bank will continue to progress

its work in relation to the lookback reviews

and complete the implementation of additional

reporting and controls for
cash management activities.
As noted in the Bank’s 2024 MD&A, to help ensure

that the Bank can continue to support its

customers’ financial needs in the U.S. while

not exceeding the
limitation on the combined total assets of

the U.S. Bank, the Bank is focused on executing

multiple U.S. balance sheet restructuring actions

in fiscal 2025. Refer to
the “Update on U.S. Balance Sheet Restructuring”

section of the U.S. Retail segment section

for additional information on these actions.

For additional information
about expenses associated with the Bank’s U.S. BSA/AML

program remediation activities, refer

to the U.S. Retail segment section.
Assessment and Strengthening of the

Bank’s Enterprise AML Program
The Bank is continuing to make improvements

to the Enterprise AML Program and

continues to target completion of the majority

of its Enterprise AML Program
remediation and enhancement actions (the

term “management remediation and enhancement

actions”

is not a regulatory definition and is

considered by the Bank
to consist of root cause assessments, data preparation,

design, documentation, frameworks,

policies, standards, training, processes,

systems, testing, and
execution of controls, as well as the hiring of resources)

by the end of calendar 2025. As noted in

the Bank’s first and second quarter 2025 MD&A,

once
completed,

those remediation and enhancement actions

will then be subject to internal review, challenge and validation of the activities. Following the end of the
first fiscal quarter,

the Financial Transactions and Reports Analysis Centre

of Canada (“FINTRAC”) commenced a

review of certain remediation steps that

the
Bank has taken to date to address the

FINTRAC violations. This review is ongoing,

and subject to the outcome, may result

in additional regulatory actions.
As noted in the “Risk Factors That May

Affect Future Results – Global Resolution of

the Investigations into the Bank’s U.S. BSA/AML

Program” section of the
Bank’s 2024 MD&A, the remediation and enhancement

of the Enterprise AML Program is exposed

to similar risks as noted in respect of

the remediation of the
Bank’s U.S. BSA/AML Program (see also “Remediation

of the U.S. BSA/AML Program”

above). In particular,

as the Bank continues its remediation and
improvement activities of the Enterprise AML

Program, it expects an increase in identification

of reportable transactions and/or events,

which will add to the
operational backlog in the Bank’s Financial Crime

Risk Management (FCRM)

investigations processing that the Bank

currently faces, but is working towards
remediating, across the Enterprise. In addition,

on an ongoing basis, the Bank will

continue to review and assess whether issues

identified in one jurisdiction have
an impact in other jurisdictions.

Furthermore, the Bank’s regulators or law

enforcement agencies may identify other issues

with the Bank’s Enterprise AML
Program, which may result in additional regulatory

actions.

These issues identified through the Bank’s

own review or by the Bank’s regulators or

law enforcement
agencies may broaden the scope of the remediation

and improvements required for the Enterprise

AML Program.

While substantial work remains, the

Bank has made progress on the improvements

to the Enterprise AML Program over the

third quarter of fiscal 2025, including:

1) appointed permanent head of FCRM

Canada and redesigned organizational

structure to enable stronger collaboration,

clear ownership, and a more
agile response to evolving risk and regulatory

expectations;
2) completed comprehensive transaction

monitoring coverage assessment to identify

areas requiring enhancements and deployment

of the first wave of
the new centralized case management tool

for use at the Enterprise level;

3) improved Know Your Customer controls to strengthen tracking and regulatory compliance;
4) enhanced investigative processes through

improved workflow and data management;

and
5) delivered an enhanced monitoring and

testing standard to improve coverage and depth

of controls testing.
For the upcoming fiscal quarters,

the Bank’s focus will be on the following improvements

to the Enterprise AML Program:

1)

continued enhancement and Enterprise-wide

adoption of the new centralized case management

tool that is already in production in the

U.S., with the
goal of strengthening oversight and investigations

of identified FCRM risks;
2)

the ongoing rollout of an enhanced risk assessment

methodology and tools to strengthen identification

and measurement of FCRM risks across
clients, products, and transactions, supported

by improved data capabilities; and

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 8
3)

continued investment in supporting advanced

analytics, machine learning, and AI opportunities

within FCRM, globally aligning Enterprise efforts with
those of the U.S.
HOW WE PERFORMED

CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”). TD is

the sixth largest bank in North America by
assets and serves more than 28.1 million

customers in four key businesses operating

in a number of locations in financial centres

around the globe: Canadian
Personal and Commercial Banking, including

TD Canada Trust and TD Auto Finance Canada; U.S.

Retail, including TD Bank, America’s Most Convenient

Bank
® ,
TD Auto Finance U.S., and TD Wealth (U.S.);

Wealth Management and Insurance, including TD Wealth

(Canada), TD Direct Investing, and TD Insurance;

and
Wholesale Banking, including TD Securities

and TD Cowen. TD also ranks among

the world’s leading online financial services firms,

with more than 18 million
active online and mobile customers. TD had

$2.0 trillion in assets on July 31, 2025.

The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto
Stock Exchange and New York Stock Exchange.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS, the current GAAP, and refers to results prepared in accordance with
IFRS as “reported”

results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are historical,

non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance.
To
arrive at adjusted results, the Bank adjusts

for “items of note” from reported
results. Items of note are items which management

does not believe are indicative of underlying

business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted net

interest margin, adjusted basic
and diluted earnings per share (EPS), adjusted

dividend payout ratio, adjusted efficiency ratio,

net of ISE, and adjusted effective income tax rate.

The Bank
believes that non-GAAP financial measures and

non-GAAP ratios provide the reader with

a better understanding of how management

views the Bank’s
performance. Non-GAAP financial measures

and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be
comparable to similar terms used by other issuers.

Supplementary financial measures depict

the Bank’s financial performance and position, and

capital
management measures depict the Bank’s capital

position, and both are explained in this document

where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present the gross

amount of revenue and PCL related to these

portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in Non-interest

expenses, resulting in no impact to Corporate’s

reported net
income (loss). The net income included in

the U.S. Retail segment includes only the

portion of revenue and credit losses attributable

to TD under the agreements.
Investment in The Charles Schwab Corporation

and IDA Agreement
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab. For further
details, refer to the “Significant Events”

section of this document. The Bank

discontinued recording its share of earnings

available to common shareholders from its
investment in Schwab following the sale.
Prior to the sale, the Bank accounted

for its investment in Schwab using the equity

method. The U.S. Retail segment reflected

the Bank’s share of net income
from its investment in Schwab. The Corporate

segment net income (loss) included

amounts for amortization of acquired intangibles,

the acquisition and integration
charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab. The Bank’s share of

Schwab’s earnings
available to common shareholders was reported

with a one-month lag. For further details,

refer to Note 12 of the Bank’s 2024 Annual

Consolidated Financial
Statements.
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with

an initial expiration
date of July 1, 2031. Under the 2019 Schwab

IDA Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by up

to US$10 billion per year
(subject to certain limitations and adjustments),

with a floor of US$50 billion. In addition, Schwab

requested some further operational flexibility

to allow for the
sweep deposit balances to fluctuate over

time, under certain conditions and subject to

certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”

or the “Schwab IDA
Agreement”), which replaced the 2019 Schwab

IDA Agreement. Pursuant to the 2023 Schwab

IDA Agreement, the Bank continues to make

sweep deposit
accounts available to clients of Schwab. Schwab

designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits
are designated as floating-rate obligations.

In comparison to the 2019 Schwab IDA Agreement,

the 2023 Schwab IDA Agreement extends

the initial expiration date
by three years to July 1, 2034 and provides

for lower deposit balances in its first

six years, followed by higher balances in

the later years. Specifically, until
September 2025, the aggregate FROA

will serve as the floor. Thereafter, the floor will be set at US$60 billion.

In addition, Schwab had the option to buy

down up
to $6.8 billion (US$5 billion) of FROA by paying

the Bank certain fees in accordance with

the 2023 Schwab IDA Agreement, subject

to certain limits.
During the first quarter of fiscal 2024, Schwab

exercised its option to buy down the remaining

$0.7 billion (US$0.5 billion) of the US$5 billion

FROA buydown
allowance and paid $32 million (US$23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. By the

end of the first quarter
of fiscal 2024, Schwab had completed its buydown

of the full US$5 billion FROA buydown allowance

and had paid a total of $337 million (US$250

million) in
termination fees to the Bank. The fees were

intended to compensate the Bank for losses

incurred from discontinuing certain hedging

relationships and for lost
revenues. The net impact was recorded in

net interest income.

Subsequent to the sale of the Bank’s entire remaining

equity investment in Schwab, the Bank

continues to have a business relationship

with Schwab through
the IDA Agreement.

Refer to Note 27 of the Bank’s 2024 Annual

Consolidated Financial Statements for further details

on the Schwab IDA Agreement.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 9
Strategic Review Update
As previously disclosed in the second quarter

2025 MD&A, the Bank is conducting a strategic

review. The strategic review is organized across four pillars that are
intended to help evolve the Bank strategically, operationally and financially:
1)

Adjust business mix and capital allocation –

re-allocate capital and disproportionately

invest in targeted segments;
2)

Simplify the portfolio and drive ROE

focus – simplify, optimize, and reposition portfolios to drive returns;

3)

Evolve the Bank and accelerate capabilities

– simplify operating model and strengthen

capabilities to deliver exceptional client experiences;

and

4)

Innovate to drive efficiency and operational excellence

– redesign operations and processes.

Through the strategic review, the Bank is identifying opportunities to deepen client relationships across and

within segments and channels, simplify

the
organization to better execute with speed for

colleagues and clients, and drive disciplined

execution from a capital and cost management

perspective. In addition,
as part of the strategic review, the Bank will continue to evolve its governance, and risk and control functions

in line with the Bank's scale, complexity and
regulatory requirements. The Bank will provide

an update on its strategic review, and on the Bank’s medium-term financial targets, at an Investor Day on
September 29, 2025.

For additional information on current initiatives

that are part of the strategic review, refer to “Significant Events

– Sale of Schwab Shares”,
“Significant Events – Restructuring Charges”,

and “How Our Businesses Performed –

U.S. Retail – Update on U.S. Balance Sheet

Restructuring Activities”

in this
document.
The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Net interest income $ 8,526 $ 8,125 $ 7,579 $ 24,517 $ 22,532
Non-interest income 6,771 14,812 6,597 27,766 19,177
Total revenue 15,297 22,937 14,176 52,283 41,709
Provision for (recovery of) credit losses 971 1,341 1,072 3,524 3,144
Insurance service expenses 1,563 1,417 1,669 4,487 4,283
Non-interest expenses 8,522 8,139 11,012 24,731 27,443
Income before income taxes and share

of net income from
investment in Schwab 4,241 12,040 423 19,541 6,839
Provision for (recovery of) income taxes 905 985 794 2,588 2,157
Share of net income from investment in

Schwab
– 74 190 305 525
Net income (loss) – reported 3,336 11,129 (181) 17,258 5,207
Preferred dividends and distributions on other

equity instruments
88 200 69 374 333
Net income (loss) attributable to common

shareholders
$ 3,248 $ 10,929 $ (250) $ 16,884 $ 4,874

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 10
The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

Events”, “How We
Performed”, or “How Our Businesses Performed”

sections.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Operating results – adjusted
Net interest income 1,2 $ 8,581 $ 8,208 $ 7,641 $ 24,709 $ 22,715
Non-interest income 3 7,033 6,930 6,597 21,073 19,177
Total revenue 15,614 15,138 14,238 45,782 41,892
Provision for (recovery of) credit losses 971 1,341 1,072 3,524 3,144
Insurance service expenses 1,563 1,417 1,669 4,487 4,283
Non-interest expenses 4 8,124 7,908 7,208 24,015 21,417
Income before income taxes and share of net income from
investment in Schwab 4,956 4,472 4,289 13,756 13,048
Provision for (recovery of) income taxes 1,085 929 868 2,976 2,660
Share of net income from investment in Schwab 5 – 83 225 340 684
Net income – adjusted 3,871 3,626 3,646 11,120 11,072
Preferred dividends and distributions on other equity instruments 88 200 69 374 333
Net income available to common shareholders –

adjusted
3,783 3,426 3,577 10,746 10,739
Pre-tax adjustments for items of note
Amortization of acquired intangibles 6 (33) (43) (64) (137) (230)
Acquisition and integration charges related to the Schwab

transaction
4,5 – – (21) – (74)
Share of restructuring and other charges from investment

in Schwab
5 – – – – (49)
Restructuring charges 4 (333) (163) (110) (496) (566)
Acquisition and integration-related charges 4 (32) (34) (78) (118) (297)
Impact from the terminated FHN acquisition-related capital

hedging strategy
1 (55) (47) (62) (156) (183)
Gain on sale of Schwab shares 3 – 8,975 – 8,975 –
U.S. balance sheet restructuring 2,3 (262) (1,129) – (2,318) –
Civil matter provision 4 – – – – (274)
Federal Deposit Insurance Corporation (FDIC) special assessment 4 – – – – (514)
Global resolution of the investigations into the Bank’s

U.S. BSA/AML program
4 – – (3,566) – (4,181)
Less: Impact of income taxes
Amortization of acquired intangibles (8) (8) (8) (25) (33)
Acquisition and integration charges related to the Schwab

transaction
– – (3) – (14)
Restructuring charges (85) (41) (29) (126) (150)
Acquisition and integration-related charges (7) (8) (18) (26) (64)
Impact from the terminated FHN acquisition-related capital

hedging strategy
(14) (12) (16) (39) (46)
Gain on sale of Schwab shares – 407 – 407 –
U.S. balance sheet restructuring (66) (282) – (579) –
Civil matter provision – – – – (69)
FDIC special assessment – – – – (127)
Total adjustments for items

of note
(535) 7,503 (3,827) 6,138 (5,865)
Net income (loss) available to common shareholders

– reported
$ 3,248 $ 10,929 $ (250) $ 16,884 $ 4,874
1

After the termination of the merger agreement between the Bank and FHN on May 4, 2023, the residual impact of the strategy is reversed through net interest income – Q3 2025: ($55) million,

Q2 2025: ($47) million,
2025 YTD: ($156) million, Q3 2024: ($62) million, 2024 YTD: ($183) million, reported in the Corporate segment.
2

Adjusted net interest income excludes the following item of note:
i.

U.S. balance sheet restructuring – Q2 2025: $36 million, 2025 YTD: $36 million, reported in the U.S.

Retail segment.
3

Adjusted non-interest income excludes the following items of note:
i.

The Bank sold common shares of Schwab and recognized a gain on the sale – Q2 2025: $8,975 million, 2025 YTD: $8,975 million, reported in the Corporate segment; and
ii.

U.S. balance sheet restructuring – Q3 2025: $262 million, Q2 2025: $1,093 million, 2025 YTD: $2,282 million, reported in the U.S. Retail segment.
4

Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q3 2025: $33 million, Q2 2025: $34 million, 2025 YTD: $102 million, Q3 2024:

$34 million, 2024 YTD: $139 million, reported in the Corporate segment;
ii.

The Bank’s own acquisition and integration charges related to the Schwab transaction – Q3 2024: $16 million, 2024 YTD: $55 million, reported in the Corporate segment;
iii.

Restructuring charges – Q3 2025: $333 million, Q2 2025: $163 million, 2025 YTD: $496 million, compared with Q3 2024: $110 million, 2024 YTD: $566 million under a previous program, reported in the Corporate segment;

iv.

Acquisition and integration-related charges – Q3 2025: $32 million, Q2 2025: $34 million, 2025 YTD:

$118 million, Q3 2024: $78 million, 2024 YTD: $297 million, reported in the Wholesale Banking segment;
v.

Civil matter provision – 2024 YTD: $274 million, reported in the Corporate segment;
vi.

FDIC special assessment – 2024 YTD: $514 million, reported in the U.S. Retail segment; and
vii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program – Q3 2024:

$3,566 million, 2024 YTD: $4,181 million, reported in the U.S. Retail segment.
5

Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of these items was reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – Q2 2025: $9 million, 2025 YTD: $35 million,

Q3 2024: $30 million, 2024 YTD: $91 million;
ii.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q3 2024: $5 million, 2024 YTD: $19 million;
iii.

The Bank’s share of restructuring charges incurred by Schwab – 2024 YTD: $27 million; and
iv.

The Bank’s share of the FDIC special assessment charge incurred by Schwab – 2024 YTD: $22 million.
6

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the share
of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 4 and

5 for amounts.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 11
TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Basic earnings (loss) per share – reported $ 1.89 $ 6.28 $ (0.14) $ 9.73 $ 2.77
Adjustments for items of note 0.31 (4.31) 2.19 (3.54) 3.32
Basic earnings per share – adjusted $ 2.20 $ 1.97 $ 2.05 $ 6.19 $ 6.09
Diluted earnings (loss) per share – reported $ 1.89 $ 6.27 $ (0.14) $ 9.72 $ 2.76
Adjustments for items of note 0.31 (4.30) 2.19 (3.53) 3.32
Diluted earnings per share – adjusted $ 2.20 $ 1.97 $ 2.05 $ 6.19 $ 6.09
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Schwab 1 $ – $ 9 $ 30 $ 35 $ 91
Wholesale Banking related intangibles 20 20 20 61 89
Other 5 6 6 16 17
Included as items of note 25 35 56 112 197
Software and asset servicing rights 136 124 115 379 315
Amortization of intangibles, net of income

taxes
$ 161 $ 159 $ 171 $ 491 $ 512
1

Included in Share of net income from investment in Schwab.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income as a percentage

of average allocated capital. The Bank’s methodology

for allocating
capital to its business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated to

the business segments was
11.5% CET1 Capital effective fiscal 2024.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Average common equity $ 114,115 $ 114,585 $ 100,677 $ 111,644 $ 100,523
Net income (loss) attributable to common

shareholders – reported
3,248 10,929 (250) 16,884 4,874
Items of note, net of income taxes 535 (7,503) 3,827 (6,138) 5,865
Net income available to common shareholders

– adjusted
$ 3,783 $ 3,426 $ 3,577 $ 10,746 $ 10,739
Return on common equity – reported 11.3% 39.1% (1.0) % 20.2% 6.5%
Return on common equity – adjusted 13.2 12.3 14.1 12.9 14.3
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 7: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Average common equity $ 114,115 $ 114,585 $ 100,677 $ 111,644 $ 100,523
Average goodwill 18,652 19,302 18,608 19,035 18,403
Average imputed goodwill and intangibles on
investments in Schwab – 1,304 6,087 2,047 6,066
Average other acquired intangibles 1 405 450 544 445 578
Average related deferred tax liabilities (225) (236) (228) (232) (230)
Average tangible common equity 95,283 93,765 75,666 90,349 75,706
Net income attributable to common
shareholders – reported 3,248 10,929 (250) 16,884 4,874
Amortization of acquired intangibles, net of income

taxes
25 35 56 112 197
Net income attributable to common shareholders
adjusted for amortization of acquired intangibles,
net of income taxes 3,273 10,964 (194) 16,996 5,071
Other items of note, net of income taxes 510 (7,538) 3,771 (6,250) 5,668
Net income available to common shareholders

– adjusted
$ 3,783 $ 3,426 $ 3,577 $ 10,746 $ 10,739
Return on tangible common equity 13.6% 48.0% (1.0) % 25.2% 8.9%
Return on tangible common equity – adjusted 15.8 15.0 18.8 15.9 18.9
1

Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 12
7
IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact

of foreign currency translation on key

U.S. Retail segment income statement items.

The impact is calculated as
the difference in translated earnings using the average

U.S. to Canadian dollars exchange rates in the

periods noted.

TABLE 8: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL TRANSLATED
EARNINGS
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31, 2025 vs. July 31, 2025 vs.
July 31, 2024 July 31, 2024
Increase (Decrease) Increase (Decrease)
U.S. Retail
Total revenue – reported $ 12 $ 263
Total revenue – adjusted 1 12 359
Non-interest expenses – reported 8 228
Non-interest expenses – adjusted 1 8 228
Net income excluding Schwab – reported, after

tax
3 12
Net income excluding Schwab – adjusted,

after tax
1 3 84
Share of net income from investment in

Schwab
2 – 11
U.S. Retail net income – reported, after tax 3 23
U.S. Retail net income – adjusted, after tax 1 3 95
Earnings (loss) per share (Canadian dollars)
Basic – reported $ – $ 0.01
Basic – adjusted 1 – 0.05
Diluted – reported – 0.01
Diluted – adjusted 1 – 0.05
Average foreign exchange rate (equivalent of CAD $1.00) For the three months ended For the nine months ended
July 31 July 31 July 31 July 31
2025 2024 2025 2024
U.S. dollar $ 0.728 $ 0.730 $ 0.712 $ 0.735
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Share of net income from investment in Schwab and the foreign exchange impact were reported with a one-month lag.
FINANCIAL RESULTS

OVERVIEW
Performance Summary
Outlined below is an overview of the Bank’s performance

for the third quarter of 2025. Shareholder

performance indicators help guide and benchmark

the Bank’s
accomplishments. For the purposes

of this analysis, the Bank utilizes adjusted earnings,

which excludes items of note from the reported

results that are prepared
in accordance with IFRS. Reported and adjusted

results and items of note are explained in “Non-GAAP

and Other Financial Measures” in the “How

We Performed”
section of this document.
●

Adjusted diluted EPS for the nine months ended

July 31, 2025, increased 2% from the same

period last year.
●

Adjusted ROTCE for the nine months ended

July 31, 2025, was 15.9%.
●

For the twelve months ended July 31,

2025, the total shareholder return was 30.0%

compared to the Canadian peer
average of 32.1%.
Net Income
Quarterly comparison – Q3 2025 vs. Q3 2024
Reported net income for the quarter was $3,336

million, an increase of $3,517 million compared

with the third quarter last year, primarily reflecting the impact of
the charges for the global resolution of the investigations

into the Bank's U.S. BSA/AML program

in the third quarter last year in U.S.

Retail and higher revenues,
partially offset by higher non-interest expenses, including

higher governance and control investments,

the impact of balance sheet restructuring

activities in U.S.
Retail, and higher restructuring charges. On

an adjusted basis, net income for the quarter

was $3,871 million, an increase of $225 million,

or 6%, compared with
the third quarter last year.
By segment, the increase in reported net income

reflects increases in U.S. Retail of $3,159

million, in Wealth Management and Insurance of

$273 million, in
Canadian Personal and Commercial

Banking of $81 million, and in Wholesale Banking

of $81 million, partially offset by a decrease in

the Corporate segment of
$77 million.
Quarterly comparison – Q3 2025 vs. Q2 2025

Reported net income for the quarter decreased

$7,793 million compared with the prior quarter, primarily reflecting the gain on the Schwab sale transaction

in the
prior quarter in the Corporate segment, partially

offset by the impact of balance sheet restructuring

activities in U.S. Retail. Adjusted net income

for the quarter
increased $245 million, or 7%, primarily reflecting

higher revenue and lower PCL, partially

offset by higher non-interest expenses.
By segment, the decrease in reported net income

reflects decreases in the Corporate segment

of $8,693 million, in Wholesale Banking

of $21 million, and in
Wealth Management and Insurance of $4 million, partially

offset by increases in U.S. Retail of $640

million, and in Canadian Personal and Commercial

Banking of
$285 million.
Year-to-date comparison – Q3 2025 vs. Q3 2024
Reported net income of $17,258 million, increased

$12,051 million compared with the same

period last year. The increase reflects the gain on the

Schwab sale
transaction in the Corporate segment,

the impact of the charges for the global resolution

of the investigations into the Bank's U.S.

BSA/AML program in the same
period last year in U.S. Retail, and higher

revenues, partially offset by higher non-interest

expenses and the impact of balance sheet

restructuring activities in U.S.
Retail. Adjusted net income was $11,120 million, relatively flat compared with the same period last year.
By segment, the increase in reported net income

reflects increases in the Corporate segment

of $9,034 million, in U.S. Retail of $2,244

million, in Wealth
Management and Insurance of $484 million, in

Wholesale Banking of $233 million, and in

Canadian Personal and Commercial Banking

of $56 million.

Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and

The Bank of Nova Scotia.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 13
Net Interest Income
Quarterly comparison – Q3 2025 vs. Q3 2024
Reported net interest income for the quarter

was $8,526 million, an increase of $947

million, or 12%, compared with the third quarter

last year, primarily reflecting
higher revenue from treasury and balance

sheet activities, volume growth in Canadian

Personal and Commercial Banking, and the impact

of balance sheet
restructuring activities and higher deposit

margins in U.S. Retail. On an adjusted basis,

net interest income was $8,581 million, an

increase of $940 million, or
12%.
By segment, the increase in reported net interest

income reflects increases in the Corporate

segment of $344 million, in Canadian Personal

and Commercial
Banking of $245 million, in U.S. Retail of

$165 million, in Wholesale Banking of

$136 million, and in Wealth Management

and Insurance of $57 million.

Quarterly comparison – Q3 2025 vs. Q2 2025

Reported net interest income for the quarter

increased $401 million, or 5%, compared with

the prior quarter, primarily reflecting more

days in the third quarter and
volume growth in Canadian Personal and Commercial

Banking, higher revenue from treasury and

balance sheet activities, and the impact

of balance sheet
restructuring activities and higher deposit

margins in U.S. Retail. On an adjusted basis,

net interest income increased $373 million,

or 5%.
By segment, the increase in reported net interest

income reflects increases in Canadian

Personal and Commercial Banking of $216

million, in Wholesale
Banking of $65 million, in U.S. Retail of $63 million,

in the Corporate segment of $46 million,

and in Wealth Management and Insurance

of $11 million.
Year-to-date comparison – Q3 2025 vs. Q3 2024
Reported net interest income was $24,517 million,

an increase of $1,985 million, or 9%,

compared with the same period last year, primarily

reflecting higher
revenue from treasury and balance sheet activities,

volume growth in Canadian Personal and

Commercial Banking, and the impact of

balance sheet restructuring
activities and higher deposit margins in U.S.

Retail. On an adjusted basis, net interest

income was $24,709 million, an increase

of $1,994 million, or 9%.
By segment, the increase in reported net interest

income reflects increases in the Corporate

segment of $814 million, in Canadian Personal

and Commercial
Banking of $758 million, in U.S. Retail of

$527 million, and in Wealth Management

and Insurance of $199 million, partially offset

by a decrease in Wholesale
Banking of $313 million.
Non-Interest Income
Quarterly comparison – Q3 2025 vs. Q3 2024
Reported non-interest income for the quarter

was $6,771 million, an increase of $174

million, or 3%, compared with the third quarter

last year, primarily reflecting
higher insurance premiums, fee-based revenue,

and transaction revenue in Wealth Management

and Insurance and higher fixed income trading-related

revenue
and underwriting fees in Wholesale Banking,

partially offset by the impact of balance sheet restructuring activities in U.S. Retail. On an adjusted basis,

non-interest
income was $7,033 million, an increase of

$436 million, or 7%.
By segment, the increase in reported non-interest

income reflects increases in Wealth Management

and Insurance of $267 million, in Wholesale

Banking of
$132 million, and in the Corporate segment of

$22 million, partially offset by decreases in

U.S. Retail of $240 million and in Canadian

Personal and Commercial
Banking of $7 million.
Quarterly comparison – Q3 2025 vs. Q2 2025
Non-interest income for the quarter decreased

$8,041 million compared with the prior quarter,

primarily reflecting the gain on the Schwab

sale transaction in the
prior quarter in the Corporate segment and

lower underwriting fees, including fees associated

with the sale of Schwab shares recorded in

the prior quarter in
Wholesale Banking, partially offset by the impact

of balance sheet restructuring activities

in U.S. Retail and higher insurance premiums

and fee-based revenue in
Wealth Management and Insurance. On

an adjusted basis, non-interest income increased

$103 million, or 1%.

By segment, the decrease in non-interest income

reflects decreases in the Corporate segment

of $8,924 million and in Wholesale Banking

of $131 million,
partially offset by increases in U.S. Retail of

$821 million, in Wealth Management and

Insurance of $159 million, and in Canadian

Personal and Commercial
Banking of $34 million.
Year-to-date comparison – Q3 2025 vs. Q3 2024
Reported non-interest income was $27,766

million, an increase of $8,589 million, or 45%,

compared with the same period last year, primarily reflecting the gain on
the Schwab sale transaction in the Corporate

segment, higher trading-related revenue, and

underwriting fees, including fees associated

with the sale of Schwab
shares in Wholesale Banking, and higher

insurance premiums, fee-based revenue,

and transaction revenue in Wealth Management

and Insurance, partially offset
by the impact of balance sheet restructuring

activities in U.S. Retail. Adjusted non-interest

income was $21,073 million, an increase

of $1,896 million, or 10%.
By segment, the increase in reported non-interest

income reflects increases in the Corporate

segment of $8,902 million, in Wholesale Banking

of $990 million, in
Wealth Management and Insurance of $977 million, partially

offset by decreases in U.S. Retail of $2,177

million, and in Canadian Personal and Commercial
Banking of $103 million.
Provision for Credit Losses
Quarterly comparison – Q3 2025 vs. Q3 2024
PCL for the quarter was $971 million, a decrease

of $101 million compared with the third

quarter last year. PCL – impaired was $904 million, a decrease of
$16 million, or 2%, largely recorded in

the Wholesale and U.S. consumer lending portfolios,

partially offset by credit migration in the U.S.

commercial and
Canadian consumer lending portfolios.

PCL – performing was $67 million, a decrease

of $85 million compared with the third quarter

last year. The performing
provisions this quarter largely reflect further

overlays for credit impacts from policy

and trade uncertainty.

Total PCL for the quarter as an annualized percentage of
credit volume was 0.41%.

By segment, PCL was lower by $61 million

in U.S. Retail, by $47 million in Wholesale

Banking, by $21 million in the Corporate

segment, and higher by
$28 million in Canadian Personal and Commercial

Banking.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 14

Quarterly comparison – Q3 2025 vs. Q2 2025

PCL for the quarter was $971 million, a decrease

of $370 million compared with the prior

quarter. PCL – impaired was $904 million, a decrease

of $42 million, or
4%, largely recorded in the Canadian commercial

and consumer lending portfolios,

reflecting lower provisions related to credit

migration.

PCL – performing was
$67 million, a decrease of $328 million compared

with the prior quarter.

The performing provisions this quarter reflect

a smaller current quarter build for policy and
trade uncertainty.
Total PCL for the quarter as an annualized percentage of credit volume was

0.41%.

By segment, PCL was lower by $159

million in Canadian Personal and Commercial

Banking, by $125 million in U.S. Retail,

by $52 million in Wholesale Banking
and by $34 million in the Corporate segment.
While results may vary by quarter, and are

subject to changes to the economic trajectory,

the Bank continues to expect total PCL

for fiscal 2025 to be in the
range of 45 to 55 bps previously disclosed in

the fourth quarter of fiscal 2024
.
Year-to-date comparison – Q3 2025 vs. Q3 2024
PCL was $3,524 million, an increase

of $380 million compared with the same period

last year. PCL – impaired was

$3,066 million, an increase of $342 million,
largely reflecting credit migration in the Canadian

consumer and U.S. commercial lending portfolios.

PCL – performing was $458 million,

an increase of $38 million
compared with the same period last year.

The current year performing provisions

largely reflect credit impacts from policy and

trade uncertainty, including overlays
and updates to the macroeconomic forecast,

partially offset by lower volume in U.S. Retail.

Total PCL as an annualized percentage

of credit volume was 0.50%.
By segment, PCL was higher by $281

million in Canadian Personal and Commercial

Banking, by $83 million in Wholesale Banking,

by $67 million in U.S.
Retail, and lower by $51 million in the Corporate

segment.
TABLE 9: PROVISION FOR CREDIT LOSSES 1
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Provision for (recovery of) credit losses

– Stage 3 (impaired)
Canadian Personal and Commercial

Banking
$ 376 $ 428 $ 338 $ 1,263 $ 1,099
U.S. Retail 330 309 331 1,168 1,019
Wholesale Banking 63 61 109 157 113
Corporate 2 135 148 142 478 493
Total provision for (recovery of) credit losses – Stage 3 904 946 920 3,066 2,724
Provision for (recovery of) credit losses

– Stage 1
and Stage 2 (performing)
Canadian Personal and Commercial Banking 87 194 97 343 226
U.S. Retail (13) 133 47 42 124
Wholesale Banking 8 62 9 109 70
Corporate 2 (15) 6 (1) (36) –
Total provision for (recovery of) credit losses – Stage 1
and Stage 2 67 395 152 458 420
Total provision for (recovery of) credit losses $ 971 $ 1,341 $ 1,072 $ 3,524 $ 3,144
1

Includes PCL for off-balance sheet instruments.
2

Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
Insurance Service Expenses

Quarterly comparison – Q3 2025 vs. Q3 2024
Insurance service expenses for the quarter

were $1,563 million, a decrease of $106

million, or 6%, compared with the third quarter

last year, primarily reflecting
lower estimated losses from catastrophe

claims.
Quarterly comparison – Q3 2025 vs. Q2 2025
Insurance service expenses for the quarter

increased $146 million, or 10%, compared

with the prior quarter, primarily driven by claims seasonality.
Year-to-date comparison – Q3 2025 vs. Q3 2024
Insurance service expenses were $4,487

million, an increase of $204 million, or 5%,

compared with the same period last year, primarily due to increased claims
severity, partially offset by lower estimated losses from catastrophe claims.
Non-Interest Expenses and Efficiency

Ratio
Quarterly comparison – Q3 2025 vs. Q3 2024
Reported non-interest expenses were $8,522

million, decreased $2,490 million, or 23%,

compared with the third quarter last year, primarily reflecting the impact of
the charges for the global resolution of the investigations

into the Bank's U.S. BSA/AML program

in the third quarter last year in U.S.

Retail, partially offset by
higher governance and control investments,

including costs for U.S. BSA/AML remediation,

higher restructuring charges, and higher

spend supporting business
growth initiatives from employee-related expenses

and technology costs. On an adjusted

basis, non-interest expenses were $8,124

million, an increase of
$916 million, or 13%. The Bank continues

to expect fiscal 2025 adjusted expense growth,

assuming fiscal 2024 levels of variable

compensation, foreign exchange
translation, and U.S. strategic cards

portfolio impact, to be at the upper end of the

previously communicated 5% to 7% range, reflecting

investments in governance
and control and investments supporting business

growth, net of expected productivity

and restructuring savings
.
8

The Bank’s estimated PCL range is based on forward-looking assumptions that have inherent risks and uncertainties. Results may vary depending on actual economic or credit conditions and performance, such as the level of unemployment, interest rates, economic growth or contraction, and borrower or industry specific credit factors and conditions, inclusive of policy and trade uncertainty.

The Bank’s PCL estimate is subject to risks and uncertainties including those set out in the

“Risk Factors and Management” section of this document.
9

The Bank’s expectations regarding expense growth are based on the Bank’s assumptions regarding certain factors, including risk

and control investments, timing of business investments,
employee-related expenses, foreign exchange impact, gross-up of the retailer program partners’ share of PCL for the Bank’s U.S. strategic card portfolio (“SCP Impact”), and productivity and restructuring savings. In particular in estimating its expense growth expectations, the Bank has assumed that the following three factors on the Bank’s fiscal 2025 adjusted expenses will be the same as the Bank’s fiscal 2024 adjusted expenses: (i) variable compensation commensurate with higher revenue, (ii) foreign exchange translation, and (iii) SCP Impact. For reference, in the third quarter of 2025, variable compensation, foreign exchange translation, and the SCP impact,

in the aggregate, accounted for approximately one-fourth of the year-
over-year 13% increase in adjusted non-interest expenses. The Bank’s assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the
Bank’s control, including the accuracy of the Bank’s employee compensation and benefit expense forecasts, impact of business performance on variable compensation, inflation, the pace of productivity initiatives across the organization, and unexpected expenses such as legal matters. Refer to the “Risk Factors That May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 15
By segment, the decrease in reported non-interest

expenses reflect a decrease in U.S. Retail

of $3,283 million, partially offset by increases in

the Corporate
segment of $460 million, in Wholesale Banking

of $183 million, in Canadian Personal and

Commercial Banking of $99 million, and

in Wealth Management and
Insurance of $51 million.
The Bank’s reported efficiency ratio was 55.7%, compared

to 77.7% in the third quarter last year. The Bank’s adjusted efficiency ratio, net of ISE was 57.8%,
compared with 57.3%

in the third quarter last year.
Quarterly comparison – Q3 2025 vs. Q2 2025
Reported non-interest expenses increased

$383 million, or 5%, compared with the prior

quarter, primarily reflecting higher governance and control

investments,
including costs for U.S. BSA/AML remediation,

and higher restructuring charges.

Adjusted non-interest expenses increased

$216 million, or 3%.
By segment, the increase in reported non-interest

expenses reflect increases in the Corporate

segment of $270 million, in U.S. Retail of

$43 million, in
Wholesale Banking of $32 million, in

Wealth Management and Insurance of $24 million, and

in Canadian Personal and Commercial

Banking of $14 million.
The Bank’s reported efficiency ratio was 55.7%, compared

with 35.5% in the prior quarter. The Bank’s adjusted efficiency ratio, net of

ISE was 57.8%,
compared with 57.6% in the prior quarter.
Year-to-date comparison – Q3 2025 vs. Q3 2024
Reported non-interest expenses of $24,731

million decreased $2,712 million, or 10%,

compared with the same period last year, primarily reflecting the impact of
the charges for the global resolution of the investigations

into the Bank's U.S. BSA/AML program

and FDIC special assessment charge in

the same period last
year in U.S. Retail, partially offset by higher governance

and control investments, including costs

for U.S. BSA/AML remediation, higher spend

supporting business
growth initiatives from employee-related expenses

and technology costs, and the impact

of foreign exchange translation. On an

adjusted basis, non-interest
expenses were $24,015 million, an increase

of $2,598 million, or 12%.
By segment, the decrease in reported non-interest

expenses reflects a decrease in U.S.

Retail of $3,718 million, partially offset by increases

in Canadian
Personal and Commercial Banking of

$296 million, in Wealth Management and Insurance

of $281 million, in Wholesale Banking

of $249 million, and in the
Corporate segment of $180 million.
The Bank’s reported efficiency ratio was 47.3%, compared

with 65.8% in the same period last year. The Bank’s adjusted efficiency ratio, net of ISE was 58.2%,
compared with 56.9% in the same period last

year.
Income Taxes

The Bank’s effective income tax rate on a reported

basis was 21.3% for the current quarter, compared with 187.7%

in the third quarter last year and 8.2% in

the
prior quarter. The year-over-year decrease primarily reflects the tax impact of the non-deductible provision

for the Bank’s AML program in the prior year. The
quarter-over-quarter increase primarily reflects

the tax impact of the sale of Schwab shares

in the prior quarter.
To allow for an after-tax calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting

the taxes for each item of note using
the statutory income tax rate of the applicable

legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes as

a
percentage of adjusted net income before

taxes. The Bank’s adjusted effective income tax rate

was 21.9% for the current quarter, compared with 20.2% in

the
third quarter last year and 20.8% in the prior

quarter. The year-over-year increase primarily reflects

taxes associated with Pillar Two legislation and the impact of higher adjusted pre-tax income. The quarter-over-quarter

increase primarily reflects the impact

of higher adjusted pre-tax income

for the current quarter and a tax
related adjustment in the prior quarter.
TABLE 10: INCOME TAXES – Reconciliation of Reported to Adjusted Provision for

Income Taxes
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Income taxes at Canadian statutory income

tax rate

$ 1,179 27.8% $ 3,347 27.8% $ 118 27.8% $ 5,432 27.8% $ 1,899 27.8%
Increase (decrease) resulting from:
Dividends received (3) (0.1) (4) – (3) (0.8) (10) (0.1) (25) (0.4)
Rate differentials on international operations
1
(243) (5.7) (2,303) (19.1) 698 165.2 (2,745) (14.0) 303 4.4
Other (28) (0.7) (55) (0.5) (19) (4.5) (89) (0.5) (20) (0.3)
Provision for income taxes and effective
income tax rate – reported $ 905 21.3% $ 985 8.2% $ 794 187.7% $ 2,588 13.2% $ 2,157 31.5%
Total adjustments for items of note 180 (56) 74 388 503
Provision for income taxes and effective
income tax rate – adjusted $ 1,085 21.9% $ 929 20.8% $ 868 20.2% $ 2,976 21.6% $ 2,660 20.4%
1

These amounts reflect tax credits as well as international earnings mix.
International Tax Reform – Pillar Two Global Minimum Tax
On December 20, 2021, the Organisation

for Economic Co-operation and Development

(OECD) published Pillar Two model rules as part of its

efforts toward
international tax reform. The Pillar Two model rules provide for the implementation of a 15% global

minimum tax for large multinational enterprises,

which is to be
applied on a jurisdiction-by-jurisdiction

basis. Pillar Two legislation was enacted in Canada on

June 20, 2024 under Bill C-69, which includes

the
Global Minimum
Tax Act

addressing the Pillar Two model rules. Similar legislation

has passed in other jurisdictions in

which the Bank operates and will result in additional

taxes
being paid in these countries. The rules

were effective and implemented by the Bank on

November 1, 2024. The IASB previously issued

amendments to IAS 12
Income Taxes

for a temporary mandatory exception from

the recognition and disclosure of deferred

taxes related to the implementation of Pillar

Two model rules,
which the Bank has applied. For the three and

nine months ended July 31, 2025, the Bank’s

effective tax rate increased by approximately

0.4% and 0.3%,
respectively, due to Pillar Two taxes (for the three and six months ended

April 30, 2025 – 0.2% and 0.3%, respectively).

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 16
ECONOMIC SUMMARY AND OUTLOOK

The global economy remains on track to

slow in calendar 2025 with decelerating cyclical

momentum reinforced by trade barriers. Higher

U.S. tariffs appear likely
to persist under the current administration.

Inflation expectations have increased as

the U.S. tariffs are expected to raise prices and

complicate global supply
chains. This puts global central banks in

the challenging position of gauging whether

any resulting inflationary pressures are

a one-time shock or will prove
persistent. TD Economics expects future

interest rate reductions as evidence of

slowing in global economies accumulates.
The U.S. economy has slowed in the first

half of calendar 2025. The quarter-over-quarter

performance in overall economic growth

has been volatile,

driven by
swings in imports as businesses rushed

to ship ahead of tariffs. Smoothing through the

volatility, consumer spending has slowed notably across both goods

and
services. Investment in residential construction

has weakened, held back by elevated borrowing

costs. Government spending has also slowed,

driven by cutbacks
at the federal level. Business investment has

managed to buck the trend, largely the

result of increased technology-related

spending. TD Economics forecasts that
the U.S. economy will grow at below

a 2% pace over calendar 2025 before a combination

of tax cuts, lower interest rates and a more business-friendly regulatory
environment lift growth back to 2% in calendar

2026.
Momentum in hiring within the U.S. job

market has decelerated,

in line with the broader economy. The unemployment rate has

held steady at around 4.2% over
the past year as labour force growth has

slowed in line with hiring. Inflation has picked

up so far in calendar 2025, leading the Federal

Reserve to keep interest
rates unchanged as it assesses the impact

of the increase in tariffs on the inflation outlook.

TD Economics expects that given broader

weakness in the economy,
the U.S. central bank will resume monetary

easing, with the federal funds rate expected

to be lowered to 3.50-3.75% by the end of calendar

2025 – a level still on
the restrictive side.
Canada's economic growth is on track to remain

modest in calendar 2025 as the impact

of U.S. import tariffs offsets the boost from lower borrowing costs. The
effect of elevated uncertainty around tariff policy has

weakened business and consumer confidence

about the future, which is expected to dampen

growth in the
near term. TD Economics expects Canada's

economy to contract in the second quarter

of calendar 2025 due to a drop in exports,

before gaining some modest
traction by year end. This soft backdrop is

expected to lift the unemployment rate

from 6.9% in July to 7.2% by (calendar)

year end. TD Economics also expects
population growth to slow sharply over the next

few years as immigration policy changes

restrict inflows.
The Canadian central bank lowered its overnight

rate to 2.75% in March 2025, before pausing

to assess the impact of U.S. tariffs on the economic

outlook.
TD Economics expects the Bank of Canada

to continue trimming interest rates, reaching

2.25% by the end of calendar 2025. Concerns

about the U.S. economic
outlook and larger U.S. government deficits

have weakened the U.S. dollar, lifting the Canadian dollar. TD Economics expects the Canadian dollar will trade in

a
range around 73 U.S. cents over the next

couple of quarters, although that is likely

to be influenced by the path of U.S. trade policy.
HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments:

Canadian
Personal and Commercial Banking, U.S.

Retail, Wealth Management and Insurance, and

Wholesale Banking. The Bank’s other activities

are grouped into the
Corporate segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2024 MD&A, and Note

28 of
the Bank’s Annual Consolidated Financial

Statements for the year ended October 31,

2024.

Effective the first quarter of fiscal 2025,

certain U.S. governance and
control investments, including costs for

U.S. BSA/AML remediation, previously reported

in the Corporate segment are now reported

in the U.S. Retail segment.
Comparative amounts have been reclassified

to conform with the presentation adopted

in the current period.
PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $16

million, compared with
$13 million in the prior quarter and $27 million

in the third quarter last year.
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported in

the U.S. Retail segment. Amounts for amortization

of acquired
intangibles,

the acquisition and integration charges related

to the Schwab transaction, and the Bank’s share

of restructuring and other charges incurred

by Schwab
were recorded in the Corporate segment.

Refer to “Significant Events”

for further details. Beginning in the third

quarter of fiscal 2025, the U.S. Retail

segment no
longer includes contributions from Schwab and

consequently discussions of the U.S.

Retail segment's performance exclude Schwab.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 17

TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Net interest income $ 4,239 $ 4,023 $ 3,994 $ 12,397 $ 11,639
Non-interest income 1,002 968 1,009 2,984 3,087
Total revenue 5,241 4,991 5,003 15,381 14,726
Provision for (recovery of) credit losses –

impaired
376 428 338 1,263 1,099
Provision for (recovery of) credit losses –

performing
87 194 97 343 226
Total provision for (recovery of) credit losses 463 622 435 1,606 1,325
Non-interest expenses 2,066 2,052 1,967 6,204 5,908
Provision for (recovery of) income taxes 759 649 729 2,119 2,097
Net income $ 1,953 $ 1,668 $ 1,872 $ 5,452 $ 5,396
Selected volumes and ratios
Return on common equity 1 32.5% 28.9% 34.1% 31.0% 33.9%
Net interest margin (including on securitized

assets)
2 2.83 2.82 2.81 2.82 2.83
Efficiency ratio 39.4 41.1 39.3 40.3 40.1
Number of Canadian retail branches 1,054 1,059 1,060 1,054 1,060
Average number of full-time equivalent staff 3 32,698 32,152 33,401 32,370 33,906
1

Capital allocated to the business segment was 11.5% CET1 Capital.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section and the Glossary of this document for additional information about these metrics.
3

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end to end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q3 2025 vs. Q3 2024
Canadian Personal and Commercial

Banking net income for the quarter was

$1,953 million, an increase of $81

million, or 4%, compared with the third quarter
last year, primarily reflecting higher revenue, partially offset by higher

PCL and non-interest expenses. The

annualized ROE for the quarter was 32.5%,

compared
with 34.1%, in the third quarter last year.
Revenue for the quarter was $5,241 million, an

increase of $238 million, or 5%,

compared with the third quarter last year. Net interest income was
$4,239 million, an increase of $245 million, or

6%, primarily reflecting volume growth.

Average loan volumes increased $22 billion,

or 4%, reflecting 3% growth in
personal loans and 6% growth in business

loans. Average deposit volumes increased $20 billion,

or 4%, reflecting 4% growth in personal deposits

and 6% growth
in business deposits. Net interest margin

was 2.83%, an increase of 2 bps, primarily

due to higher margins on loans, partially

offset by changes to balance sheet
mix reflecting the transition of Bankers’ Acceptances

(BAs) to Canadian Overnight Repo Rate

Average (CORRA)-based loans. Non-interest income

was
$1,002 million, a decrease of $7 million, or

1%, compared with the third quarter last

year, primarily reflecting lower fees due to the transition of

BAs to CORRA-
based loans in the prior year, the impact of which is offset in net interest income.
PCL for the quarter was $463 million, an increase

of $28 million compared with the third quarter

last year. PCL – impaired was $376 million, an increase of
$38 million, or 11%, largely reflecting credit migration in the consumer lending portfolios. PCL – performing

was $87 million, a decrease of $10 million

compared
with the third quarter last year. The performing provisions

this quarter largely reflect further overlays

for credit impacts from policy and trade uncertainty, and an update to the macroeconomic forecast. Total PCL as an annualized percentage of credit volume was 0.31%, an increase

of 1 basis point compared with the third
quarter last year.

Non-interest expenses for the quarter were $2,066

million, an increase of $99 million, or 5%,

compared with the third quarter last

year, primarily reflecting higher
technology spend and other operating expenses.
The efficiency ratio for the quarter was 39.4%, compared

with 39.3% in the third quarter last year.
Quarterly comparison – Q3 2025 vs. Q2 2025
Canadian Personal and Commercial

Banking net income for the quarter was

$1,953 million, an increase of $285

million, or 17%, compared with the prior
quarter, primarily reflecting higher revenue and lower PCL,

partially offset by higher non-interest expenses.

The annualized ROE for the quarter was 32.5%,
compared with 28.9% in the prior quarter.
Revenue increased $250 million, or 5%,

compared with the prior quarter. Net interest income increased

$216 million, or 5%, primarily reflecting

more days in the
third quarter and volume growth. Average loan

volumes increased $8 billion, or 1%, reflecting

1% growth in personal loans and 1% growth

in business loans.
Average deposit volumes increased $4 billion, or 1%,

reflecting 1% growth in personal deposits

and 1% growth in business deposits. Net

interest margin was
2.83%, an increase of 1 basis point,

primarily driven by higher margins on loans and

deposits. As we look forward to the fourth quarter, while

many factors can
impact margins, we continue to expect net

interest margin to be relatively stable
.

Non-interest income increased $34

million, or 4% compared with the prior
quarter, reflecting higher fee revenue.
PCL for the quarter was $463 million, a decrease

of $159 million compared with the prior

quarter. PCL – impaired was $376 million, a decrease of

$52 million, or
12%, recorded across the commercial and

consumer lending portfolios. PCL – performing

was $87 million, a decrease of $107

million. The performing provisions
this quarter largely reflect further overlays for

credit impacts from policy and trade uncertainty, and an update to the macroeconomic forecast. Total PCL as an
annualized percentage of credit volume

was 0.31%, a decrease of 13 bps compared

with the prior quarter.
Non-interest expenses increased $14 million, or

1% compared with the prior quarter, primarily reflecting

more days in the third quarter.
The efficiency ratio was 39.4%, compared with 41.1%

in the prior quarter.
Year-to-date comparison – Q3 2025 vs. Q3 2024
Canadian Personal and Commercial

Banking net income for the nine months ended

July 31, 2025, was $5,452 million, an increase

of $56 million, or 1%,
compared with the same period last year, reflecting higher

revenue, partially offset by higher PCL and non-interest

expenses. The annualized ROE for the

period
was 31.0%, compared with 33.9%, in

the same period last year.
Revenue for the period was $15,381 million,

an increase of $655 million, or 4%, compared

with the same period last year. Net interest income was
$12,397 million, an increase of $758 million, or 7%,

primarily reflecting volume growth. Average

loan volumes increased $22 billion, or

4%, reflecting 3% growth in
10

The Bank’s Q4 2025 net interest margin expectations for the segment are based on the Bank’s assumptions regarding factors such as Bank of Canada rate actions, competitive market dynamics, and deposit reinvestment rates and maturity profiles, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section of the Bank’s
2024 MD&A and the third quarter 2025 MD&A.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 18

personal loans and 6% growth in business

loans. Average deposit volumes increased $23 billion,

or 5%, reflecting 4% growth in personal deposits

and 7% growth
in business deposits. Net interest margin

was 2.82%, a decrease of 1 basis point,

primarily due to changes to balance sheet

mix reflecting the transition of BAs to
CORRA-based loans. Non-interest income

was $2,984 million, a decrease of $103

million, or 3%, reflecting lower fees due

to the transition of BAs to CORRA-
based loans in the prior year, the impact of which is offset in net interest income, partially offset by higher fee revenue.
PCL was $1,606 million, an increase of $281

million compared with the same period last

year. PCL – impaired was $1,263 million, an increase of

$164 million, or
15%, largely reflecting credit migration in

the consumer lending portfolios. PCL – performing

was $343 million, an increase of $117 million compared

with the same
period last year. The current year performing provisions largely reflect credit impacts from policy and

trade uncertainty, including overlays and updates to the
macroeconomic forecasts, and volume growth.

Total PCL as an annualized percentage of credit volume was 0.37%, an increase of 6 bps compared with the same
period last year.
Non-interest expenses were $6,204 million,

an increase of $296 million, or 5%,

compared with the same period last year, reflecting higher

technology and other
operating expenses.
The efficiency ratio was 40.3%, compared with 40.1%,

for the same period last year.
U.S. Retail
Update on U.S. Balance Sheet Restructuring

Activities
The Bank continued to focus on executing

the balance sheet restructuring activities

disclosed in the 2024 MD&A to help ensure

the Bank can continue to support
customers’ financial needs in the U.S. while

not exceeding the limitation on the

combined total assets of TD Bank, N.A. and

TD Bank USA, N.A. (the “U.S. Bank”).
This quarter, the Bank completed the repositioning of its

U.S. investment portfolio by selling lower

yielding investment securities and reinvesting

the proceeds into
a similar composition of assets but yielding

higher rates. During the third quarter of

fiscal 2025, the Bank sold approximately US$5.9

billion of bonds which resulted
in a loss of US$244 million pre-tax. In the aggregate,

since the announcement of the U.S. balance

sheet restructuring activities on October

10, 2024, the Bank has
sold approximately US$25 billion of bonds

from its U.S. investment portfolio for an aggregate

loss of US$1.3 billion pre-tax. The Bank

expects the net interest
income benefit from these sales to be approximately

US$500 million pre-tax in fiscal 2025
.
The Bank now expects to reduce the U.S. Bank's

assets by modestly more than 10% from

the asset level as of September 30, 2024 by using

excess cash to
paydown borrowings and by selling or

winding down certain non-scalable or non-core

U.S. loan portfolios that do not align

with the U.S. Retail segment’s focused
strategy or have lower returns on investment.

This reduction in assets combined with natural

balance sheet run-off, is expected to be largely

complete by the end
of fiscal 2025 and reduce net interest income

in the U.S. Retail segment by approximately

US$150 million pre-tax in fiscal 2025
.
During the quarter, the Bank used proceeds from the sale

of the loans, investment maturities, and

cash on hand, to pay down US$10 billion

of short-term
borrowings. Loans were reduced by US$4

billion, reflecting run-off and sales in the non-core

U.S. loan portfolios. Accordingly, as of July 31, 2025, the combined total assets of the U.S. Bank were US$386

billion. TD Bank, N.A. reached an agreement

with The Toronto-Dominion Bank and certain of its affiliates to sell approximately US$5 billion of commercial loans

at market terms. Upon closing, these

loans are reflected in the Wholesale Banking

segment.
As of June 30, 2025, the combined total assets

of the U.S. Bank, as measured in accordance

with the OCC Consent Order which utilizes

the average of spot
balances of March 31, 2025, and June 30, 2025,

was US$396 billion.
In the aggregate, total losses associated

with the Bank’s U.S. balance sheet restructuring

activities from October 10, 2024, through

July 31, 2025, are
US$1,854 million pre-tax and US$1,391

million after-tax. In total, the Bank’s collective

balance sheet restructuring actions are

expected to result in a loss up to
US$1.5 billion after-tax, and impact capital

as executed
11
,12
.
As previously disclosed, in addition to

the asset reductions identified on October

10, 2024, the Bank made the strategic decision

in the second quarter to gradually
wind-down the approximately US$3 billion point

of sale financing business which services

third-party retailers, as part of the Bank’s efforts to reduce non-scalable
and niche portfolios that do not fit the Bank’s

focused strategy. In addition, as part of the Bank’s strategic review, the U.S. Retail segment has identified additional
loans that do not align with the U.S. Retail

segment’s focused strategy or have lower returns

on investment and will be reduced over the

course of fiscal 2026 and
beyond.
11

The expected amount of net interest income benefit is subject to risk and uncertainties and are based on assumptions regarding market factors and conditions which are not entirely within the Bank’s control.
12

The Bank’s estimates regarding net interest income impacts are based on assumptions regarding the timing of when such assets are sold or wound down. The Bank’s ability to successfully dispose of the assets is subject to inherent risks and uncertainty and there is no guarantee that the

Bank will be able to sell the assets in the timeline outlined or achieve the purchase price which it currently expects. The ability to sell the assets will depend on market factors and conditions and any sale will likely be subject to customary closing terms and
conditions which could involve regulatory approvals which are not entirely within the Bank’s control.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 19
TABLE 12: U.S. RETAIL
(millions of dollars, except as noted) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
Canadian Dollars 2025 2025 2024 2025 2024
Net interest income – reported $

3,101
$

3,038
$

2,936
$

9,203
$

8,676
Net interest income – adjusted
1,2

3,101

3,074

2,936

9,239

8,676
Non-interest income (loss) – reported

376
(445)

616
(351)

1,826
Non-interest income – adjusted 1,3

638

648

616

1,931

1,826
Total revenue – reported

3,477

2,593

3,552

8,852

10,502
Total revenue – adjusted
1,2,3

3,739

3,722

3,552

11,170

10,502
Provision for (recovery of) credit losses –

impaired

330

309

331

1,168

1,019
Provision for (recovery of) credit losses –

performing
(13)

133

47

42

124
Total provision for (recovery of) credit losses

317

442

378

1,210

1,143
Non-interest expenses – reported

2,381

2,338

5,664

7,099

10,817
Non-interest expenses – adjusted 1,4

2,381

2,338

2,098

7,099

6,122
Provision for (recovery of) income taxes – reported

19
(229)

87
(402)

119
Provision for (recovery of) income taxes – adjusted 1

85

53

87

177

246
U.S. Retail net income (loss) excluding Schwab

– reported

760

42
(2,577)

945
(1,577)
U.S. Retail net income excluding Schwab

– adjusted
1

956

889

989

2,684

2,991
Share of net income from investment in

Schwab
5,6 –

78

178

277

555
U.S. Retail net income (loss) – reported $

760
$

120
$ (2,399) $

1,222
$ (1,022)
U.S. Retail net income – adjusted
1

956

967

1,167

2,961

3,546
U.S. Dollars
Net interest income – reported $

2,256
$

2,136
$

2,144
$

6,552
$

6,379
Net interest income – adjusted
1,2

2,256

2,161

2,144

6,577

6,379
Non-interest income (loss) – reported

276
(306)

450
(228)

1,342
Non-interest income – adjusted 1,3

464

457

450

1,375

1,342
Total revenue – reported

2,532

1,830

2,594

6,324

7,721
Total revenue – adjusted
1,2,3

2,720

2,618

2,594

7,952

7,721
Provision for (recovery of) credit losses –

impaired

240

216

242

827

750
Provision for (recovery of) credit losses –

performing
(9)

95

34

33

91
Total provision for (recovery of) credit losses

231

311

276

860

841
Non-interest expenses – reported

1,732

1,644

4,133

5,051

7,928
Non-interest expenses – adjusted 1,4

1,732

1,644

1,533

5,051

4,503
Provision for (recovery of) income taxes – reported

15
(160)

64
(281)

89
Provision for (recovery of) income taxes – adjusted 1

62

37

64

126

182
U.S. Retail net income (loss) excluding Schwab

– reported

554

35
(1,879)

694
(1,137)
U.S. Retail net income excluding Schwab

– adjusted
1

695

626

721

1,915

2,195
Share of net income from investment in

Schwab
5,6 –

54

129

196

409
U.S. Retail net income (loss) – reported $

554
$

89
$ (1,750) $

890
$ (728)
U.S. Retail net income – adjusted
1

695

680

850

2,111

2,604
Selected volumes and ratios
U.S. Retail return on common equity excluding

Schwab – reported
7

7.1
%

0.5
% (25.1) %

3.0
% (5.2) %
U.S. Retail return on common equity excluding

Schwab – adjusted
1,7

8.9

8.3

9.6

8.2

10.0
U.S. Retail return on common equity – reported 7

7.1

1.1
(20.9)

3.7
(3.0)
U.S. Retail return on common equity – adjusted
1,7

8.9

8.8

10.2

8.7

10.7
Net interest margin – reported 1,8

3.19

3.00

3.02

3.02

3.01
Net interest margin – adjusted 1,8

3.19

3.04

3.02

3.03

3.01
Efficiency ratio – reported

68.4

89.8

159.3

79.9

102.7
Efficiency ratio – adjusted 1

63.7

62.8

59.1

63.5

58.3
Assets under administration (billions of U.S.

dollars)
9
$

46
$

45
$

41
$

46
$

41
Assets under management (billions of U.S.

dollars)
9

10

9

8

10

8
Number of U.S. retail stores

1,100

1,137

1,150

1,100

1,150
Average number of full-time equivalent staff

28,817

28,604

27,627

28,565

27,855
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted net interest income excludes the following item of note:
i.

U.S. balance sheet restructuring (impact of loan hedge rebalancing before the close of the correspondent loan sale) – Q2 2025: $36 million or US$25 million ($26 million or
US$19 million after-tax), 2025 YTD: $36 million or US$25 million ($26 million or US$19 million after-tax).
3

Adjusted non-interest income excludes the following item of note:
i.

U.S. balance sheet restructuring – Q3 2025: $262 million or US$188 million ($196 million or US$141 million after-tax),

Q2 2025: $1,093 million or US$763 million ($821 million or
US$572 million after-tax), 2025 YTD: $2,282 million or US$1,603 million ($1,713 million or US$1,202 million after-tax).
4

Adjusted non-interest expenses exclude the following items of note:
i.

FDIC special assessment – 2024 YTD: $514 million or US$375 million ($387 million or US$282 million after-tax); and
ii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program –

Q3 2024: $3,566 million or US$2,600 million (before and after-tax), 2024 YTD:
$4,181 million or US$3,050 million (before and after-tax).
5
The Bank’s share of Schwab’s earnings was reported with a one-month lag. Refer to

Note 7 of the Bank’s third quarter 2025 Interim Consolidated Financial Statements for further details.
6
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges,

and the Bank’s share of Schwab’s FDIC special assessment charge were recorded in the Corporate segment.

7
Capital allocated to the business segment was 11.5% CET1

Capital.
8
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance.

In addition, the value of tax-exempt interest income is
adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

Management believes this calculation better reflects segment performance.
9 For additional information about this metric, refer to the Glossary of this document.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 20

15
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported

in the U.S. Retail segment. Amounts

for amortization of acquired
intangibles, the acquisition and integration

charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab
were recorded in the Corporate segment.

Refer to “Significant Events” for further

details. Beginning in the third quarter

of fiscal 2025, the U.S. Retail segment no
longer includes contributions from Schwab and

consequently discussions of the U.S.

Retail segment's performance exclude Schwab.
Quarterly comparison – Q3 2025 vs. Q3 2024
Excluding Schwab earnings of $178 million

(US$129 million) in the third quarter last

year, U.S. Retail reported net income was

$760 million (US$554 million), an
increase of $3,337 million (US$2,433 million),

compared with the third quarter last year,

primarily reflecting the impact of the charges

for the global resolution of the
investigations into the Bank’s U.S. BSA/AML

program in the third quarter last year and

higher revenue in the current quarter,

partially offset by the impact of U.S.
balance sheet restructuring activities and higher

governance and control investments, including

costs for U.S. BSA/AML remediation

in the current quarter.
U.S. Retail adjusted net income was

$956 million (US$695 million), a decrease of

$33 million (US$26 million), or 3% (4% in

U.S. dollars), compared with the third
quarter last year, primarily reflecting higher

governance and control investments, including

costs for U.S. BSA/AML remediation,

partially offset by higher revenue.
The reported and adjusted annualized ROE

excluding Schwab for the quarter were

7.1% and 8.9%, respectively, compared with

(25.1)% and 9.6%, respectively, in
the third quarter last year.
Reported revenue for the quarter was US$2,532

million, a decrease of US$62 million,

or 2%, compared with the third quarter

last year. On an adjusted basis,
revenue for the quarter was US$2,720 million,

an increase of US$126 million, or 5%. Reported

and adjusted net interest income of US$2,256

million, increased
US$112 million, or 5%, largely reflecting

the impact of U.S. balance sheet restructuring

activities and higher deposit margins,

partially offset by an adjustment for
client deposit rates.

Reported net interest margin of 3.19% increased

17 bps due to the impact of U.S. balance

sheet restructuring activities and higher deposit
margins,

partially offset by an adjustment for client

deposit rates.

Reported non-interest income was US$276

million, a decrease of US$174 million, or

39%,
compared with the third quarter last year, reflecting

the impact of U.S. balance sheet restructuring

activities, partially offset by higher fee income.

On an adjusted
basis, non-interest income of US$464 million increased

US$14 million, or 3%, compared with the

third quarter last year, reflecting higher

fee income.
Average loan volumes decreased US$13

billion, or 7%, compared with the third quarter

last year. Personal loans decreased

8% and business loans decreased
6%, reflecting U.S. balance sheet restructuring

activities. Excluding the impact of

the loan portfolios identified for sale or run-off

under our U.S. balance sheet
restructuring program, average loan volumes

increased US$3 billion, or 2%
,
. Average deposit volumes

decreased US$4 billion, or 1%, reflecting

a 5% decrease
in sweep deposits and a 1% decrease in business

deposits, partially offset by a 1% increase

in personal deposits.

Assets under administration (AUA) were US$46

billion as at July 31, 2025, an increase of US$5

billion, or 12%,

compared with the third quarter last year,

and
assets under management (AUM) were US$10

billion as of July 31, 2025, an increase

of US$2 billion, or 25%, compared with

the third quarter last year, both
reflecting net asset growth.
PCL for the quarter was US$231

million, a decrease of US$45 million

compared with the third quarter last year. PCL

– impaired was US$240 million, a decrease
of US$2 million, reflecting lower provisions

in the consumer lending portfolios largely

offset by credit migration in the commercial lending

portfolio. PCL –
performing was a recovery of US$9 million,

compared with a build of US$34 million in the

third quarter last year. The performing

recovery this quarter largely
reflects an update to the macroeconomic

forecast, partially offset by further overlays

for credit impacts from policy and trade uncertainty.

U.S. Retail PCL including
only the Bank’s share of PCL in

the U.S. strategic cards portfolio, as an

annualized percentage of credit volume was

0.52%, a decrease of 6 bps compared with
the third quarter last year.
Effective the first quarter of 2025, U.S.

Retail segment non-interest expenses include

certain U.S. governance and control investments,

including costs for U.S.
BSA/AML remediation which were

previously reported in the Corporate

segment. Comparative amounts have been reclassified

to conform with the presentation
adopted in the current period. Reported non-interest

expenses for the quarter were US$1,732

million, a decrease of US$2,401 million,

or 58%, compared to the
third quarter last year, reflecting the impact

of charges for the global resolution of the investigations

into the Bank’s U.S. BSA/AML

program in the third quarter last
year, partially offset by higher governance

and control investments including costs of US$157

million for U.S. BSA/AML remediation,

and higher employee-related
expenses, in the current quarter. On an adjusted

basis, non-interest expenses increased US$199

million, or 13%, reflecting higher governance

and control
investments, including costs for U.S. BSA/AML

remediation, and higher employee-related

expenses.
The reported and adjusted efficiency ratios

for the quarter were 68.4% and 63.7%, respectively,

compared with 159.3% and 59.1%, respectively,

in the third
quarter last year.
Quarterly comparison – Q3 2025 vs. Q2 2025
Excluding Schwab earnings of $78 million

(US$54 million) in the prior quarter, U.S. Retail

reported net income was $760 million

(US$554 million), an increase of
$718 million (US$519 million), compared with

the prior quarter, primarily reflecting the

impact of U.S. balance sheet restructuring

activities,

and lower PCL, partially
offset by higher governance and control investments,

including costs for U.S. BSA/AML

remediation. U.S. Retail adjusted

net income was $956 million
(US$695 million), an increase of $67 million

(US$69 million), or 8% (11% in U.S. dollars),

compared to the prior quarter, primarily reflecting

lower PCL, partially
offset by higher governance and control investments,

including costs for U.S. BSA/AML

remediation. The reported and adjusted

annualized ROE excluding
Schwab for the quarter were 7.1% and 8.9%,

respectively, compared with 0.5% and

8.3%, respectively, in the prior quarter.
Reported revenue was US$2,532 million,

an increase of US$702 million, or 38%,

compared with the prior quarter. On an adjusted

basis, revenue was
US$2,720 million, an increase of US$102

million, or 4%, compared with the prior

quarter. Reported net interest income of

US$2,256 million increased
US$120 million, or 6%, and adjusted net interest

income increased $95 million, or 4%, driven

by the impact of U.S. balance sheet restructuring

activities, and
higher deposit margins. Reported net interest

margin of 3.19% increased 19 bps, and

adjusted net interest margin of 3.19% increased

15 bps, due to impact of
U.S. balance sheet restructuring activities, normalization

of elevated liquidity levels (which positively

impacted net interest margin by 7 bps), and

higher deposit
margins. Net interest margin is expected to moderately expand in the fourth quarter . Reported non -
interest income was US$276 million,

compared with reported
non-interest loss of US$306 million in

the prior quarter, reflecting the impact of U.S.

balance sheet restructuring activities, and

higher fee revenue. On an adjusted
basis, non-interest income of US$464 million increased

US$7 million, or 2%, compared with the prior

quarter, reflecting higher fee revenue.
Average loan volumes decreased US$7

billion, or 4%, compared with the prior

quarter, reflecting a 5% decrease in personal

loans and a 2% decrease in
business loans,

reflecting the impact of U.S. balance

sheet restructuring activities.

Excluding the impact of the loan portfolios

identified for sale or run-off under our
13

Loan portfolios identified for sale or run-off include the point of sale finance business which services third party retailers, correspondent lending, export and import lending, commercial auto dealer portfolio, and other non-core portfolios. Q3 2025 average loan volumes: US$180 billion (Q2 2025: US$187 billion; 2025 YTD: US$186 billion; Q3 2024: US$193 billion;
2024 YTD: US$192 billion). Q3 2025 average loan volumes of loan portfolios identified for sale or run-off:

US$20 billion (Q2 2025: US$28 billion; 2025 YTD: US$27 billion; Q3 2024:
US$36 billion; 2024 YTD: US$37 billion). Q3 2025 average loan volumes excluding loan portfolios identified for sale or run-off: US$160 billion (Q2 2025: US$159 billion; 2025 YTD:
US$159 billion; Q3 2024: US$157 billion; 2024 YTD: US$155 billion).
14

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures”

in the “How We Performed” section of this
document.
15

The Bank’s Q4 2025 net interest margin expectations for the segment are based on the Bank’s assumptions regarding interest rates, deposit reinvestment rates, average asset levels, execution of planned restructuring opportunities, and other variables, and are subject to inherent risks and uncertainties,

including those set out in the “Risk Factors That May Affect
Future Results” section of this document.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 21

U.S. balance sheet restructuring program, average

loan volumes increased US$1

billion, or 1%
13
,14
.
Average deposit volumes decreased

US$4 billion, or 1%,
compared with the prior quarter, reflecting

a 3% decrease in sweep deposits and

a 2% decrease in personal deposits, partially

offset by a 1% increase in business
deposits.
AUA were US$46 billion as

at July 31, 2025, an increase of US$1 billion,

or 2%, compared with the prior quarter.

AUM were US$10 billion, an increase of
US$1 billion or 11%, compared with the prior

quarter.
PCL for the quarter was US$231

million, a decrease of US$80 million

compared with the prior quarter. PCL

– impaired was US$240 million, an increase

of
US$24 million, or 11%, largely reflecting

credit migration in the commercial lending

portfolio. PCL – performing was a

recovery of US$9 million, compared with a
build of US$95 million in the prior quarter.

The performing recovery this quarter largely

reflects an update to the macroeconomic

forecast, partially offset by further
overlays for credit impacts from policy and

trade uncertainty. U.S. Retail PCL

including only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as an
annualized percentage of credit volume was

0.52%, a decrease of 18 bps compared with

the prior quarter.
Non-interest expenses for the quarter were US$1,732

million, an increase of US$88 million,

or 5%, compared with the prior quarter, reflecting

higher governance
and control investments, including costs

for U.S. BSA/AML remediation

and higher legal expenses, partially offset

by lower employee-related costs.
The reported and adjusted efficiency ratios

for the quarter were 68.4% and 63.7%, respectively,

compared with 89.8% and 62.8%, respectively,

in the prior
quarter.
Year-to-date comparison – Q3 2025 vs. Q3 2024
Excluding Schwab earnings of $277 million

(US$196 million) and $555 million (US$

409 million), in the current year and prior

year, respectively, U.S. Retail
reported net income for the nine months

ended July 31, 2025, was $945

million (US$694 million), an increase of $2,522

million (US$1,831 million), compared with
the same period last year, reflecting the impact

of the charges for the global resolution of

the investigations into the Bank’s U.S. BSA/AML

program and FDIC
special assessment charge, in the same period

last year, and higher revenue, partially

offset by the impact of U.S. balance sheet restructuring

activities, higher
non-interest expenses. U.S. Retail adjusted net

income was $2,684 million (US$1,915

million), a decrease of $307 million (US$280

million), or 10% (13% in U.S.
dollars), primarily reflecting higher non-interest

expenses,

partially offset by higher revenue. The

reported and adjusted annualized ROE

excluding Schwab for the
period were 3.0% and 8.2%, respectively,

compared with (5.2)% and 10.0%, respectively,

in the same period last year.
Reported revenue for the period was US$6,324

million, a decrease of US$1,397 million,

or 18%, compared with the same period last

year. On an adjusted basis,
revenue for the period was US$7,952 million,

an increase of US$231 million, or 3%,

compared with the same period last year. Reported

net interest income of
US$6,552 million increased US$173 million, or

3%, and adjusted net interest income

of US$6,577 million increased US$198 million,

or 3%, reflecting the impact of
U.S. balance sheet restructuring activities and

higher deposit margins.

Reported net interest margin of 3.02% increased

1 basis point, and adjusted net interest
margin of 3.03% increased 2 bps, due

to U.S. balance sheet restructuring activities

and higher deposit margins. Reported non-interest

loss of US$228 million,
compared with reported non-interest

income of US$1,342 million in the same period

last year, primarily reflecting the impact

of U.S. balance sheet restructuring
activities, partially offset by higher fee revenue.

On an adjusted basis, non-interest income

of US$1,375 million increased US$33 million,

or 2%, primarily reflecting
higher fee revenue.
Average loan volumes for the period

decreased $6 billion, or 3%, compared with

the same period last year, reflecting a

4% decrease in business loans and a 2%
decrease in personal loans. Excluding

the impact of the loan portfolios identified for

sale or run-off under our U.S. balance sheet

restructuring program, average
loan volumes for the period increased US$4 billion,

or 2%, compared with the same period last

year
13
,14
. Average deposit volumes

decreased US$7 billion, or 2%,
reflecting an 8% decrease in sweep deposits

and a 3% decrease in business deposits,

partially offset by a 2% increase in personal

deposits compared with the
same period last year.
PCL was US$860 million, an increase

of US$19 million compared with the

same period last year. PCL – impaired

was US$827 million, an increase

of
US$77 million, or 10%, largely reflecting

credit migration in the commercial lending portfolio

and the adoption impact of a model update in

the credit card portfolio.
PCL – performing was US$33 million,

a decrease of US$58 million compared with

the same period last year. The

current year performing provisions largely reflect
credit impacts from policy and trade uncertainty,

including overlays and updates

to the macroeconomic forecasts, partially

offset by lower volume and the adoption
impact of a model update in the credit card

portfolio. U.S. Retail PCL including

only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as

an annualized
percentage of credit volume was 0.63%, an

increase of 4 bps, compared with the

same period last year.
Reported non-interest expenses for the period were

US$5,051 million, a decrease of US$2,877

million, or 36%, compared with the same

period last year,
reflecting the impact of the charges for the global

resolution of the investigations into the Bank’s

U.S. BSA/AML program, in the

same period last year, partially
offset by higher governance and control investments,

including costs for U.S. BSA/AML

remediation, and higher employee-related

expenses. On an adjusted
basis, non-interest expenses increased US$548

million, or 12%, reflecting higher governance

and control investments, including costs

for U.S. BSA/AML
remediation, and higher employee-related expenses.

For fiscal 2026, non-interest expenses are expected

to grow in the mid-single digit range
.
The reported and adjusted efficiency ratios

for the period were 79.9% and 63.5%, respectively,

compared with 102.7% and 58.3%, respectively,

for the same
period last year.
THE CHARLES SCHWAB CORPORATION
Refer to Note 7, Investment in Associates

and Joint Ventures of the Bank’s third quarter 2025

Interim Consolidated Financial Statements

for further information on
Schwab.
16
The Bank’s expectations regarding expense growth are based on the assumptions regarding certain factors, including the Bank’s ability to successfully execute against its governance and control initiatives, including U.S. BSA/AML remediation, the timing of business investments, and productivity and restructuring savings. Refer to the “Risk Factors That May Affect
Future Results” section of the 2024 MD&A for additional information about risks and uncertainties that may impact the Bank's estimates.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 22
TABLE 13: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Net interest income $ 373 $ 362 $ 316 $ 1,104 $ 905
Non-interest income 3,300 3,141 3,033 9,670 8,693
Total revenue 3,673 3,503 3,349 10,774 9,598
Insurance service expenses 1 1,563 1,417 1,669 4,487 4,283
Non-interest expenses 1,155 1,131 1,104 3,459 3,178
Provision for (recovery of) income taxes 252 248 146 738 531
Net income $ 703 $ 707 $ 430 $ 2,090 $ 1,606
Selected volumes and ratios
Return on common equity 44.7% 46.8% 27.1% 44.7% 35.0%
Return on common equity – Wealth Management 2 62.4 57.8 52.6 60.7 50.4
Return on common equity – Insurance 24.7 33.5 1.9 26.4 18.7
Efficiency ratio 31.4 32.3 33.0 32.1 33.1
Efficiency ratio, net of ISE 3 54.7 54.2 65.7 55.0 59.8
Assets under administration (billions of Canadian

dollars)
4 $ 709 $ 654 $ 632 $ 709 $ 632
Assets under management (billions of Canadian

dollars)
572 542 523 572 523
Average number of full-time equivalent staff 15,443 15,190 15,016 15,271 15,272
1

Includes estimated losses related to catastrophe claims – Q3 2025: $36 million, Q2 2025: $50 million, 2025 YTD:

$86 million, Q3 2024: $186 million, 2024 YTD: $203 million.
2

Capital allocated to the business was 11.5% CET1 Capital.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q3 2025: $2,110 million, Q2 2025: $2,086 million,
2025 YTD: $6,287

million, Q3 2024: $1,680 million, 2024 YTD: $5,315 million. Total revenue, net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial
Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.
4 Includes
AUA administered by TD Investment Services Inc. which is part of the Canadian Personal and Commercial

Banking segment.
Quarterly comparison – Q3 2025 vs. Q3 2024
Wealth Management and Insurance net income

for the quarter was $703 million, an increase

of $273 million, or 63%, compared

with the third quarter last year,
reflecting Wealth Management net income of

$521 million, an increase of $106 million,

or 26%, compared with the third quarter last

year, and Insurance net
income of $182 million, an increase of $167

million, compared with the third quarter last

year. The annualized ROE for the quarter was 44.7%, compared with
27.1% in the third quarter last year. Wealth Management annualized

ROE for the quarter was 62.4%, compared

with 52.6% in the third quarter last year, and
Insurance annualized ROE for the quarter

was 24.7% compared with 1.9% in

the third quarter last year.
Revenue for the quarter was $3,673 million, an

increase of $324 million, or 10%,

compared with the third quarter last year. Non-interest income was
$3,300 million, an increase of $267 million, or

9%, reflecting higher insurance premiums,

fee-based revenue, and transaction revenue.

Net interest income was
$373 million, an increase of $57 million, or 18%,

compared with the third quarter last year, reflecting higher deposit volumes and margins.

AUA were $709 billion as at July 31, 2025, an

increase of $77 billion, or 12%, and

AUM were $572 billion as at July 31, 2025, an

increase of $49 billion, or 9%,
compared with the third quarter last year, both reflecting

market appreciation and net asset growth.

Insurance service expenses for the quarter

were $1,563 million, a decrease of $106

million, or 6%, compared with the third

quarter last year, primarily reflecting
lower estimated losses from catastrophe

claims.
Non-interest expenses for the quarter were $1,155

million, an increase of $51 million, or

5%, compared with the third quarter

last year, reflecting higher variable
compensation commensurate with higher

revenues and increased technology investments,

partially offset by prior year provisions related

to litigation matters.
The efficiency ratio for the quarter was 31.4%,

compared with 33.0% in the third quarter

last year. The efficiency ratio, net of ISE for the quarter was 54.7%, compared with 65.7% in the third quarter last

year.

Quarterly comparison – Q3 2025 vs. Q2 2025
Wealth Management and Insurance net income

for the quarter was $703 million, relatively

flat compared with the prior quarter, reflecting Wealth Management net
income of $521 million, an increase of $41

million, or 9%, compared with the prior quarter, and Insurance net income of $182 million, a decrease of

$45 million, or
20%, compared with the prior quarter. The annualized

ROE for the quarter was 44.7%, compared

with 46.8% in the prior quarter. Wealth Management annualized
ROE for the quarter was 62.4%, compared

with 57.8% in the prior quarter, and Insurance annualized

ROE for the quarter was 24.7% compared

with 33.5% in the
prior quarter.
Revenue increased $170 million, or 5%,

compared with the prior quarter. Non-interest income increased

$159 million, or 5%, reflecting higher insurance
premiums and higher fee-based revenue.

Net interest income increased $11

million, or 3%, reflecting the effect of more days

in the third quarter and higher deposit
volumes.
AUA increased $55 billion, or 8%, and AUM

increased $30 billion, or 6%, compared

with the prior quarter, both reflecting market appreciation.

Insurance service expenses for the quarter

increased $146 million, or 10%, compared

with the prior quarter, primarily driven by claims seasonality.
Non-interest expenses for the quarter were $1,155

million, an increase of $24 million or 2%,

compared with the prior quarter, primarily reflecting higher variable
compensation.
The efficiency ratio for the quarter was 31.4%,

compared with 32.3% in the prior quarter. The efficiency ratio,

net of ISE for the quarter was 54.7%, compared
with 54.2% in the prior quarter.
Year-to-date comparison – Q3 2025 vs. Q3 2024
Wealth Management and Insurance net income

for the nine months ended July 31, 2025, was

$2,090 million, an increase of $484

million, or 30%, compared with
the same period last year, reflecting Wealth Management net income of $1,513 million, an increase of $325

million, or 27%, compared with the same period

last
year, and Insurance net income of $577 million, an increase

of $159 million, or 38%, compared

with the same period last year. The annualized ROE for the period was 44.7%, compared with 35.0%, in

the same period last year. Wealth Management annualized ROE

for the period was 60.7%, compared with 50.4%

in the
same period last year, and Insurance annualized ROE for

the period was 26.4% compared with 18.7%

in the same period last year.

Revenue for the period was $10,774

million, an increase of $1,176 million, or 12%,

compared with same period last year. Non-interest income

increased
$977 million, or 11%, reflecting higher insurance premiums, fee-based revenue, and transaction revenue.

Net interest income increased $199

million, or 22%,
reflecting higher deposit volumes and margins.
Insurance service expenses were $4,487

million, an increase of $204 million, or 5%,

compared with the same period last year, primarily due to increased claims
severity, partially offset by lower estimated losses from catastrophe claims.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 23
Non-interest expenses were $3,459 million,

an increase of $281 million, or 9%,

compared with the same period last year, reflecting higher variable compensation
commensurate with higher revenues and increased

technology investments, partially offset by

prior year provisions related to litigation

matters.
The efficiency ratio for the period was 32.1%, compared

with 33.1% for the same period last

year. The efficiency ratio, net of ISE for the period was 55.0%, compared with 59.8% in the same period last

year.
TABLE 14: WHOLESALE BANKING 1
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Net interest income (loss) (TEB) $ 110 $ 45 $ (26) $ 48 $ 361
Non-interest income 1,953 2,084 1,821 6,144 5,154
Total revenue 2,063 2,129 1,795 6,192 5,515
Provision for (recovery of) credit losses –

impaired
63 61 109 157 113
Provision for (recovery of) credit losses –

performing
8 62 9 109 70
Total provision for (recovery of) credit losses 71 123 118 266 183
Non-interest expenses – reported 1,493 1,461 1,310 4,489 4,240
Non-interest expenses – adjusted 1,2 1,461 1,427 1,232 4,371 3,943
Provision for (recovery of) income taxes

(TEB) – reported
101 126 50 321 209
Provision for (recovery of) income taxes

(TEB) – adjusted
1 108 134 68 347 273
Net income – reported $ 398 $ 419 $ 317 $ 1,116 $ 883
Net income – adjusted 1 423 445 377 1,208 1,116
Selected volumes and ratios
Trading-related revenue (TEB) 3 $ 873 $ 856 $ 726 $ 2,633 $ 2,149
Average gross lending portfolio (billions of Canadian

dollars)
4
96.8 103.1 97.4 100.3 96.6
Return on common equity – reported
5
9.3% 10.2% 7.8% 9.0% 7.5%
Return on common equity – adjusted
1,5
9.9 10.9 9.4 9.7 9.4
Efficiency ratio – reported 72.4 68.6 73.0 72.5 76.9
Efficiency ratio – adjusted
1
70.8 67.0 68.6 70.6 71.5
Average number of full-time equivalent staff 7,342 6,970 7,018 7,078 7,065
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition

– Q3 2025: $32 million ($25 million after tax), Q2 2025: $34 million
($26 million after tax), 2025 YTD: $118 million ($92 million after tax), Q3 2024: $78 million ($60 million after tax), 2024 YTD: $297 million ($233 million after tax).
3

Includes net interest income (loss) TEB of ($231) million, (Q2 2025: ($272) million, 2025 YTD: ($907)

million, Q3 2024: ($332)

million, 2024 YTD:

($504) million), and trading income (loss)
of $1,104 million (Q2 2025: $1,128 million, 2025 YTD: $3,540 million, Q3 2024: $1,058 million, 2024 YTD: $2,653 million). Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section and the Glossary of this document for additional information about this metric.
4

Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
5

Capital allocated to the business segment was 11.5% CET1 Capital.
Quarterly comparison – Q3 2025 vs. Q3 2024
Wholesale Banking reported net income for

the quarter was $398 million, an increase

of $81 million, or 26%, compared with the

third quarter last year, primarily
reflecting higher revenues, and lower PCL,

partially offset by higher non-interest expenses, and

income taxes. On an adjusted basis, net

income was $423 million,
an increase of $46 million, or 12%, compared

with the third quarter last year.
Revenue for the quarter was $2,063

million, an increase of $268

million, or 15%, compared with the third quarter

last year. Higher revenue primarily reflects
higher fixed income trading-related revenue, and

underwriting fees.
PCL for the quarter was $71 million, a decrease

of $47 million compared with the third quarter

last year. PCL – impaired was $63 million, a decrease

of
$46 million compared with the prior year, reflecting a lower pace of credit migration in the current quarter. PCL – performing was $8 million, a decrease of
$1 million.
Reported non-interest expenses for the quarter

were $1,493 million, an increase of $183

million, or 14%, compared with the third quarter

last year, primarily
reflecting higher technology and front office costs,

variable compensation, and higher spend

supporting regulatory and business projects,

partially offset by lower
acquisition and integration-related costs. On

an adjusted basis, non-interest expenses

were $1,461

million, an increase of $229

million, or 19%.
Quarterly comparison – Q3 2025 vs. Q2 2025
Wholesale Banking reported net income for

the quarter was $398 million, a decrease

of $21 million, or 5%, compared with the prior

quarter, primarily reflecting
lower revenues and higher non-interest expenses,

partially offset by lower PCL, and income

taxes. On an adjusted basis, net income

was $423 million, a decrease
of $22 million, or 5%.
Revenue for the quarter decreased $66

million, or 3%, compared with the prior quarter. Lower revenue primarily reflects lower underwriting

fees, including fees
associated with the sale of Schwab shares

recorded in the prior quarter, partially offset by higher advisory fees and the net change in fair value of the equity
investment portfolio.
PCL for the quarter was $71 million, a decrease

of $52 million compared with the prior quarter. PCL – impaired was $63 million, an increase of $2 million,
primarily reflecting a few impairments across

various industries. PCL – performing was $8

million, a decrease of $54 million, largely reflecting

lower performing
build for credit impacts from policy and trade

uncertainty.
Reported non-interest expenses for the quarter

increased $32 million, or 2%, compared

with the prior quarter, primarily reflecting higher operating expenses,
and variable compensation, partially offset by the impact

of foreign exchange translation. On an

adjusted basis, non-interest expenses increased

$34

million, or
2%.
Year-to-date comparison – Q3 2025 vs. Q3 2024
Wholesale Banking reported net income for

the nine months ended July 31, 2025

was $1,116 million, an increase of $233 million, or 26%, compared with the same
period last year, reflecting higher revenues, partially offset by higher non-interest expenses, income taxes, and PCL.

On an adjusted basis, net income was
$1,208 million, an increase of $92 million, or

8%.
Revenue was $6,192 million, an increase of

$677 million, or 12%, compared with the

same period last year. Higher revenue primarily reflects higher trading-
related revenue, and underwriting fees, including

fees associated with the sale of Schwab

shares, partially offset by the net change in

fair value of loan
underwriting commitments, and lower advisory

fees.
PCL was $266 million, an increase of $83

million compared with the same period last

year. PCL – impaired was $157 million, an increase of $44

million,
primarily reflecting a small number of impairments

across various industries.

PCL – performing was $109 million, an increase

of $39 million. The current year
performing provisions primarily reflect credit

impacts from policy and trade uncertainty, including overlays and updates to the macroeconomic forecast.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 24
Reported non-interest expenses were $4,489

million, an increase of $249 million, or 6%,

compared with the same period last

year, reflecting higher front office
and technology costs, volume related expenses,

variable compensation,

higher spend supporting regulatory and business

projects, and the impact of foreign
exchange translation, partially offset by lower acquisition

and integration-related costs, and

the impact of a provision related to the U.S.

record keeping and trading
regulatory matters recorded in the same

period last year. On an adjusted basis, non-interest expenses were $4,371 million, an increase of $428 million,

or 11%.
TABLE 15: CORPORATE
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Net income (loss) – reported $ (478) $ 8,215 $ (401) $ 7,378 $ (1,656)
Adjustments for items of note
Amortization of acquired intangibles 33 43 64 137 230
Acquisition and integration charges related

to the Schwab transaction
– – 21 – 74
Share of restructuring and other charges

from investment in Schwab
– – – – 49
Restructuring charges 333 163 110 496 566
Impact from the terminated FHN acquisition-related

capital hedging strategy
55 47 62 156 183
Gain on sale of Schwab shares – (8,975) – (8,975) –
Civil matter provision – – – – 274
Less: impact of income taxes 107 (346) 56 (217) 312
Net income (loss) – adjusted
1
$ (164) $ (161) $ (200) $ (591) $ (592)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses 2 $ (477) $ (431) $ (302) $ (1,278) $ (857)
Other 313 270 102 687 265
Net income (loss) – adjusted
1
$ (164) $ (161) $ (200) $ (591) $ (592)
Selected volumes
Average number of full-time equivalent staff 3 18,725 18,356 17,816 18,293 18,092
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

For additional information about this metric, refer to the Glossary of this document.

3

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end to end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q3 2025 vs. Q3 2024

Corporate segment’s reported net loss for the quarter

was $478 million, compared with a reported

net loss of $401 million in the third quarter

last year. The higher
net loss primarily reflects higher net corporate

expenses and restructuring charges, partially

offset by higher revenue from treasury and

balance sheet activities in
the current quarter. Net corporate expenses increased $175

million compared to the third quarter last

year, primarily reflecting higher governance and control
costs. The adjusted net loss for the quarter

was $164 million, compared with an adjusted

net loss of $200 million in the third quarter

last year.
Quarterly comparison – Q3 2025 vs. Q2 2025

Corporate segment’s reported net loss for the quarter

was $478 million, compared with a reported

net income of $8,215 million in the prior quarter. The
quarter-over-quarter decrease primarily reflects

the gain on the Schwab sale transaction in

the prior quarter and higher restructuring

charges in the current quarter.
The adjusted net loss for the quarter was $164

million, compared with an adjusted net loss

of $161 million in the prior quarter.
Year-to-date comparison – Q3 2025 vs. Q3 2024
Corporate segment’s reported net income for the nine

months ended July 31, 2025 was $7,378

million, compared with a reported net loss of $1,656

million in the
same period last year. The period-over-period increase primarily reflects the gain on the Schwab sale transaction

and higher revenue from treasury and

balance
sheet activities, partially offset by higher net

corporate expenses in the current period.
Net corporate expenses increased $421

million compared to the same
period last year, primarily reflecting higher governance and control costs. The adjusted net loss for the nine

months ended July 31, 2025 was $591

million,
compared with an adjusted net loss of $592

million in the same period last year.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 25
QUARTERLY

RESULTS

The following table provides summary information

related to the Bank’s eight most recently

completed quarters.

TABLE 16: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted) For the three months ended

2025 2024 2023
Jul. 31 Apr. 30 Jan. 31 Oct. 31 Jul. 31 Apr. 30 Jan. 31 Oct. 31
Net interest income $ 8,526 $ 8,125 $ 7,866 $ 7,940 $ 7,579 $ 7,465 $ 7,488 $ 7,494
Non-interest income 6,771 14,812 6,183 7,574 6,597 6,354 6,226 5,684
Total revenue 15,297 22,937 14,049 15,514 14,176 13,819 13,714 13,178
Provision for (recovery of) credit losses 971 1,341 1,212 1,109 1,072 1,071 1,001 878
Insurance service expenses 1,563 1,417 1,507 2,364 1,669 1,248 1,366 1,346
Non-interest expenses 8,522 8,139 8,070 8,050 11,012 8,401 8,030 7,628
Provision for (recovery of) income taxes 905 985 698 534 794 729 634 616
Share of net income from investment in Schwab – 74 231 178 190 194 141 156
Net income (loss) – reported 3,336 11,129 2,793 3,635 (181) 2,564 2,824 2,866
Pre-tax adjustments for items of note
1
Amortization of acquired intangibles 33 43 61 60 64 72 94 92
Acquisition and integration charges related to the
Schwab transaction – – – 35 21 21 32 31
Share of restructuring and other charges from
investment in Schwab – – – – – – 49 35
Restructuring charges 333 163 – – 110 165 291 363
Acquisition and integration-related charges 32 34 52 82 78 102 117 197
Impact from the terminated FHN acquisition-related
capital hedging strategy 55 47 54 59 62 64 57 64
Gain on sale of Schwab shares – (8,975) – (1,022) – – – –
U.S. balance sheet restructuring 262 1,129 927 311 – – – –
Indirect tax matters 2,3 – – – 226 – – – –
Civil matter provision – – – – – 274 – –
FDIC special assessment

– – – (72) – 103 411 –
Global resolution of the investigations into the
Bank’s U.S. BSA/AML program – – – 52 3,566 615 – –
Total pre-tax adjustments

for items of note
1 715 (7,559) 1,094 (269) 3,901 1,416 1,051 782
Less: Impact of income taxes 180 (56) 264 161 74 191 238 163
Net income – adjusted 1 3,871 3,626 3,623 3,205 3,646 3,789 3,637 3,485
Preferred dividends and distributions on other
equity instruments 88 200 86 193 69 190 74 196
Net income available to common
shareholders – adjusted
1
$ 3,783 $ 3,426 $ 3,537 $ 3,012 $ 3,577 $ 3,599 $ 3,563 $ 3,289
(Canadian dollars, except as noted)
Basic earnings (loss) per share
Reported

$ 1.89 $ 6.28 $ 1.55 $ 1.97 $ (0.14) $ 1.35 $ 1.55 $ 1.48
Adjusted
1
2.20 1.97 2.02 1.72 2.05 2.04 2.01 1.82
Diluted earnings (loss) per share
Reported

1.89 6.27 1.55 1.97 (0.14) 1.35 1.55 1.48
Adjusted
1
2.20 1.97 2.02 1.72 2.05 2.04 2.00 1.82
Return on common equity – reported 11.3% 39.1% 10.1% 13.4% (1.0) % 9.5% 10.9% 10.5%
Return on common equity – adjusted 1 13.2 12.3 13.2 11.7 14.1 14.5 14.1 12.9
(billions of Canadian dollars, except as noted)

Average total assets $ 2,112 $ 2,156 $ 2,063 $ 2,035 $ 1,968 $ 1,938 $ 1,934 $ 1,910
Average interest-earning assets
4
1,855 1,894 1,883 1,835 1,778 1,754 1,729 1,715
Net interest margin – reported 1.82% 1.76% 1.66% 1.72% 1.70% 1.73% 1.72% 1.73%
Net interest margin – adjusted
1
1.83 1.78 1.67 1.74 1.71 1.75 1.74 1.75
1

For explanations of items of note, refer to the “Significant Events”

and “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the

“How We
Performed” section of this document.
2

Adjusted non-interest expenses exclude indirect tax matters, reported in the Corporate segment.
3

Adjusted net interest income excludes indirect tax matters, reported in the Corporate segment.
4

Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We
Performed” section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 26
BALANCE SHEET REVIEW

TABLE 17: SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)
As at

July 31, 2025 October 31, 2024
Assets
Cash and Interest-bearing deposits

with banks
$ 121,140 $ 176,367
Trading loans, securities, and other 205,679 175,770
Non-trading financial assets at fair value through

profit or loss
6,369 5,869
Derivatives 75,950 78,061
Financial assets designated at fair value through

profit or loss
6,576 6,417
Financial assets at fair value through other

comprehensive income
122,894 93,897
Debt securities at amortized cost, net of allowance

for credit losses
245,525 271,615
Securities purchased under reverse repurchase

agreements
228,280 208,217
Loans, net of allowance for loan losses 936,090 949,549
Investment in Schwab – 9,024
Other 86,659 86,965
Total assets $ 2,035,162 $ 2,061,751
Liabilities
Trading deposits $ 33,102 $ 30,412
Derivatives 72,030 68,368
Financial liabilities designated at fair value

through profit or loss
194,626 207,914
Deposits 1,256,922 1,268,680
Obligations related to securities sold

under repurchase agreements
207,858 201,900
Subordinated notes and debentures 10,496 11,473
Other 134,734 157,844
Total liabilities 1,909,768 1,946,591
Total equity 125,394 115,160
Total liabilities and equity $ 2,035,162 $ 2,061,751
Total assets

were $2,035 billion as at July 31, 2025, a decrease

of $27 billion from October 31, 2024.

The impact of foreign exchange translation

from the
depreciation in the Canadian dollar decreased

total assets by $4 billion.
The decrease in total assets reflects a decrease

in cash and interest-bearing deposits

with banks of $55 billion, debt securities at

amortized cost of $26 billion,
loans, net of allowances for loan losses of $14

billion, investment in Schwab of $9 billion, and

derivative assets of $2 billion. The decrease

was partially offset by
an increase in trading loans, securities, and

other of $30 billion, financial assets at fair

value through other comprehensive

income (FVOCI) of $29 billion, and
securities purchased under reverse repurchase

agreements of $20 billion.

Cash and interest-bearing deposits with

banks
decreased $55 billion primarily reflecting

cash management activities in Canada

and the reduction of excess
liquidity in relation to the U.S. balance

sheet restructuring activities, partially offset by proceeds from the sale of Schwab.
Trading loans, securities, and other
increased $30 billion primarily in commodities

held for trading, equity securities, government

securities held for trading, and
securitized mortgages.

Derivative assets
decreased $2 billion primarily reflecting

changes in mark-to-market values of interest

rate contracts, partially offset by an increase

in equity
contracts.
Financial assets at fair value through other

comprehensive income

increased $29 billion reflecting new investments

primarily in government securities,
partially offset by maturities and sales.
Debt securities at amortized cost, net

of allowance for credit losses

decreased $26 billion primarily reflecting

maturities and sales as a result of the U.S.
balance sheet restructuring activities, partially

offset by new investments.
Securities purchased under reverse repurchase

agreements
increased $20 billion primarily reflecting an increase in volume.
Loans, net of allowance for loan losses
decreased $14 billion primarily reflecting

the impact of deconsolidation of U.S. asset-backed

commercial paper (ABCP)
conduits, sale of U.S. residential mortgage loans

(correspondent lending loans) in relation

to the U.S. balance sheet restructuring activities,

and the impact of
foreign exchange translation, partially offset by

volume growth in consumer instalment and other

personal loans.
Investment in Schwab
decreased by $9 billion, which reflects

the sale of the Bank’s entire remaining equity investment

in Schwab on February 12, 2025.

Total liabilities

were $1,910 billion as at July 31, 2025,

a decrease of $37 billion from October 31,

2024. The impact of foreign exchange

translation from the
depreciation in the Canadian dollar decreased

total liabilities by $4 billion.
The decrease in total liabilities reflects a decrease

in other liabilities of $23 billion, financial liabilities

designated at fair value through profit

or loss (FVTPL) of
$13 billion, deposits of $12 billion, and subordinated

notes and debentures of $1 billion. The

decrease was partially offset by an increase

in obligations related to
securities sold under repurchase agreements

of $6 billion, derivative liabilities of $3 billion,

and trading deposits of $3 billion.
Trading deposits
increased $3 billion primarily reflecting

new issuances.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 27
Derivative liabilities
increased $3 billion primarily reflecting

changes in mark-to-market values of equity

and foreign exchange contracts, partially

offset by a
decrease in interest rate contracts.
Financial liabilities designated at fair value

through profit or loss

decreased $13 billion primarily reflecting

maturities, partially offset by new issuances.
Deposits
decreased $12 billion primarily reflecting

lower volume in bank deposits, including

higher payments on advances to Federal

Home Loan Bank (FHLB),
and the impact of foreign exchange translation,

partially offset by volume increase in personal

and business and government deposits.
Obligations related to securities sold

under repurchase agreements
increased $6 billion primarily reflecting an

increase in volume.
Subordinated notes and debentures

decreased $1 billion primarily reflecting

redemptions, partially offset by new issuances.
Other

liabilities decreased $23 billion primarily

reflecting the impact of deconsolidation

of U.S. ABCP conduits, decrease in amounts

payable to brokers, dealers,
and clients due to lower volumes of pending

trades, and decrease in provision for investigations

related to the Bank’s U.S. BSA/AML program due

to payments.

Equity
was $125 billion as at July 31, 2025, an increase

of $10 billion from October 31, 2024.

The increase primarily reflects an increase

in retained earnings and
gains in AOCI. The retained earnings increased

as a result of higher income generated

from the sale of investment in Schwab. The

increase in AOCI is primarily
driven by gains on cash flow hedges and

the Bank’s share of the other comprehensive income

from investment in Schwab.
CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q3 2025 vs. Q3 2024
Gross impaired loans were $5,334 million

as at July 31, 2025, an increase of $1,164

million, or 28%, compared with the third quarter

last year. Canadian Personal
and Commercial Banking gross impaired

loans increased $188 million, or 11%, compared with the third quarter last year, reflecting formations outpacing
resolutions in the consumer lending portfolios.

U.S. Retail gross impaired loans increased

$596 million, or 26%, compared with the

third quarter last year, reflecting
formations outpacing resolutions in the commercial

and consumer lending portfolios, and

the impact of foreign exchange. Wholesale gross

impaired loans
increased $381 million, compared with the

third quarter last year, reflecting credit migration driven by a few impairments across various industries.

Net impaired
loans were $3,672 million as at July 31, 2025,

an increase of $767 million, or 26%, compared

with the third quarter last year.
The allowance for credit losses of $9,705

million as at July 31, 2025 was comprised

of Stage 3 allowance for impaired loans of $1,671

million, Stage 2 allowance
of $4,849 million and Stage 1 allowance of

$3,181 million, and the allowance for debt

securities of $4 million. The Stage 1 and

2 allowances are for performing
loans and off-balance sheet instruments.
The Stage 3 allowance for loan losses increased

$393 million, or 31%, reflecting credit

migration in the business and government and consumer

lending
portfolios. The Stage 1 and Stage 2 allowance

for loan losses increased $474 million,

or 6%, largely reflecting reserve build

related to elevated uncertainty
associated with policy and trade. The allowance

change included a decrease of $1 million attributable

to the retailer program partners’ share of

the U.S. strategic
cards portfolio.

Forward-looking information, including

macroeconomic variables deemed to be

predictive of expected credit losses (ECLs)

based on the Bank’s experience, is
used to determine ECL scenarios and associated

probability weights to determine the probability-weighted

ECLs. Each quarter, all base forecast macroeconomic
variables are refreshed, resulting in new upside

and downside macroeconomic scenarios.

The probability weightings assigned

to each ECL scenario are also
reviewed each quarter and updated as required,

as part of the Bank’s ECL governance process.

As a result of periodic reviews and quarterly updates,

the
allowance for credit losses may be revised

to reflect updates in loss estimates based on

the Bank’s recent loss experience and its forward-looking

views. The Bank
periodically reviews the methodology and

has performed certain additional quantitative

and qualitative portfolio and loan level

assessments of significant increase
in credit risk. Refer to Note 3 of the Bank’s third quarter

2025 Interim Consolidated Financial Statements

for further details on forward-looking information.
The probability-weighted allowance for

credit losses reflects the Bank’s forward-looking

views.
To
the extent that certain anticipated effects cannot

be fully
incorporated into quantitative models, management

continues to exercise expert credit judgment

in determining the amount of ECLs, including

for risks related to
elevated uncertainty associated with policy and

trade, and such adjustments will be updated

as appropriate in future quarters as additional

information becomes
available. Refer to Note 4 of the Bank’s third quarter

2025 Interim Consolidated Financial

Statements for additional details.
The Bank calculates allowances for ECLs

on debt securities measured at amortized

cost and FVOCI. The Bank has $365 billion

in such debt securities,

all of
which are performing (Stage 1 and 2) and none

are impaired (Stage 3). The allowance

for credit losses was $2 million for debt

securities at amortized cost (DSAC)
and $2 million for debt securities at FVOCI,

for a total of $4 million, flat, compared

with the third quarter last year.
Quarterly comparison – Q3 2025 vs. Q2 2025
Gross impaired loans increased $468 million,

or 10%, compared with the prior quarter, largely related

to new formations outpacing resolutions

in the Wholesale
Banking, and U.S. Commercial lending portfolios.

Impaired loans net of allowance increased

$434 million, or 13%, compared

with the prior quarter.
The allowance for credit losses of $9,705

million as at July 31, 2025 was comprised

of Stage 3 allowance for impaired loans of $1,671

million, Stage 2 allowance
of $4,849 million and Stage 1 allowance of

$3,181 million, and the allowance for debt

securities of $4 million. The Stage 1 and

2 allowances are for performing
loans and off-balance sheet instruments. The Stage

3 allowance for loan losses increased $39

million, or 2%, compared with the prior quarter, reflecting

credit
migration in the business and government lending

portfolios. The Stage 1 and Stage 2 allowance

for loan losses increased $78 million, or 1%,

compared with the
prior quarter, reflective of further reserve build related to elevated uncertainty associated with policy and

trade.
The allowance for debt securities decreased

by $1 million, compared to the prior quarter.
For further details on loans, impaired loans,

allowance for credit losses,

and on the Bank’s use of forward-looking information

and macroeconomic variables in
determining its allowance for credit losses,

refer to Note 6 of the Bank’s third quarter 2025

Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 28
TABLE 18: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
1,2
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
Personal, Business, and Government

Loans
Impaired loans as at beginning of period $ 4,866 $ 5,453 $ 3,895 $ 4,949 $ 3,299
Classified as impaired during the period 2,433 2,031 2,056 6,896 5,998
Transferred to performing during the period (331) (451) (264) (1,109) (840)
Net repayments (595) (688) (541) (1,815) (1,314)
Disposals of loans (18) – – (65) (10)
Amounts written off (1,045) (1,315) (979) (3,504) (2,976)
Exchange and other movements 24 (164) 3 (18) 13
Impaired loans as at end of period $ 5,334 $ 4,866 $ 4,170 $ 5,334 $ 4,170
1

Includes customers’ liability under acceptances.
2

Includes loans that are measured at FVOCI.
TABLE 19: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except

as noted)
As at
July 31 April 30 July 31
2025 2025 2024
Allowance for loan losses for on-balance

sheet loans
Stage 1 allowance for loan losses $ 2,732 $ 2,645 $ 2,481
Stage 2 allowance for loan losses 4,288 4,340 4,065
Stage 3 allowance for loan losses 1,662 1,628 1,265
Total allowance for loan losses for on-balance sheet loans
1
8,682 8,613 7,811
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses 449 415 428
Stage 2 allowance for loan losses 561 552 582
Stage 3 allowance for loan losses 9 4 13
Total allowance for off-balance sheet instruments 1,019 971 1,023
Allowance for loan losses 9,701 9,584 8,834
Allowance for debt securities 4 5 4
Allowance for credit losses $ 9,705 $ 9,589 $ 8,838
Impaired loans, net of allowance 2 $ 3,672 $ 3,238 $ 2,905
Net impaired loans as a percentage of net loans 2 0.39% 0.35% 0.31%
Total allowance for credit losses as a percentage of gross loans and acceptances 1.03 1.01 0.93
Provision for (recovery of) credit losses

as a percentage of net average loans and acceptances
0.41 0.58 0.46
1

Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at July 31, 2025

(April 30,

2025 – nil, July 31, 2024 – nil).

2

Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
Real Estate Secured Lending
Retail real estate secured lending includes

mortgages and lines of credit to North American

consumers to satisfy financing needs including

home purchases and
refinancing. While the Bank retains first lien

on the majority of properties held as security, there is a small portion of loans with second liens, but

most of these are
behind a TD mortgage that is in first

position. In Canada, credit policies are designed

so that the combined exposure of all uninsured

facilities on one property does
not exceed 80% of the collateral value at origination.

Lending at a higher loan-to-value ratio

is permitted by legislation but requires

default insurance. This
insurance is contractual coverage for the life

of eligible facilities and protects the

Bank’s real estate secured lending portfolio against

potential losses caused by
borrowers’ default. The Bank may also purchase

default insurance on lower loan-to-value

ratio loans. The insurance is provided

by either government-backed
entities or approved private mortgage insurers.

In the U.S., for residential mortgage originations,

mortgage insurance is usually obtained from either

government-
backed entities or approved private mortgage

insurers when the loan-to-value exceeds

80% of the collateral value at origination.
The Bank regularly performs stress tests

on its real estate lending portfolio as part

of its overall stress testing program. This is

done with a view to determine the
extent to which the portfolio would be vulnerable

to a severe downturn in economic conditions.

The effect of severe changes in house prices,

interest rates, and
unemployment levels are among the factors

considered when assessing the impact

on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical

regions, are examined during the exercise

to determine whether specific vulnerabilities exist.
TABLE 20: CANADIAN REAL ESTATE SECURED LENDING 1,2
(millions of Canadian dollars) As at
Amortizing Non-amortizing Total
Residential Home equity Total amortizing real Home equity
mortgages lines of credit estate secured lending lines of credit
July 31, 2025
Total $ 269,135 $ 101,829 $ 370,964 $ 36,217 $ 407,181
October 31, 2024
Total $ 273,069 $ 89,369 $ 362,438 $ 33,667 $ 396,105
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2

Amortizing includes loans where the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at July 31, 2025 and October 31, 2024.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 29
TABLE 21: REAL ESTATE

SECURED LENDING
1,2
(millions of Canadian dollars, except as noted)
As at

Residential mortgages

Home equity lines of credit

Total

Insured 3
Uninsured

Insured 3
Uninsured

Insured 3
Uninsured

July 31, 2025

Canada

Atlantic provinces $ 2,374 0.9% $ 4,956 1.8% $ 144 0.1% $ 2,609 1.9% $ 2,518 0.6% $ 7,565 1.9%
British Columbia 4 7,946 3.0 47,453 17.6 735 0.5 26,399 19.1 8,681 2.1 73,852 18.1
Ontario 4 21,510 8.0 125,530 46.6 2,480 1.8 75,666 54.9 23,990 5.9 201,196 49.4
Prairies 4 16,759 6.2 22,480 8.4 1,363 1.0 14,407 10.4 18,122 4.5 36,887 9.1
Québec 6,111 2.3 14,016 5.2 452 0.3 13,791 10.0 6,563 1.6 27,807 6.8
Total Canada 54,700 20.4% 214,435 79.6% 5,174 3.7% 132,872 96.3% 59,874 14.7% 347,307 85.3%
United States 1,522 45,274 – 12,085 1,522 57,359
Total $ 56,222 $ 259,709 $ 5,174 $ 144,957 $ 61,396 $ 404,666
October 31, 2024

Canada

Atlantic provinces $ 2,445 0.9% $ 4,753 1.7% $ 158 0.1% $ 2,207 1.8% $ 2,603 0.7% $ 6,960 1.8%
British Columbia 4 8,311 3.0 48,362 17.7 804 0.7 22,840 18.6 9,115 2.3 71,202 18.0
Ontario 4 21,943 8.1 126,294 46.3 2,734 2.2 67,567 54.9 24,677 6.2 193,861 48.9
Prairies 4 17,685 6.5 22,120 8.1 1,499 1.2 12,459 10.1 19,184 4.8 34,579 8.7
Québec 6,616 2.4 14,540 5.3 509 0.4 12,259 10.0 7,125 1.8 26,799 6.8
Total Canada 57,000 20.9% 216,069 79.1% 5,704 4.6% 117,332 95.4% 62,704 15.8% 333,401 84.2%
United States 1,517 57,063 – 11,525 1,517 68,588
Total $ 58,517 $ 273,132 $ 5,704 $ 128,857 $ 64,221 $ 401,989
1

Geographic location is based on the address of the property mortgaged.

2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.
The following table provides a summary

of the period over which the Bank’s residential

mortgages would be fully repaid based on

the amount of the most recent
payment received. All figures are calculated

based on current customer payment amounts,

including voluntary payments larger than

the original contractual
amounts and/or other voluntary prepayments.

The most recent customer payment amount

may exceed the original contractual amount

due.
Balances with a remaining amortization longer

than 30 years primarily reflect Canadian

variable rate mortgages where prior interest

rate increases relative to
current customer payment levels have resulted

in a longer current amortization period.

At renewal, the amortization period for

Canadian mortgages reverts to the
remaining contractual amortization, which

may require increased payments.

TABLE 22: RESIDENTIAL MORTGAGES BY REMAINING

AMORTIZATION
1,2,3
As at

<=5

>5 – 10

>10 – 15

>15 – 20

>20 – 25

>25 – 30

>30 – 35

>35

years

years

years

years

years

years

years

years

Total

July 31, 2025
Canada

0.8% 2.9% 7.6% 18.9% 31.8% 30.7% 1.3% 6.0% 100.0%
United States 2.6 1.6 3.5 8.9 21.4 60.7 0.7 0.6 100.0
Total 1.1% 2.7% 7.0% 17.4% 30.3% 35.1% 1.2% 5.2% 100.0%
October 31, 2024
Canada

0.8% 2.7% 6.4% 16.8% 33.3% 28.9% 2.4% 8.7% 100.0%
United States 2.3 1.3 3.4 7.6 14.2 70.2 0.5 0.5 100.0
Total 1.0% 2.5% 5.9% 15.1% 29.9% 36.2% 2.1% 7.3% 100.0%
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2

Percentage based on outstanding balance.
3

$1.7 billion or <1% of the mortgage portfolio in Canada (October 31, 2024: $15.6 billion or 6%) relates to mortgages in which the fixed contractual payments are no longer sufficient to
cover the interest based on the rates in effect at July 31, 2025 and October 31, 2024, respectively.
TABLE 23: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired 1,2,3
For the three months ended

Residential

Home equity

Residential

Home equity

mortgages

lines of credit
4,5
Total

mortgages

lines of credit
4,5
Total

July 31, 2025

October 31, 2024

Canada

Atlantic provinces 69% 70% 70% 69% 67% 68%
British Columbia 6 67 66 66 66 62 65
Ontario 6 68 67 67 67 63 65
Prairies 6 73 72 72 73 69 71
Québec 70 71 71 69 69 69
Total Canada 69 68 68 68 64 66
United States 71 59 66 73 61 68
Total 69% 67% 68% 69% 64% 66%
1

Geographic location is based on the address of the property mortgaged.
2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Based on house price at origination.
4

Home equity lines of credit (HELOCs) loan-to-value includes first position collateral mortgage if applicable.
5

HELOC fixed rate advantage option is included in loan-to-value calculation.
6

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 30
Sovereign Risk
The table below provides a summary of

the Bank’s direct credit exposures

outside of Canada and the U.S. (Europe excludes

United Kingdom).

TABLE 24: Total Net Exposure by Region and Counterparty
(millions of Canadian dollars)
As at

Loans and commitments
1
Derivatives, repos, and securities lending
2
Trading and investment portfolio
3
Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Exposure
4
July 31, 2025
Region
Europe $ 8,479 $ 8 $ 5,024 $ 13,511 $ 4,855 $ 1,718 $ 9,766 $ 16,339 $ 1,180 $ 26,007 $ 2,645 $ 29,832 $ 59,682
United Kingdom 7,481 2,462 2,642 12,585 3,294 1,494 13,346 18,134 478 361 505 1,344 32,063
Asia 191 30 2,298 2,519 365 549 3,423 4,337 186 8,594 1,991 10,771 17,627
Other 5 224 – 659 883 487 503 2,153 3,143 109 541 2,073 2,723 6,749
Total $ 16,375 $ 2,500 $ 10,623 $ 29,498 $ 9,001 $ 4,264 $ 28,688 $ 41,953 $ 1,953 $ 35,503 $ 7,214 $ 44,670 $ 116,121
October 31, 2024
Region
Europe $ 8,490 $ 8 $ 5,050 $ 13,548 $ 4,847 $ 2,117 $ 8,145 $ 15,109 $ 1,157 $ 24,124 $ 2,660 $ 27,941 $ 56,598
United Kingdom 8,462 3,124 2,661 14,247 3,490 1,172 13,536 18,198 866 1,691 1,104 3,661 36,106
Asia 241 30 2,412 2,683 519 533 2,739 3,791 290 10,486 893 11,669 18,143
Other 5 209 – 598 807 370 416 2,481 3,267 218 1,012 3,187 4,417 8,491
Total $ 17,402 $ 3,162 $ 10,721 $ 31,285 $ 9,226 $ 4,238 $ 26,901 $ 40,365 $ 2,531 $ 37,313 $ 7,844 $ 47,688 $ 119,338
1

Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2

Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives
Association master netting agreement.
3

Trading exposures are net of eligible short positions.

4

In addition to the exposures identified above, the Bank also has $32.2 billion (October 31, 2024 – $35.5 billion)

of exposure to supranational entities.
5

Other regional exposure largely attributable to Australia.
CAPITAL POSITION
REGULATORY CAPITAL
Capital requirements established by the Basel

Committee on Banking Supervision (BCBS)

are commonly referred to as Basel

III. Under Basel III,
Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital.

Risk sensitive regulatory capital ratios are

calculated by dividing
CET1, Tier 1, and Total Capital by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. Basel III also
introduced a non-risk sensitive leverage

ratio to act as a supplementary measure

to the risk-sensitive capital requirements.

The leverage ratio is calculated by
dividing Tier 1 Capital by leverage exposure which is

primarily comprised of on-balance sheet

assets with adjustments made to derivative

and securities financing
transaction exposures, and credit equivalent amounts

of off-balance sheet exposures. TD manages its

regulatory capital in accordance with

OSFI’s
implementation of the Basel III Capital

Framework.
OSFI’s Capital Requirements under Basel III
OSFI’s CAR and LR guidelines detail how

the Basel III capital rules apply to Canadian

banks.

The Domestic Stability Buffer (DSB) level increased

from 3% to 3.5% as of November 1,

2023, and has remained stable since. Currently, the DSB can range from
0 to 4%, with the effective level adjusted by OSFI

in response to developments in Canada’s

financial system and the broader economy.
OSFI has implemented the Basel III reforms

with adjustments to make them suitable

for domestic implementation. The Basel III reforms

impact the calculation of
credit risk, market risk and operational risk

for Canadian banks, as well as amend

the LR Guideline to include a requirement for

domestic systemically important
banks (D-SIBs) to hold a leverage ratio

buffer of 0.50% in addition to the regulatory minimum

requirement of 3.0%. The LR buffer requirement

also applies to the
TLAC leverage ratio.
On November 1, 2023, the standardized

capital floor transitioned to 67.5% of RWA from the previous 65%

of RWA. OSFI has stated that the floor will remain at
67.5% until further notice.
The Bank has implemented OSFI’s Parental Stand-Alone

(Solo) Total Loss Absorbing Capacity Framework for D-SIBs, which establishes a risk-based measure
intended to ensure that a non-viable D-SIB has

sufficient loss absorbing capacity on a stand-alone,

legal entity basis to support its resolution.

The Bank is
compliant with the requirements set out in this

framework.
The table below summarizes OSFI’s published

regulatory minimum capital targets as at

July 31, 2025.

REGULATORY

CAPITAL AND TLAC

TARGET RATIOS
Capital

Pillar 1 Pillar 1 & 2
Conservation

D-SIB / G-SIB Regulatory Regulatory
Minimum Buffer Surcharge
1
Target
2
DSB Target
CET1 4.5% 2.5% 1.0% 8.0% 3.5% 11.5%
Tier 1 6.0 2.5 1.0 9.5 3.5 13.0
Total Capital 8.0 2.5 1.0 11.5 3.5 15.0
Leverage 3.0 n/a
3
0.5 3.5 n/a 3.5
TLAC 18.0 2.5 1.0 21.5 3.5 25.0
TLAC Leverage 6.75 n/a 0.50 7.25 n/a 7.25
1

The higher of the D-SIB and Global Systemically Important Bank (G-SIB) surcharge applies to risk weighted capital. The D-SIB surcharge is currently equivalent to the Bank’s 1% G-SIB additional common equity requirement for risk weighted capital. The G-SIB surcharge may increase above

1% if the Bank’s G-SIB score increases above certain thresholds to a maximum of 4.5%. OSFI’s LR Guideline includes a requirement for D-SIBs to hold a leverage ratio buffer set at 50% of a D-SIB’s higher loss absorbency risk-weighted requirements, effectively
0.50%. This buffer also applies to the TLAC Leverage ratio.
2

The Bank’s countercyclical buffer requirement is 0% as of July 31, 2025.
3

Not applicable.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 31
The ‘Payments activity’

G-SIB indicator for October 31, 2024 and

2023 previously disclosed in the first quarter

of 2025 and 2024 respectively, have been
subsequently revised. The G-SIB indicators

including the revision are presented in

the table below.

TABLE 25: G-SIB INDICATORS
1
(millions of Canadian dollars) As at

October 31, 2024 October 31, 2023
Category (and weighting) Individual Indicator

Cross-jurisdictional activity (20%) Cross-jurisdictional claims $ 1,100,768 $ 1,003,230
Cross-jurisdictional liabilities 1,042,951 964,092
Size (20%) Total exposures as defined for use in the Basel III leverage ratio 2,228,986 2,112,677
Interconnectedness (20%) Intra-financial system assets 107,793 109,833
Intra-financial system liabilities 36,477 55,247
Securities outstanding 487,199 470,767
Substitutability/financial institution Assets under custody 689,698 563,783 infrastructure (20%) Payments activity 61,946,928 53,446,393
Underwritten transactions in debt and equity

markets

211,859

186,110
Trading Volume (includes the two sub indicators)
– Trading volume fixed income sub indicator 12,900,561 9,239,393
– Trading volume equities and other securities sub indicator 2,855,130 2,958,869
Complexity (20%) Notional amount of OTC derivatives 23,945,530 21,198,657
Trading and other securities 2 72,514 64,944
Level 3 assets 4,663 3,548
1

The G-SIB indicators are prepared based on the methodology prescribed in BCBS guidelines published and disclosed in accordance with OSFI’s Advisory on G-SIBs – Public Disclosure
Requirements. Given the Bank was designated as a G-SIB by the FSB on November 22, 2019, additional public disclosures on these indicators are required. Refer to the Bank’s
Regulatory Capital Disclosures at www.td.com/investor-relations/ir-homepage/regulatory-disclosures/g-sib/disclosures.jsp for these additional disclosures on the 2024 G-SIB indicators.
The Bank is required to submit its G-SIB indicators to OSFI and BCBS for review following the date of this report.

In the event that one or both regulators provide comments to the Bank regarding its submission that would result in changes to the G-SIB indicators listed in the table above, the Bank will publish such revised G-SIB indicators on its website.
2
Includes trading securities, securities designated at FVTPL,

and securities at FVOCI.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 32
The following table provides details of the

Bank’s regulatory capital position.

TABLE 26: CAPITAL STRUCTURE AND RATIOS – Basel III
(millions of Canadian dollars, except

as noted)
As at
July 31 October 31 July 31
2025 2024 2024
Common Equity Tier 1 Capital
Common shares plus related contributed

surplus

$ 25,122 $ 25,543 $ 25,369
Retained earnings

78,749 70,826 69,316
Accumulated other comprehensive income

10,737 7,904 6,015
Common Equity Tier 1 Capital before regulatory

adjustments

114,608 104,273 100,700
Common Equity Tier 1 Capital regulatory adjustments

Prudential valuation adjustments (160) – –
Goodwill (net of related tax liability) (18,557) (18,645) (18,504)
Intangibles (net of related tax liability)

(3,197) (2,921) (2,842)
Deferred tax assets excluding those arising

from temporary differences

(413) (212) (121)
Cash flow hedge reserve

1,990 3,015 3,285
Shortfall of provisions to expected losses

– – –
Gains and losses due to changes in own

credit risk on fair valued liabilities

(188) (193) (204)
Defined benefit pension fund net assets (net

of related tax liability)

(756) (731) (908)
Investment in own shares

(124) (21) (8)
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) – (1,835) (2,982)
Significant investments in the common

stock of banking, financial, and insurance

entities
that are outside the scope of regulatory

consolidation, net of eligible short positions
(amount above 10% threshold) – – –
Equity investments in funds subject to

the fall-back approach
(102) (32) (51)
Other deductions or regulatory adjustments

to CET1 as determined by OSFI
19 16 12
Total regulatory adjustments to Common Equity Tier 1 Capital (21,488) (21,559) (22,323)
Common Equity Tier 1 Capital 93,120 82,714 78,377
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments

plus stock surplus
10,786 10,887 10,876
Additional Tier 1 Capital instruments before

regulatory adjustments
10,786 10,887 10,876
Additional Tier 1 Capital instruments regulatory

adjustments
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) – (3) (5)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside
the scope of regulatory consolidation, net of

eligible short positions
(700) (350) (350)
Total regulatory adjustments to Additional Tier 1 Capital (700) (353) (355)
Additional Tier 1 Capital 10,086 10,534 10,521
Tier 1 Capital 103,206 93,248 88,898
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related

stock surplus
10,496 11,273 9,716
Collective allowances 1,745 1,512 1,378
Tier 2 Capital before regulatory adjustments 12,241 12,785 11,094
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments – – –
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) 1 – (224) (332)
Non-significant investments in the other

TLAC-eligible instruments issued by

G-SIBs and Canadian
D-SIBs, where the institution does not own

more than 10% of the issued common

share capital

of the entity: amount previously designated

for the 5% threshold but that no longer

meets the

conditions (2) (64) (19)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside

the scope of regulatory consolidation, net of

eligible short positions

– – (160)
Total regulatory adjustments to Tier 2 Capital (2) (288) (511)
Tier 2 Capital 12,239 12,497 10,583
Total Capital $ 115,445 $ 105,745 $ 99,481
Risk-weighted assets $ 627,248 $ 630,900 $ 610,482
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)
14.8% 13.1% 12.8%
Tier 1 Capital (as percentage of risk-weighted assets) 16.5 14.8 14.6
Total Capital (as percentage of risk-weighted assets) 18.4 16.8 16.3
Leverage ratio 2 4.6 4.2 4.1
1

Includes other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs that are outside the scope of regulatory consolidation, where the institution does not own more than
10% of the issued common share capital of the entity.
2

The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure,

as defined in the “Regulatory Capital” section of this document.
As at July 31, 2025, the Bank’s CET1, Tier 1, and Total Capital ratios were 14.8%, 16.5%, and

18.4%, respectively. The Bank’s CET1 Capital ratio increased from
13.1% as at October 31, 2024, primarily attributable

to the sale of Schwab shares, and internal

capital generation, offset by common shares repurchased

for
cancellation, RWA growth across various segments and

the impact of U.S. balance sheet restructuring.
As at July 31, 2025, the Bank’s leverage ratio

was 4.6%. The Bank’s leverage ratio increased

from 4.2% as at October 31, 2024, primarily

attributable to the sale
of Schwab shares, and internal capital generation,

offset by common shares repurchased for cancellation,

exposure increases across various

segments and the
impact of U.S. balance sheet restructuring.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 33
Future Regulatory Capital Developments
Future regulatory capital developments, in

addition to those described in the “Future

Regulatory Capital Developments” section

of the Bank’s 2024

MD&A, are
noted below.

On February 12, 2025, OSFI deferred increases

to the Basel III standardized capital floor level

until further notice. The capital floor

subjects banks using internal
model-based approaches to a floor, where the floor is calculated as a percentage of RWA under the standardized approach.

OSFI will notify the Bank at least two
years prior to resuming an increase in

the capital floor level.
TABLE 27: EQUITY AND OTHER SECURITIES 1
(thousands of shares/units and millions of Canadian

dollars, except as noted)
As at
July 31, 2025 October 31, 2024
Number of Number of
shares/units Amount shares/units Amount
Common shares
Common shares outstanding 1,708,113 $ 24,971 1,750,272 $ 25,373
Treasury – common shares (909) (92) (213) (17)
Total common shares 1,707,204 $ 24,879 1,750,059 $ 25,356
Stock options

Vested 5,622 5,400
Non-vested 9,052 9,312
Preferred shares – Class A

Series 1 20,000 $ 500 20,000 $ 500
Series 5 2 – – 20,000 500
Series 7 3 – – 14,000 350
Series 9 8,000 200 8,000 200
Series 16 14,000 350 14,000 350
Series 18 14,000 350 14,000 350
Series 27 850 850 850 850
Series 28 800 800 800 800
57,650 $ 3,050 91,650 $ 3,900
Other equity instruments 4,5

Limited Recourse Capital Notes – Series 1 1,750 $ 1,750 1,750 $ 1,750
Limited Recourse Capital Notes – Series 2 1,500 1,500 1,500 1,500
Limited Recourse Capital Notes – Series 3 6 1,750 2,403 1,750 2,403
Limited Recourse Capital Notes – Series 4 6 750 1,023 750 1,023
Limited Recourse Capital Notes – Series 5 7 750 750 – –
Perpetual Subordinated Capital Notes – Series

2023-9
8 1 312 1 312
64,151 $ 10,788 97,401 $ 10,888
Treasury – preferred shares and other equity instruments (67) (2) (162) (18)
Total preferred shares and other equity instruments 64,084 $ 10,786 97,239 $ 10,870
1

For further details, including the conversion and exchange features, and distributions, refer to Note 20 of the Bank’s

2024 Consolidated Financial Statements.
2

On January 31, 2025, the Bank redeemed all of its 20 million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares Non-Viability Contingent Capital

(NVCC),
Series 5 (“Series 5 Preferred Shares”), at a redemption price of $25.00 per Series 5 Preferred Share, for a total redemption cost of approximately $500 million.
3

On July 31, 2025, the Bank redeemed all of its 14 million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 7 (“Series 7 Preferred Shares”), at
a redemption price of $25.00 per Series 7 Preferred Share, for a total redemption cost of approximately $350 million.
4

For other equity instruments, the number of shares/units represents the number of notes issued.
5

Refer to the “Preferred Shares and Other Equity Instruments – Significant Terms

and Conditions” table in Note 20 of the Bank’s 2024 Consolidated Financial Statements

for further
details.
6

For LRCNs – Series 3 and Series 4, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
7

On December 18, 2024, the Bank issued $750 million 5.909% Fixed Rate Reset Limited Recourse Capital Notes,

Series 5 NVCC (the “LRCNs”). The LRCNs will bear interest at a rate of
5.909 per cent annually, payable quarterly,

for the initial period ending on, but excluding, January 1, 2030. Thereafter, the interest rate on the LRCNs will reset every five years at a rate
equal to the prevailing Government of Canada Yield plus 3.10 per cent. The LRCNs will mature on January 1, 2085. Concurrently with the issuance of the LRCNs, the Bank issued
750,000 Non-Cumulative 5.909% Fixed Rate Reset Preferred Shares, Series 32 NVCC (“Preferred Shares Series

32”). The Preferred Shares Series 32 are eliminated on the Bank’s
Consolidated Financial Statements.
8

For Perpetual Subordinated Capital Notes (AT1), the amount

represents the Canadian dollar equivalent of the Singapore dollar notional amount.
DIVIDENDS
On August 27, 2025, the Board approved a

dividend in an amount of one dollar and

five cents ($1.05) per fully paid common

share in the capital stock of the Bank
for the quarter ending October 31, 2025, payable

on and after October 31, 2025, to shareholders

of record at the close of business on October

10, 2025.
DIVIDEND REINVESTMENT PLAN
The Bank offers a Dividend Reinvestment Plan

(DRIP) for its common shareholders.

Participation in the plan is optional and

under the terms of the plan, cash
dividends on common shares are used

to purchase additional common shares. At

the option of the Bank, the common shares

may be issued from treasury at an
average market price based on the last five

trading days before the date of the dividend

payment, with a discount of between

0% to 5% at the Bank’s discretion or
purchased from the open market at market

prices.
During the three months ended July 31, 2025,

the Bank satisfied the DRIP requirements through

open market common share purchases.

During the nine
months ended July 31, 2025, the Bank satisfied

the DRIP requirements through common

shares issued from treasury with no discount

for the first three months
and open market common share purchases

in the last six months. During the three and

nine months ended July 31, 2024, the

Bank satisfied the DRIP
requirements through common shares issued

from treasury with no discount.
NORMAL COURSE ISSUER BID
On August 28, 2023,

the Bank announced that the Toronto Stock Exchange and OSFI approved a normal course issuer bid (2023 NCIB) to

repurchase for
cancellation up to 90 million of its common

shares. The 2023 NCIB commenced on August

31, 2023 and continued until August 31, 2024.

From the
commencement of the 2023 NCIB to August

31, 2024, the Bank repurchased 71.4

million shares under the program. The 2023 NCIB

terminated on
August 31, 2024 and therefore, there was no repurchase

of common shares by the Bank under

the 2023 NCIB during the nine months ended

July 31, 2025.
During the nine months ended July 31,

2024, the Bank repurchased 49.4 million

common shares under the 2023 NCIB, at

an average price of $80.15 per share for
a total amount of $4.0 billion.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 34
On February 24, 2025, the Bank announced

that the Toronto Stock Exchange and OSFI had approved the Bank’s previously announced

normal course issuer bid
(2025 NCIB) to purchase for cancellation up

to 100 million of its common shares. The 2025

NCIB commenced on March 3, 2025 and will end

on
February 28, 2026, or such earlier date as

the Bank may determine. From the commencement

of the 2025 NCIB to July 31, 2025, the Bank

repurchased
45.5 million shares under the program, at an

average price of $89.06 per share for a total

amount of $4.1 billion.
NON-VIABILITY CONTINGENT CAPITAL PROVISION
If an NVCC trigger event were to occur, for all series of Class

A First Preferred Shares excluding the preferred

shares issued with respect to LRCNs,

the maximum
number of common shares that could be issued,

assuming there are no declared and unpaid

dividends on the respective series of preferred

shares at the time of
conversion, would be 0.6 billion in aggregate.
The LRCNs, by virtue of the recourse to the

preferred shares held in the Limited Recourse

Trust, include NVCC provisions. For LRCNs, if an NVCC

trigger were
to occur, the maximum number of common shares that could

be issued, assuming there are no declared

and unpaid dividends on the preferred

shares series
issued in connection with such LRCNs,

would be 1.5 billion in aggregate.
For all other NVCC subordinated notes and

debentures including Additional Tier 1 Perpetual

Notes, if an NVCC trigger event were to occur, the maximum
number of common shares that could be issued,

assuming there is no accrued and unpaid

interest on the respective subordinated notes

and debentures, would be
3.3 billion in aggregate.
RISK FACTORS AND

MANAGEMENT
Risk Factors That May Affect Future Results
In addition to the risks described in the “Managing

Risk” section of the Bank’s 2024 MD&A and

this Report, there are numerous other risk

factors, many of which
are beyond the Bank’s control and the effects of

which can be difficult to predict, that could

cause the Bank’s results to differ significantly from the

Bank’s plans,
objectives, and estimates or could impact

the Bank’s reputation or the sustainability of its

business model. All forward-looking statements,

including those in this
MD&A, are, by their very nature, subject

to inherent risks and uncertainties, general

and specific, which may cause the Bank’s actual

results to differ materially
from the plan, objectives, estimates or expectations

expressed in the forward-looking statements.

Some of these factors are discussed

in the “Risk Factors and
Management” section of the 2024 MD&A and

in the “Managing Risk” section of this

document, and others are noted in the “Caution

Regarding Forward-Looking
Statements” section of this document.

The Bank has supplemented the following Risk

Factors to reflect developments in the

external environment.

Geopolitical Risk

Further to the geopolitical risks outlined in

the Bank’s 2024 MD&A, the evolution of geopolitical,

policy, trade and tax-related risks, including the application or threat of any new or elevated tariffs to goods imported

into the U.S. and any retaliatory tariffs, have

the potential to increase economic uncertainty, market volatility, disrupt global supply chains and trade flows,

deteriorate business confidence and other

adverse impacts. For example, tariffs can threaten

to raise prices and
reduce demand for imported goods weighing

on activity in both importing and exporting

countries; if set at very high rates, tariffs may halt

the flow of trade
altogether and lead to shortages throughout

the supply chain. Trade policy uncertainty may also

disrupt business activity requiring organizations

to adjust their
strategies to the evolving policy landscape.

While the nature and extent of the risks

may vary, they have the potential to disrupt economic growth, create volatility
in financial markets that may affect the Bank’s financial

condition, trading and non-trading activities,

impact market liquidity and funding

costs, put pressure on
credit performance, and directly and

indirectly influence general business, economic

conditions, and/or certain industries sensitive

to policy and trade in ways that
may have an adverse impact on the Bank and

its customers. The long-term impact of

new and changing U.S. policies, including

deregulation, trade and tariffs
remain uncertain.
For more information on the economic outlook

refer to the “Economic Summary and Outlook”

section of this document.
Regulatory Oversight and Compliance

Risk
Further to the Regulatory Oversight and

Compliance risk outlined in the Bank’s 2024

MD&A, regulators have indicated the potential

for escalating consequences
for banks that do not timely resolve open issues

or have repeat issues. Furthermore,

delays in satisfying one regulatory requirement

could affect the Bank’s
progress on others. Failure to satisfy regulatory

requirements, including requirements for

maintaining and executing a compliance

management program in
alignment with regulatory standards,

on a timely basis could result in fines, penalties,

business restrictions, limitations on subsidiary

capital distributions, increased
capital or liquidity requirements, enforcement

actions, increased regulatory oversight,

and other adverse consequences,

which could be significant.
The current U.S. regulatory environment

is evolving. Changes in the U.S. executive

administration including executive orders

and changes to mandates,
leadership and priorities of supervisory agencies,

are leading to uncertainty, which could have varying effects on the Bank and its subsidiaries and businesses.
Various supervisory agencies are shifting their supervisory and enforcement priorities. These priorities include

reducing the size of government and reassessing
prior rules and guidance. This may result

in adverse effects which could include incurring

additional costs and devoting additional resources

to address initial and
ongoing compliance, and increasing risks associated

with potential non-compliance. This could also

have an adverse impact on the Bank’s financial

condition,
results of operations and reputation.
MANAGING RISK
EXECUTIVE SUMMARY
Growing profitability in financial results based

on balanced revenue, expense and capital

growth services involves selectively

taking and managing risks within the
Bank’s risk appetite. The Bank’s goal is to earn

a stable and sustainable rate of return for

every dollar of risk it takes, while putting

significant emphasis on
investing in its businesses to meet its future

strategic objectives.
The Bank’s businesses and operations are exposed

to a broad number of risks that have been

identified and defined in the Enterprise

Risk Framework. The
Bank’s tolerance to those risks is defined

in the Enterprise Risk Appetite which has

been developed within a comprehensive

framework that takes into
consideration current conditions in which

the Bank operates and the impact that emerging

risks will have on TD’s strategy and risk profile. The

Bank’s risk appetite
states that it takes risks required to build its

business, but only if those risks: (1)

fit the business strategy and can be understood

and managed; (2) do not expose
the enterprise to any significant single loss

events; TD does not ‘bet the bank’

on any single acquisition, business, product

or decision; and (3) do not risk harming
the TD brand. Each business is responsible

for setting and aligning its individual risk

appetites with that of the enterprise

based on a thorough examination of

the
specific risks to which it is exposed.

The Bank considers it critical to regularly

assess its operating environment

and highlight top and emerging risks. These

are risks with a potential to have a
material effect on the Bank and where the attention

of senior leaders is focused due to the potential

magnitude or immediacy of their impact.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 35
Operational Risk

excluding Data, Technology

and
Cybersecurity
Strategic
Risk
Credit
Risk
Market
Risk
Operational Risk
Data, Technology

and
Cybersecurity
Model
Risk
Insurance
Risk
Liquidity
Risk
Capital
Adequacy
Risk
Compliance
and Legal Risk
Reputational
Risk
Financial
Crime Risk
Risks are identified, discussed, and actioned

by senior leaders and reported quarterly

to the Risk Committee. Specific plans

to mitigate top and emerging risks
are prepared, monitored, and adjusted as required.
The Bank’s risk governance structure and risk

management approach have not substantially

changed from that described in the Bank’s 2024

MD&A.

In the third
quarter of 2025, the Bank updated its Enterprise

Risk Framework and made the following

changes to better reflect the Bank’s priorities

and structure:
● Financial Crime Risk

was elevated to a stand-alone Major

Risk Category (previously part of Legal and

Regulatory Compliance Risk)
● Operational Risk

was divided into two Major Risk Categories, 1)
Operational Risk – Data, Technology and Cybersecurity

and 2)
Operational
Risk excluding Data, Technology and Cybersecurity

●

The Bank also convened a new Executive

Committee, the Remediation Subcommittee

of the Enterprise Risk Management

Committee,

dedicated to
overseeing the Bank’s enforcement commitments

and progress on required remediations.
These changes resulted in two new Major

Risk Categories and updates to the definitions

as noted below:
Financial Crime Risk:
The risk associated with the Bank failing to

sufficiently identify and manage risks

associated with money laundering, terrorist

financing,
bribery/corruption activities and economic

sanctions, or otherwise comply with

associated legal and regulatory requirements

for financial crime.
Operational Risk excluding Data, Technology and Cybersecurity :
The risk of loss resulting from inadequate

or failed internal processes, people or external
events and also includes losses related

to legal risk events and regulatory fines.
Operational Risk – Data, Technology and Cybersecurity :
The potential for loss resulting from inadequate

or ineffectual data, technology or cybersecurity
controls originating from internal or external

events.
Compliance and Legal Risk :
The risk associated with the Bank’s failure

to comply (with letter or intent) with key

federal and provincial/state banking,
securities, trust and insurance laws,

regulations, regulatory guidelines, voluntary

codes and public commitments (regulatory

requirements), legal obligations,

the
TD Code of Conduct and Ethics, and other

TD policies related to TD’s activities and practices

with respect to business conduct and market

conduct as well as
regulatory requirements applicable across

the Bank, which can lead to fines, sanctions,

liabilities, or reputational harm that could

be material to the Bank.
Additional information on risk factors can

be found in this document and the 2024

MD&A under the heading “Risk Factors

and Management”. For a complete
discussion of the risk governance structure

and the risk management approach, refer

to the “Managing Risk” section in the Bank’s 2024

MD&A.

The shaded sections of this MD&A represent

a discussion relating to market and liquidity

risks and form an integral part of the Interim

Consolidated Financial
Statements for the period ended July 31, 2025.
CREDIT RISK
Gross credit risk exposure, also referred

to as exposure at default (EAD), is the

total amount the Bank is exposed to at the time

of default of a loan and is
measured before counterparty-specific

provisions or write-offs. Gross credit risk exposure

does not reflect the effects of credit risk

mitigation (CRM) and includes
both on-balance sheet and off-balance sheet exposures.

On-balance sheet exposures consist primarily

of outstanding loans, non-trading securities,

derivatives,
and certain other repo-style transactions.

Off-balance sheet exposures consist primarily

of undrawn commitments, guarantees,

and certain other repo-style
transactions.
Gross credit risk exposures for the two approaches

the Bank uses to measure credit risk

are included in the following table.

TABLE 28: GROSS CREDIT RISK EXPOSURE – Standardized

and Internal Ratings-Based (IRB) Approaches
1
(millions of Canadian dollars) As at
July 31, 2025 October 31, 2024
Standardized IRB Total Standardized IRB Total
Retail
Residential secured $ 4,762 $ 541,131 $ 545,893 $ 4,163 $ 537,075 $ 541,238
Qualifying revolving retail 857 175,967 176,824 866 172,203 173,069
Other retail 3,468 106,768 110,236 3,391 104,253 107,644
Total retail 9,087 823,866 832,953 8,420 813,531 821,951
Non-retail
Corporate 3,203 757,798 761,001 2,346 721,156 723,502
Sovereign 171 533,387 533,558 205 588,498 588,703
Bank 4,784 175,335 180,119 4,541 171,250 175,791
Total non-retail 8,158 1,466,520 1,474,678 7,092 1,480,904 1,487,996
Gross credit risk exposures $ 17,245 $ 2,290,386 $ 2,307,631 $ 15,512 $ 2,294,435 $ 2,309,947
1

Gross credit risk exposures represent EAD and are before the effects of CRM. This table excludes securitization,

equity, and certain other credit RWA.
Major Risk Categories

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 36
MARKET RISK

Market risk capital is calculated using the Standardized

Approach under Basel III. The Bank

continues to use Value-at-Risk (VaR) as an internal management metric to monitor and control market risk.
Market Risk Linkage to the Balance Sheet
The following table provides a breakdown of

the Bank’s balance sheet assets and liabilities

exposed to trading and non-trading market

risks. Market risk of assets
and liabilities included in the calculation of VaR and metrics used for regulatory market risk capital purposes

is classified as trading market risk.

TABLE 29: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars) As at
July 31, 2025 October 31, 2024
Non-trading market
Balance Trading Non-trading Balance Trading Non-trading risk – primary risk sheet market risk market risk Other sheet market risk market risk Other sensitivity
Assets subject to market risk
Interest-bearing deposits with banks $ 115,623 $ 1,221 $ 114,402 $ – $ 169,930 $ 1,601 $ 168,329 $ – Interest rate
Trading loans, securities, and other 205,679 202,481 3,198 – 175,770 174,232 1,538 – Interest rate
Non-trading financial assets at
fair value through profit or loss 6,369 – 6,369 – 5,869 – 5,869 –
Equity,

foreign exchange,

interest rate
Derivatives 75,950 67,341 8,609 – 78,061 70,636 7,425 –
Equity,

foreign exchange,

interest rate
Financial assets designated at
fair value through profit or loss 6,576 – 6,576 – 6,417 – 6,417 – Interest rate
Financial assets at fair value through
other comprehensive income 122,894 – 122,894 – 93,897 – 93,897 –
Equity,

foreign exchange,

interest rate
Debt securities at amortized cost,
net of allowance for credit losses 245,525 – 245,525 – 271,615 – 271,615 – Foreign exchange, interest rate
Securities purchased under
reverse repurchase agreements 228,280 7,660 220,620 – 208,217 10,488 197,729 – Interest rate
Loans, net of allowance for

loan losses 936,090 – 936,090 – 949,549 – 949,549 – Interest rate
Investment in Schwab – – – – 9,024 – 9,024 – Equity
Other assets 1 2,104 – 2,104 – 2,230 – 2,230 – Interest rate
Assets not exposed to

market risk
90,072 – – 90,072 91,172 – – 91,172
Total Assets $ 2,035,162 $ 278,703 $ 1,666,387 $ 90,072 $ 2,061,751 $ 256,957 $ 1,713,622 $ 91,172
Liabilities subject to market risk
Trading deposits $ 33,102 $ 26,006 $ 7,096 $ – $ 30,412 $ 26,827 $ 3,585 $ – Equity, interest rate
Derivatives 72,030 66,913 5,117 – 68,368 66,976 1,392 – Equity,
foreign exchange,
interest rate
Securitization liabilities at fair value 23,340 23,340 – – 20,319 20,319 – – Interest rate
Financial liabilities designated at

fair value through profit or loss 194,626 3 194,623 – 207,914 2 207,912 – Interest rate
Deposits 1,256,922 – 1,256,922 – 1,268,680 – 1,268,680 – Interest rate, foreign exchange
Obligations related to securities
sold short 40,658 39,311 1,347 – 39,515 37,812 1,703 – Interest rate
Obligations related to securities sold
under repurchase agreements 207,858 11,830 196,028 – 201,900 13,540 188,360 – Interest rate
Securitization liabilities at amortized
cost 13,599 – 13,599 – 12,365 – 12,365 – Interest rate
Subordinated notes and debentures 10,496 – 10,496 – 11,473 – 11,473 – Interest rate
Other liabilities
1
14,915 – 14,915 – 34,066 – 34,066 – Equity, interest rate
Liabilities and Equity not

exposed to market risk 167,616 – – 167,616 166,739 – – 166,739
Total Liabilities and Equity $ 2,035,162 $ 167,403 $ 1,700,143 $ 167,616 $ 2,061,751 $ 165,476 $ 1,729,536 $ 166,739
1

Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 37
-60
-50
-40
-30
-20
-10
0
10
20
30
40
50
60
70
5/1/2025 5/8/2025
5/15/2025 5/22/2025 5/29/2025
6/5/2025
6/12/2025 6/19/2025 6/26/2025
7/3/2025
7/10/2025 7/17/2025 7/24/2025 7/31/2025
TOTAL VALUE-AT-RISK

AND TRADING NET REVENUE
(millions of Canadian dollars)

Trading net revenue

Value-at-Risk
Calculating VaR
The Bank computes total VaR on a daily basis by combining the General

Market Risk (GMR) and Idiosyncratic Debt

Specific Risk (IDSR) associated with the
Bank’s trading positions.
GMR is determined by creating a distribution

of potential changes in the market value of

the current portfolio using historical simulation.

The Bank values the
current portfolio using the market price and rate

changes of the most recent
259

trading days for equity, interest rate, foreign exchange, credit, and commodity
products. GMR is computed as the threshold

level that portfolio losses are not expected

to exceed more than
one

out of every
100

trading days. A
one-day

holding
period is used for GMR calculation.
IDSR measures idiosyncratic (single-name) credit

spread risk for credit exposures in the trading

portfolio using Monte Carlo simulation.

The IDSR model is
based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is

computed as the threshold level that portfolio

losses are not
expected to exceed more than one

out of every
100

trading days. IDSR is measured for a
ten-day

holding period.
The following graph discloses daily one-day

VaR usage and trading net revenue, reported on a TEB,

within Wholesale Banking. Trading net revenue includes
trading income and net interest income related

to positions within the Bank’s market risk capital

trading books. For the third quarter ending

July 31,

2025, there
were
3 days

of trading losses and trading net revenue

was positive for
95
% of the trading days, reflecting normal

trading activity. Losses in the quarter did not
exceed VaR on any trading day.
VaR is a valuable risk measure but it should be used in the

context of its limitations, for example:
●

VaR uses historical data to estimate future events, which limits its forecasting abilities;
●

it does not provide information on losses beyond

the selected confidence level; and
●

it assumes that all positions can be liquidated

during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market

conventions, industry best practices, and
regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management purposes.

This includes Stress Testing as well
as sensitivities to various market risk factors.
The following table presents the end of quarter, average, high,

and low usage of TD’s VaR metric.
TABLE 30: PORTFOLIO MARKET

RISK MEASURES
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2025 2025 2024 2025 2024
As at Average High Low Average Average Average Average
Interest rate risk $
7.5
$
9.3
$
12.9
$
4.9
$
12.8
$
16.9
$
11.5
$
18.5
Credit spread risk
14.6
17.3
20.2
13.7
20.1
30.2
19.0
28.7
Equity risk
12.0
12.5
16.1
9.3
9.6
9.0
10.1
7.9
Foreign exchange risk
4.5
3.7
5.6
2.1
3.8
3.4
3.9
3.0
Commodity risk
33.4
30.3
34.1
24.5
23.1
4.8
19.9
4.1
Idiosyncratic debt specific risk
18.8
20.4
24.1
16.7
23.4
21.5
21.1
20.5
Diversification effect 1
(50.3)
(57.2)
n/m
2
n/m
(56.9)
(53.1)
(52.0)
(52.4)
Total Value

-at-Risk (one-day)
40.5
36.3
46.3
30.0
35.9
32.7
33.5
30.3
1
The aggregate VaR is less than the sum of the VaR

of the different risk types due to risk offsets resulting from portfolio diversification.
2

Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 38
Average VaR increased quarter-over-quarter

due to changes in commodities positions, partially offset by interest rate positions and fixed income positions along with the narrower credit
spreads.
Validation of VaR Model

The Bank uses a back-testing process

to compare actual profits and losses to VaR to review their consistency with the statistical results of the VaR model.

Structural (Non-Trading) Interest Rate

Risk

The Bank’s

structural interest rate risk arises from traditional

personal and commercial banking activity

and is generally the result of mismatches between

the
maturities and repricing dates of the Bank’s assets

and liabilities. The measurement of interest

rate risk in the banking book does not

include exposures from TD’s
Wholesale Banking or Insurance businesses.

The primary measures for managing and

controlling this risk are Economic Value of Shareholders’

Equity (EVE) Sensitivity and Net Interest

Income Sensitivity
(NIIS).
The EVE Sensitivity measures the change in

the net present value of the Bank’s banking

book assets, liabilities, and certain off-balance

sheet items given a
specific interest rate shock. It reflects a measurement

of the potential present value impact on

shareholders’ equity without an assumed

term profile for the
management of the Bank’s own equity and excludes

product margins.

The NIIS measures the net interest income (NII)

change over a twelve-month horizon for

a specified change in interest rates for banking

book assets, liabilities,
and certain off-balance sheet items assuming a

constant balance sheet over the period.

The Bank’s Market Risk policy sets overall limits

on the structural interest rate risk measures.

These limits are periodically reviewed and

approved by the Risk
Committee. In addition to the Board policy limits,

book-level risk limits are set for the

Bank’s management of non-trading interest rate

risk by Risk Management.
Exposures against these limits are routinely

monitored and reported, and breaches of the

Board limits, if any, are escalated to both the Asset Liability and

Capital
Committee (ALCO) and the Risk Committee.
The following table shows the potential before-tax

impact of an immediate and sustained

100 bps increase or decrease in interest rates

on the EVE and NIIS
measures.

TABLE 31: STRUCTURAL INTEREST RATE SENSITIVITY MEASURES
(millions of Canadian dollars) As at
July 31, 2025 April 30, 2025 July 31, 2024
EVE NII EVE NII EVE NII
Sensitivity 1 Sensitivity 1,2 Sensitivity Sensitivity 2 Sensitivity Sensitivity 2
Canadian U.S. Total Canadian U.S. Total Total Total Total Total
dollar 3 dollar dollar 3 dollar
Before-tax impact of

100 bps increase in rates
$
(951)
$
(2,379)
$
(3,330)
$
360
$
167
$
527
$
(2,612)
$
679
$
(2,485)
$
785

100 bps decrease in rates
827
2,100
2,927
(399)
(210)
(609)
2,116
(769)
1,892
(1,077)
1
As of July 31, 2025, the sensitivity measures are reported by currency to better differentiate NII Sensitivity to movements in underlying rates.
2

Represents the twelve-month NII exposure to an immediate and sustained shock in rates, and may include adjustments for non-recurring items.
3

Includes other currency exposures.
As at July 31, 2025, an immediate and sustained

100 bps increase in interest rates

would have had a negative impact to the Bank’s

EVE of $
3,330

million, an
increase of $
718

million from last quarter, and a positive impact to the Bank’s NII of

$
527

million, a decrease of $
152

million from last quarter. An immediate and
sustained 100 bps decrease in interest rates

would have had a positive impact to the Bank’s EVE

of $
2,927

million, an increase of $
811

million from last quarter,
and a negative impact to the Bank’s NII of $
609

million, a decrease of $
160

million from last quarter. The quarter-over-quarter decrease in NII Sensitivity and
corresponding increase in EVE Sensitivity

is largely attributed to Treasury hedging activity

in support of lower US dollar NII Sensitivity.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 39
Liquidity Risk
The risk of having insufficient cash or collateral

to meet financial obligations and an inability

to, in a timely manner, raise funding or monetize assets at

a non-
distressed price. Financial obligations can arise

from deposit withdrawals, debt maturities,

commitments to provide credit or liquidity

support or the need to pledge
additional collateral.
TD’S LIQUIDITY RISK APPETITE
TD follows a disciplined liquidity management

program that is subject to risk governance

and oversight and is designed to maintain

sufficient liquidity to permit the
Bank to operate through a significant liquidity

event without relying on extraordinary

central bank assistance. The Bank manages

a stable and diversified funding
base and aligns the profile of funding with

the assets and contingent obligations it supports.
TD manages liquidity risk using a combination

of quantitative and qualitative measures

with the objective of ensuring it has sufficient liquidity

to satisfy its
operational needs and client commitments

in both normal and stress conditions. The

Bank targets a 90-day survival horizon under

a combined bank-specific and
market-wide stress scenario, and minimum

surpluses over prescribed regulatory requirements.

The Bank’s funding program emphasizes maximizing

deposits as a
core source of funding and maintaining ready

access to wholesale funding markets across

diversified terms, funding types, and

currencies. This approach helps
lower exposure to a sudden contraction of wholesale

funding capacity and minimizes structural

liquidity gaps. The Bank also maintains

a Contingency Funding
Plan (CFP) to enhance preparedness for addressing

potential liquidity stress events. The

Bank’s strategies, plans and governance practices

underpin an
integrated liquidity risk management program

that is designed to reduce exposure to liquidity

risk and maintain compliance with regulatory

requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO is responsible for establishing

effective management structures and practices

to ensure appropriate measurement,

management, and
governance of liquidity risk. The Global Liquidity

& Funding (GLF) Committee, a subcommittee

of the ALCO comprised of senior management

from Treasury,
Wholesale Banking and Risk Management,

identifies and monitors the Bank’s liquidity risks.

The management of liquidity risk is the responsibility

of SET member
responsible for Treasury, with oversight and challenge provided by the ALCO and independently by Risk Management.

The Risk Committee regularly reviews the
Bank’s liquidity position and approves the Bank’s Liquidity

Risk Management Framework biennially

and related policies annually.
The Bank’s liquidity risk appetite and liquidity risk

management approach have not changed substantially

from that described in the Bank’s 2024 MD&A.

For a
complete discussion of liquidity risk,

refer to the “Liquidity Risk” section in the

Bank’s 2024 MD&A.
Liquid assets
The Bank’s unencumbered liquid assets could be

used to help address potential liquidity requirements

arising from stress events. Liquid asset

eligibility considers
estimated in-stress market values and trading

market depths, as well as operational, legal,

or other impediments to sale, rehypothecation

or pledging.
Assets held by the Bank to meet liquidity

requirements are summarized in the following

tables. The tables do not include assets held

within the Bank’s insurance
businesses as these are used to support insurance-specific

liabilities and capital requirements.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 40
TABLE 32: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
(millions of Canadian dollars, except as noted) As at
Securities
received as
collateral from
securities
financing and
Bank-owned derivative Total Encumbered Unencumbered
liquid assets transactions liquid assets liquid assets liquid assets 1
July 31, 2025
Cash and central bank reserves $
18,641
$
–
$
18,641
$
834
$
17,807
Obligations of government, federal agencies, public sector

entities,
116,553
101,061
217,614
97,652
119,962
and multilateral development banks 2
Equities
14,772
3,097
17,869
14,915
2,954
Other debt securities
5,585
6,566
12,151
9,662
2,489
Other securities
–
–
–
–
–
Total Canadian dollar-denominated
155,551
110,724
266,275
123,063
143,212
Cash and central bank reserves
88,766
–
88,766
189
88,577
Obligations of government, federal agencies, public sector

entities,
and multilateral development banks
219,140
160,472
379,612
171,922
207,690
Equities
62,722
45,342
108,064
61,224
46,840
Other debt securities
76,799
15,780
92,579
28,661
63,918
Other securities
23,829
3,884
27,713
8,403
19,310
Total non-Canadian dollar-denominated
471,256
225,478
696,734
270,399
426,335
Total $
626,807
$
336,202
$
963,009
$
393,462
$
569,547
October 31, 2024
Total Canadian dollar

-denominated
$
163,269
$
117,083
$
280,352
$
110,064
$
170,288
Total non-Canadian

dollar-denominated
482,052
179,665
661,717
247,478
414,239
Total $
645,321
$
296,748
$
942,069
$
357,542
$
584,527
1
Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
2

Includes National Housing Act Mortgage-Backed Securities (NHA MBS).
Total unencumbered liquid assets decreased by $
15

billion since October 31, 2024. Unencumbered

liquid assets decreased throughout the

quarter as previous
elevated liquidity surpluses due in part to

the sale of the equity investment in Schwab

were managed to more sustainable levels.
Unencumbered liquid assets held in The

Toronto-Dominion Bank and domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are
summarized in the following table.

TABLE 33: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY

BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)
As at

July 31 October 31
2025 2024
The Toronto-Dominion Bank (Parent) $
239,754
$
237,005
Bank subsidiaries
302,365
314,306
Foreign branches
27,428
33,216
Total $
569,547
$
584,527

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 41
The Bank’s

monthly average liquid assets (excluding those

held in insurance subsidiaries) for the quarters

ended July 31, 2025 and April 30, 2025,

are
summarized in the following table.

TABLE 34: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY
(millions of Canadian dollars, except as noted) Average for the three months ended
Securities
received as
collateral from
securities
financing and Total
Bank-owned derivative liquid Encumbered Unencumbered
liquid assets transactions assets liquid assets liquid assets 1
July 31, 2025
Cash and central bank reserves $ 20,163 $ – $ 20,163 $ 1,012 $ 19,151
Obligations of government, federal agencies, public sector

entities, and multilateral development banks 2 116,134 106,444 222,578 94,786 127,792
Equities 14,557 4,034 18,591 14,995 3,596
Other debt securities 5,417 6,180 11,597 8,375 3,222
Other securities – – – –
Total Canadian dollar-denominated 156,271 116,658 272,929 119,168 153,761
Cash and central bank reserves 93,237 – 93,237 212 93,025
Obligations of government, federal agencies, public sector

entities, and multilateral development banks 218,308 155,300 373,608 168,936 204,672
Equities 60,678 43,739 104,417 60,430 43,987
Other debt securities 73,741 15,709 89,450 27,640 61,810
Other securities 24,376 3,488 27,864 7,866 19,998
Total non-Canadian dollar-denominated 470,340 218,236 688,576 265,084 423,492
Total $ 626,611 $ 334,894 $ 961,505 $ 384,252 $ 577,253
April 30, 2025
Total Canadian dollar

-denominated
$ 161,214 $ 121,168 $ 282,382 $ 115,690 $ 166,692
Total non-Canadian

dollar-denominated
490,138 205,428 695,566 247,713 447,853
Total $ 651,352 $ 326,596 $ 977,948 $ 363,403 $ 614,545
1

Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
2

Includes NHA MBS.
Average unencumbered liquid assets held in

The Toronto-Dominion Bank and domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches
are summarized in the following table.

TABLE 35: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES,

AND BRANCHES
(millions of Canadian dollars)
Average for the three months ended

July 31 April 30
2025 2025
The Toronto-Dominion

Bank (Parent)
$ 248,904 $ 257,975
Bank subsidiaries 305,662 328,128
Foreign branches 22,687 28,442
Total $ 577,253 $ 614,545
ASSET ENCUMBRANCE
In the course of the Bank’s daily operations, assets

are pledged to obtain funding, support

trading and brokerage businesses, and participate

in clearing and/or
settlement systems.
A summary of on-

and off-balance sheet encumbered and unencumbered

assets (excluding assets held in insurance

subsidiaries) is
presented as follows.
TABLE 36: ENCUMBERED AND UNENCUMBERED ASSETS
(millions of Canadian dollars) As at
Total Assets Encumbered Unencumbered
Total

Pledged as

Available as
Assets Collateral 1 Other 2 Collateral 3 Other 4
July 31, 2025
Cash and due from banks $ 5,517 $ – $ – $ – $ 5,517
Interest-bearing deposits with banks 115,623 10,009 – 100,684 4,930
Securities, trading loans, and other 1,005,945 456,566 23,875 502,463 23,041
Derivatives 75,950 – – – 75,950
Loans, net of allowance for loan losses 913,845 50,889 94,587 59,416 708,953
Other assets
5
86,659 282 – – 86,377
Total assets $ 2,203,539 $ 517,746 $ 118,462 $ 662,563 $ 904,768
October 31, 2024
Total assets $ 2,202,763 $ 509,319 $ 113,528 $ 635,491 $ 944,425
1

Pledged collateral refers to assets that are pledged in support of various activities, such as repurchase agreements, securities lending, derivative contracts, and requirements associated with participation in clearing houses and payment systems.
2

Includes assets supporting TD’s long-term funding activities such as asset securitization and issuance of covered bonds.
3

Represents assets that are readily available for use as collateral to generate funding or support collateral requirements. This category includes unencumbered loans backed by real estate that qualify as eligible collateral at FHLB.
4

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.
5

Other assets include goodwill, other intangibles, land, buildings, equipment, other depreciable assets and right-of-use assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 42
LIQUIDITY STRESS TESTING AND CONTINGENCY

FUNDING PLANS
In addition to an internal liquidity stress metric,

the Bank performs liquidity stress testing

on multiple alternate scenarios.

These scenarios consist of a mix
of TD-specific and market-wide stress

events designed to evaluate the potential

impact of risk factors material to the

Bank’s risk profile. Liquidity assessments are
also part of the Bank’s Enterprise-Wide Stress

Testing program.
The Bank maintains CFPs for the enterprise

and material subsidiaries operating

in foreign jurisdictions which provide playbooks

for managing stressed liquidity
conditions. The CFPs outline different contingency

levels based on the severity and duration

of the liquidity event and corresponding recovery

actions appropriate
for each level. To support operational readiness, CFPs provide key steps required to implement each recovery action.

The actions and governance structure
outlined in the Bank’s CFP are aligned with the

Bank’s Crisis Management Recovery Plan.
CREDIT RATINGS
Credit ratings may impact the Bank’s access to

funding and its ability to engage in certain

business activities on a cost-effective basis.

Credit ratings and outlooks
provided by rating agencies reflect their views

and methodologies and are subject to change

depending on several factors including

the Bank’s financial strength,
competitive position, and liquidity risk profile,

as well as factors not entirely within the Bank’s

control, including conditions affecting the overall

financial services
industry.
TABLE 37: CREDIT RATINGS 1
As at
July 31, 2025
Moody’s 2 S&P Fitch DBRS
Deposits/Counterparty
3
Aa2 A+ AA AA
Legacy Senior Debt
4
Aa3 A+ AA AA
Senior Debt
5
A2 A- AA- AA (low)
Covered Bonds Aaa – AAA AAA
Legacy Subordinated Debt – non-NVCC A3 A- A A (high)
Tier 2 Subordinated Debt – NVCC A3 (hyb) BBB+ A A (low)
AT1 Perpetual Debt – NVCC Baa2 (hyb) BBB- BBB+ –
Limited Recourse Capital Notes – NVCC Baa2 (hyb) BBB- BBB+ BBB (high)
Preferred Shares – NVCC Baa2 (hyb) BBB- BBB+ Pfd-2
Short-Term Debt (Deposits) P-1 A-1 F1+ R-1 (high)
Outlook Stable Stable Negative Stable
1

The above ratings are for The Toronto-Dominion

Bank legal entity. Subsidiaries’ ratings are available

on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not
recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision
or withdrawal at any time by the rating organization.
2

Subsequent to quarter end, on August 22, 2025, Moody's placed TD's Deposits/Counterparty and Legacy Senior Debt ratings under review for upgrade.
3

Represents Moody’s Long-Term

Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s

Long-Term Deposits Rating and DBRS

’

Long-Term Issuer Rating.
4

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September

23, 2018, which is excluded from the bank recapitalization “bail-in” regime.
5

Subject to conversion under the bank recapitalization “bail-in”

regime.
The Bank regularly reviews the level

of increased collateral its trading counterparties

would require in the event of a downgrade of

TD’s credit rating. The following
table presents the additional collateral that

could be contractually required to be posted

to over-the-counter (OTC) derivative counterparties

in the event of one,
two, and three-notch downgrades of the Bank’s

credit ratings.

TABLE 38: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
1
(millions of Canadian dollars)
Average for the three months ended

July 31 April 30
2025 2025
One-notch downgrade $ 668 $ 531
Two-notch downgrade 1,172 1,086
Three-notch downgrade 2,397 2,207
1

These collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO (LCR)

The LCR is a Basel III standard that aims to ensure

that an institution has an adequate stock

of unencumbered high-quality liquid assets

(HQLA), consisting of
cash or other assets that could be converted

to cash to meet its liquidity needs for a 30-calendar

day liquidity stress scenario.
Other than during periods of financial stress,

the Bank must maintain an LCR above 100%

in accordance with the published OSFI

Liquidity Adequacy
Requirements (LAR). The Bank’s LCR is

calculated according to the scenario parameters

in the LAR guideline, including prescribed

HQLA eligibility criteria and
haircuts, deposit run-off rates, and other outflow

and inflow rates. HQLA held by the Bank

that are eligible for the LCR under the LAR

are primarily

central bank
reserves, sovereign-issued or sovereign-guaranteed

securities, and high-quality securities issued

by non-financial entities.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 43

The following table summarizes the Bank’s average

daily LCR as of the relevant dates.

TABLE 39: AVERAGE LIQUIDITY COVERAGE RATIO 1
(millions of Canadian dollars, except

as noted)
Average for the three months ended
July 31, 2025
Total unweighted Total weighted
value (average) 2 value (average) 3
High-quality liquid assets
Total high-quality liquid assets $ n/a 4 $ 361,014
Cash outflows
Retail deposits and deposits from small business

customers, of which:
$ 505,483 $ 32,737
Stable deposits 267,590 8,028
Less stable deposits 237,893 24,709
Unsecured wholesale funding, of which: 388,250 189,947
Operational deposits (all counterparties)

and deposits in networks of cooperative banks
141,728 33,655
Non-operational deposits (all counterparties) 224,566 134,336
Unsecured debt 21,956 21,956
Secured wholesale funding n/a 48,159
Additional requirements, of which: 358,168 113,080
Outflows related to derivative exposures and

other collateral requirements
58,620 49,350
Outflows related to loss of funding on debt products 13,172 13,172
Credit and liquidity facilities 286,376 50,558
Other contractual funding obligations 19,083 10,314
Other contingent funding obligations 829,567 12,933
Total cash outflows $ n/a $ 407,170
Cash inflows
Secured lending

$ 260,213 $ 46,255
Inflows from fully performing exposures 31,475 12,551
Other cash inflows 87,077 87,077
Total cash inflows $ 378,765 $ 145,882
Average for the three months ended
July 31, 2025 April 30, 2025
Total adjusted Total adjusted
value value
Total high-quality liquid assets $ 361,014 $ 382,814
Total net cash outflows 261,288 270,720
Liquidity coverage ratio 138% 141%
1

The LCR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS. The LCR for the quarter ended July 31, 2025 is calculated as an average of the 64 daily data points in the quarter.
2

Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3

Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, and caps as prescribed by the OSFI LAR guideline.
4

Not applicable as per the LCR common disclosure template.
The Bank’s average LCR was 138% for the

quarter ended July 31, 2025 and continues

to meet regulatory requirements.

The Bank holds a variety of liquid assets

commensurate with its liquidity needs.

Most of these liquid assets also qualify as

HQLA under the OSFI LAR guideline.
The LCR remains elevated as a result of large

surpluses related in part to proceeds from

the sale of the equity investment in Schwab,

though have trended lower
throughout the quarter as these elevated

surpluses are managed to more sustainable levels
.

The Bank's Level 1 assets for the quarter

ended July 31, 2025, as
calculated according to OSFI LAR and the BCBS

LCR requirements, represent 86% of total

HQLA (April 30, 2025 – 86%).

In accordance with the OSFI LAR
guideline, the Bank’s reported HQLA excludes excess

HQLA from U.S. Retail operations to reflect

liquidity transfer considerations between

U.S. Retail and
affiliates as a result of the U.S. Federal Reserve Board’s regulations.

By excluding excess HQLA, the U.S. Retail

LCR is effectively capped at 100% prior to total
Bank consolidation.
As described in the “How TD Manages Liquidity

Risk” section of the Bank’s 2024 MD&A, the Bank

manages its HQLA and other liquidity buffers to

the higher of
TD’s internal 90-day surplus requirement and its

target buffers over regulatory requirements including

those for LCR, NSFR, and the Net Cumulative

Cash Flow
metrics.
NET STABLE

FUNDING RATIO (NSFR)
The NSFR is a Basel III metric calculated as

the ratio of total available stable funding

(ASF) over total required stable funding (RSF)

in accordance with OSFI’s
LAR guideline. The Bank must maintain an

NSFR equal to or above 100% as required by

LAR. The Bank’s ASF comprises the Bank’s liability

and capital
instruments (including deposits and wholesale

funding). The assets that require

stable funding are based on the Bank’s on and off-balance

sheet activities and a
function of their liquidity characteristics and

the requirements of OSFI’s LAR guideline.

17
The Bank’s expectations regarding liquidity levels are based on the Bank’s assumptions regarding certain factors, including product growth, strategic plans, pace of share repurchases under the Bank’s normal course issuer bid (which is subject to financial forecasts and capital requirements).

The Bank’s assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank’s control, including general market conditions, economic outlooks and geopolitical matters. Refer to the “Risk Factors That May Affect
Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 44
TABLE 40: NET STABLE FUNDING RATIO
1
(millions of Canadian dollars, except

as noted)
As at
July 31, 2025
Unweighted value by residual maturity
6 months to
No

Less than

less than

More than Weighted
maturity 2
6 months

1 year

1 year

value 3
Available Stable Funding Item
Capital $ 121,605 $ n/a $ n/a $ 9,140 $ 130,745
Regulatory capital 121,605 n/a n/a 9,140 130,745
Other capital instruments n/a n/a n/a – –
Retail deposits and deposits from small business

customers:
463,286 77,532 32,390 30,852 561,316
Stable deposits 259,219 29,436 14,036 15,412 302,968
Less stable deposits 204,067 48,096 18,354 15,440 258,348
Wholesale funding: 263,605 400,473 90,978 233,569 454,090
Operational deposits 117,990 2,629 1 – 60,310
Other wholesale funding 145,615 397,844 90,977 233,569 393,780
Liabilities with matching interdependent assets 4 – 1,979 1,431 33,534 –
Other liabilities: 49,768 83,694 7,511
NSFR derivative liabilities n/a 2,260

n/a

All other liabilities and equity not included

in the above categories
49,768 72,959 1,929 6,546 7,511
Total Available Stable Funding $ 1,153,662
Required Stable Funding Item
Total NSFR high-quality liquid assets $

n/a

$

n/a

$

n/a

$

n/a

$ 55,794
Deposits held at other financial institutions for

operational purposes
– – – – –
Performing loans and securities 125,409 259,183 135,923 663,704 775,855
Performing loans to financial institutions

secured by Level 1 HQLA
– 69,101 11,556 21 10,929
Performing loans to financial institutions

secured by non-Level 1
HQLA and unsecured performing loans to

financial institutions
– 74,932 6,165 13,576 24,752
Performing loans to non-financial corporate

clients, loans to retail
and small business customers, and loans

to sovereigns, central
banks and PSEs, of which: 41,528 59,989 48,021 293,255 342,834
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk n/a – – – –
Performing residential mortgages, of which: 36,086 50,229 68,013 284,000 290,528
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk 36,086 50,229 68,013 284,000 290,528
Securities that are not in default and do not

qualify as HQLA,
including exchange-traded equities 47,795 4,932 2,169 72,852 106,812
Assets with matching interdependent liabilities 4 – 2,661 3,089 31,194 –
Other assets: 81,424 131,691 119,559
Physical traded commodities, including gold 22,969

n/a

n/a

n/a

19,851
Assets posted as initial margin for derivative

contracts and

contributions to default funds of CCPs – – – 19,086 16,224
NSFR derivative assets

n/a

– – 7,590 5,330
NSFR derivative liabilities before deduction

of variation margin
posted

n/a

22,701 1,135
All other assets not included in the above

categories
58,455 73,873 1,225 7,216 77,019
Off-balance sheet items

n/a

851,391 30,733
Total Required Stable Funding $ 981,941
Net Stable Funding Ratio

117%
As at
October 31, 2024
Total Available Stable Funding $ 1,154,060
Total Required Stable Funding 994,567
Net Stable Funding Ratio

116%
1

The NSFR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS.
2

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity,

non-maturity deposits, short
positions, open maturity positions, non-HQLA equities, and physical traded commodities.
3

Weighted values are calculated after the application of respective NSFR weights, as prescribed by the

OSFI LAR guideline.
4

Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability.

As such, the
only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the

Canada Mortgage Bonds Program and their corresponding
encumbered assets.
The Bank’s NSFR for the quarter ended July 31,

2025 is 117%

(October 31, 2024 – 116%) representing a surplus of $172 billion and adherence to regulatory
requirements. The NSFR's increase is predominantly

attributable to sale proceeds received from

the equity investment in Schwab, and deposit

growth offset
partially by loan growth.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 45
FUNDING
The Bank has access to a variety of unsecured

and secured funding sources. The Bank’s

funding activities are conducted in accordance

with liquidity risk
management policies that require assets be

funded to the appropriate term and to a prudent

diversification profile.
The Bank’s primary approach to funding is

to maximize the use of deposits raised through

its personal,

wealth and business banking channels.

The deposits
raised from these sources were approximately
64
% (October 31, 2024 –
63
%) of the Bank’s total funding. Non-personal

deposit funding as reflected below does
not include the Bank’s Wholesale Banking deposits

(including Corporate & Investment Banking).
TABLE 41: SUMMARY OF DEPOSIT FUNDING 1
(millions of Canadian dollars)
As at

July 31 October 31
2025 2024
Personal $
650,186
$
641,667
Non-personal
308,798
310,422
Total $
958,984
$
952,089
1
The calculation methodology has been changed to reflect deposit funding from personal, wealth and business banking channels.

WHOLESALE FUNDING
The Bank maintains various registered external

wholesale term (greater than 1 year) funding

programs to provide access to diversified

funding sources, including
asset securitization, covered bonds, and

unsecured wholesale debt. The Bank raises

term funding through Senior Notes, NHA

MBS, notes backed by credit card
receivables (Evergreen Credit Card Trust) and home equity

lines of credit (Genesis Trust II). The Bank’s wholesale

funding is diversified by geography, currency,
and funding types. The Bank raises short-term

(1 year or less) funding using certificates

of deposit, and commercial paper.
The following table summarizes the registered

term funding and capital programs by geography, with the related program size as at July 31, 2025.
Canada United States Europe
Capital Securities Program ($20 billion)
Canadian Senior Medium-Term Linked Notes
Program ($5 billion)
HELOC ABS Program (Genesis Trust II) ($7

billion)
U.S. SEC (F-3) Registered Capital and

Debt
Program (US$75 billion)
U.K. Financial Conduct Authority (FCA) Registered
Legislative Covered Bond Program ($100 billion)
FCA Registered Global Medium-Term Note Program
(US$40 billion)
Non-Registered Structured Global Medium-Term
Linked Notes Program (US$20 billion)

The following table presents a breakdown of

the Bank’s term debt by currency and funding

type. Term funding as at July 31,

2025, was $178.1 billion
(October 31, 2024 – $184.5 billion).
Note that Table 41: Long-Term Funding and Table

42: Wholesale Funding do not include

any funding accessed via repurchase transactions

or securities financing.
TABLE 42: LONG-TERM FUNDING 1
As at
July 31 October 31
Long-term funding by currency 2025

2024
Canadian dollar 27% 25%
U.S. dollar 33 31
Euro 31 33
British pound 4 5
Other 5 6
Total 100% 100%
Long-term funding by type

Senior unsecured medium-term notes 54% 51%
Covered bonds 36 40
Mortgage securitization
2
8 7
Term asset-backed securities 2 2
Total 100% 100%
1
The table includes secured and unsecured,

senior and subordinated notes – excluding

structured notes and commercial paper – issued

to external investors with
an original term to maturity of greater than

one year.
2
Mortgage securitization excludes the residential

mortgage trading business.
The Bank maintains depositor concentration

limits in respect of short-term wholesale

deposits so that it is not overly reliant

on individual depositors for funding.
The Bank further limits short-term wholesale

funding maturity concentration in an effort to

mitigate refinancing risk during a stress event.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 46
The following table represents the remaining

maturity of various sources of funding outstanding

as at July 31,

2025 and October 31, 2024.

TABLE 43: WHOLESALE FUNDING
(millions of Canadian dollars)
As at
July 31 October 31
2025 2024
Less than 1 to 3 3 to 6 6 months Up to 1 Over 1 to Over
1 month months months to 1 year year 2 years 2 years Total Total
Deposits from banks
1
$ 1,657 $ 502 $ 195 $ 217 $ 2,571 $ 48 $ – $ 2,619 $ 1,856
Bearer deposit notes 1,263 1,253 688 969 4,173 – – 4,173 787
Certificates of deposit 11,599 23,720 19,839 38,014 93,172 151 – 93,323 101,168
Commercial paper 7,331 17,709 8,500 11,436 44,976 – – 44,976 60,339
Covered bonds – – 138 13,199 13,337 24,834 26,373 64,544 75,399
Mortgage securitization 2 – 245 1,785 2,189 4,219 4,404 28,316 36,939 32,684
Legacy senior unsecured medium-term
notes 3 43 – – – 43 – – 43 88
Senior unsecured medium-term notes 4 1,350 5,522 6,013 9,117 22,002 20,114 55,382 97,498 93,157
Subordinated notes and debentures 5 – – – – – – 10,496 10,496 11,473
Term asset-backed

securitization
69 769 344 10,432 11,614 1,839 1,481 14,934 9,604
Other 6 35,097 5,893 1,426 1,338 43,754 1,730 3,762 49,246 70,951
Total $ 58,409 $ 55,613 $ 38,928 $ 86,911 $ 239,861 $ 53,120 $ 125,810 $ 418,791 $ 457,506
Of which:
Secured $ 3,530 $ 4,475 $ 2,268 $ 25,820 $ 36,093 $ 31,077 $ 56,173 $ 123,343 $ 153,855
Unsecured 54,879 51,138 36,660 61,091 203,768 22,043 69,637 295,448 303,651
Total $ 58,409 $ 55,613 $ 38,928 $ 86,911 $ 239,861 $ 53,120 $ 125,810 $ 418,791 $ 457,506
1

Only includes fixed-term commercial bank deposits.
2

Includes mortgage-backed securities (MBS) issued to external investors and Wholesale Banking residential mortgage trading business.
3

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23,

2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days.
4

Comprised of senior debt subject to conversion under the bank recapitalization “bail-in”

regime. Excludes $3.8 billion of structured notes subject to conversion under the “bail-in”
regime (October 31, 2024 – $4.4 billion).
5

Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
6
Includes fixed-term deposits from non-bank institutions (unsecured) of $23.9 billion (October 31, 2024 – $17.3 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential

mortgage trading business, the Bank’s total

mortgage-backed securities issued to external

investors for the three and
nine months ended July 31, 2025, was $1.0 billion

and $3.3 billion, respectively (three and nine

months ended July 31, 2024 – $0.8

billion and $1.6 billion,
respectively) and other asset-backed

securities issued for the three and nine

months ended July 31,

2025, was nil and $0.2 billion (three and

nine months ended
July 31, 2024 – $0.9 billion and $0.9 billion,

respectively). The Bank also issued $7.1 billion

and $17.5 billion, respectively,

of unsecured medium-term notes

for the
three and nine months ended July 31,

2025 (three and nine months ended

July 31, 2024 – $1.3 billion and $9.5 billion, respectively).

Covered bonds issued for the
three and nine months ended July 31,

2025 was nil (three and nine months ended

July 31, 2024 – $5.6 billion and $20.5 billion,

respectively).
MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS
The following table summarizes on-balance

sheet and off-balance sheet categories by remaining

contractual maturity. Off-balance sheet commitments include
contractual obligations to make future payments

on certain lease-related commitments, certain

purchase obligations, and other liabilities.

The values of credit
instruments reported in the following

table represent the maximum amount of additional

credit that the Bank could be obligated to extend

should such instruments
be fully drawn or utilized. Since a significant

portion of guarantees and commitments

are expected to expire without being

drawn upon, the total of the contractual
amounts is not representative of expected future

liquidity requirements. These contractual

obligations have an impact on the Bank’s short-term

and long-term
liquidity and capital resource needs.
The maturity analysis presented does not depict

the degree of the Bank’s maturity transformation or

exposure to interest rate and liquidity risks.

The Bank’s
objective is to fund its assets appropriately

to protect against borrowing cost volatility

and potential reductions to funding market

availability. The Bank utilizes
stable non-maturity deposits (chequing and

savings accounts) and term deposits as

the primary source of long-term funding

for the Bank’s non-trading assets
including personal and business term loans

and the stable balance of revolving lines of

credit. Additionally, the Bank issues long-term funding in respect of such
non-trading assets and raises short term

funding primarily to finance trading assets.

The liquidity of trading assets under stressed

market conditions is considered
when determining the appropriate term of

the funding.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 47
TABLE 44: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars) As at
July 31, 2025
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
5,517
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
5,517
Interest-bearing deposits with banks
113,444
604
226
–
–
–
–
–
1,349
115,623
Trading loans, securities, and other
1
3,180
3,456
7,222
4,374
5,583
13,036
32,269
29,122
107,437
205,679
Non-trading financial assets at fair
value through profit or loss
–
–
–
–
75
212
2,444
1,620
2,018
6,369
Derivatives
11,651
9,781
6,762
4,537
4,421
10,897
15,070
12,831
–
75,950
Financial assets designated at fair
value through profit or loss
133
432
260
360
612
1,458
1,808
1,513
–
6,576
Financial assets at fair value through
other comprehensive income
931
5,414
4,862
2,901
4,283
7,642
43,823
49,745
3,293
122,894
Debt securities at amortized cost,
net of allowances for credit losses
1,157
3,336
8,537
6,093
6,318
22,541
76,195
121,349
(1)
245,525
Securities purchased under
reverse repurchase agreements
2
146,157
38,549
25,413
13,528
3,317
582
711
–
23
228,280
Loans
Residential mortgages

1,732
8,675
13,109
17,182
26,193
83,802
116,217
49,021
–
315,931
Consumer instalment and other personal
1,409
3,293
4,364
6,910
9,864
30,814
88,534
36,766
63,981
245,935
Credit card
–
–
–
–
–
–
–
–
41,596
41,596
Business and government

55,397
16,522
11,906
12,724
16,624
45,373
90,467
57,067
35,230
341,310
Total loans
58,538
28,490
29,379
36,816
52,681
159,989
295,218
142,854
140,807
944,772
Allowance for loan losses
–
–
–
–
–
–
–
–
(8,682)
(8,682)
Loans, net of allowance for loan losses
58,538
28,490
29,379
36,816
52,681
159,989
295,218
142,854
132,125
936,090
Investment in Schwab
–
–
–
–
–
–
–
–
–
–
Goodwill
3
–
–
–
–
–
–
–
–
18,775
18,775
Other intangibles
3
–
–
–
–
–
–
–
–
3,296
3,296
Land, buildings, equipment, and other depreciable

assets, and right-of-use assets
3
–
2
7
3
5
85
673
3,091
5,984
9,850
Deferred tax assets
–
–
–
–
–
–
–
–
5,786
5,786
Amounts receivable from brokers, dealers, and clients
19,298
–
–
–
–
–
–
–
–
19,298
Other assets
6,677
2,073
1,367
2,949
478
202
416
335
15,157
29,654
Total assets $
366,683
$
92,137
$
84,035
$
71,561
$
77,773
$
216,644
$
468,627
$
362,460
$
295,242
$
2,035,162
Liabilities
Trading deposits $
3,345
$
3,527
$
3,134
$
3,193
$
2,532
$
6,451
$
7,994
$
2,926
$
–
$
33,102
Derivatives
11,714
9,966
7,231
5,710
4,944
7,558
12,390
12,517
–
72,030
Securitization liabilities at fair value
–
95
1,071
584
1,057
2,415
12,922
5,196
–
23,340
Financial liabilities designated at

fair value through profit or loss

52,426
49,482
33,769
41,067
17,497
151
3
–
231
194,626
Deposits
4,5
Personal
13,871
27,351
28,132
20,751
16,388
17,767
12,930
2
512,993
650,185
Banks
13,601
3,585
1
–
–
–
3
–
16,117
33,307
Business and government
22,972
20,581
13,925
16,121
12,911
46,417
61,523
21,708
357,272
573,430
Total deposits
50,444
51,517
42,058
36,872
29,299
64,184
74,456
21,710
886,382
1,256,922
Obligations related to securities sold short
1
2,863
1,138
755
1,762
1,203
4,094
15,310
11,882
1,651
40,658
Obligations related to securities sold under repurchase

agreements 2
182,727
20,434
2,684
1,684
159
146
24
–
–
207,858
Securitization liabilities at amortized cost
–
150
716
189
359
1,989
5,212
4,984
–
13,599
Amounts payable to brokers, dealers, and clients
19,846
–
–
–
–
–
–
–
–
19,846
Insurance contract liabilities
233
415
622
622
655
1,102
1,804
773
880
7,106
Other liabilities
4,687
2,407
4,278
2,062
1,313
1,356
1,830
5,556
6,696
30,185
Subordinated notes and debentures

–
–
–
–
–
–
–
10,496
–
10,496
Equity
–
–
–
–
–
–
–
–
125,394
125,394
Total liabilities and equity $
328,285
$
139,131
$
96,318
$
93,745
$
59,018
$
89,446
$
131,945
$
76,040
$
1,021,234
$
2,035,162
Off-balance sheet commitments
Credit and liquidity commitments
6,7
$
20,900
$
23,593
$
55,648
$
22,427
$
22,919
$
53,890
$
170,208
$
3,677
$
1,989
$
375,251
Other commitments
8
117
174
306
239
293
834
1,336
284
29
3,612
Unconsolidated structured entity commitments
156
386
3,068
1,502
3,628
6,231
2,101
–
–
17,072
Total off-balance sheet commitments $
21,173
$
24,153
$
59,022
$
24,168
$
26,840
$
60,955
$
173,645
$
3,961
$
2,018
$
395,935
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
5

Includes $
65

billion of covered bonds with remaining contractual maturities of $
10

billion in ‘over 6 to 9 months’, $
3

billion in ‘over 9 months to 1 year, $
25

billion in ‘over 1 to 2 years’,
$
21

billion in ‘over 2 to 5 years’, and $
6

billion in ‘over 5 years’.
6

Includes $
627

million in commitments to extend credit to private equity investments.
7

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 48
TABLE 44: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars) As at
October 31, 2024
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
6,437
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
6,437
Interest-bearing deposits with banks
165,665
23
–
–
–
–
–
–
4,242
169,930
Trading loans, securities, and other
1
3,773
4,852
6,777
4,852
4,729
11,756
28,458
27,484
83,089
175,770
Non-trading financial assets at fair value through
profit or loss
–
2
301
1,431
96
702
810
694
1,833
5,869
Derivatives
11,235
12,059
5,501
4,257
2,587
10,485
17,773
14,164
–
78,061
Financial assets designated at fair value through
profit or loss
367
251
486
613
292
1,144
1,865
1,399
–
6,417
Financial assets at fair value through other comprehensive

income
357
7,284
6,250
6,459
9,367
5,766
19,729
34,270
4,415
93,897
Debt securities at amortized cost, net of allowance
for credit losses
1,620
4,237
4,763
6,367
4,072
30,513
93,429
126,617
(3)
271,615
Securities purchased under reverse repurchase

agreements
2
134,310
35,360
19,897
10,119
5,299
1,722
482
–
1,028
208,217
Loans
Residential mortgages

7,502
11,817
13,066
16,074
4,353
86,112
132,381
60,344
–
331,649
Consumer instalment and other personal
974
1,758
2,509
4,077
6,137
28,498
88,052
35,096
61,281
228,382
Credit card
–
–
–
–
–
–
–
–
40,639
40,639
Business and government

55,591
15,405
10,866
19,340
18,982
47,488
98,362
61,904
29,035
356,973
Total loans
64,067
28,980
26,441
39,491
29,472
162,098
318,795
157,344
130,955
957,643
Allowance for loan losses
–
–
–
–
–
–
–
–
(8,094)
(8,094)
Loans, net of allowance for loan losses
64,067
28,980
26,441
39,491
29,472
162,098
318,795
157,344
122,861
949,549
Investment in Schwab
–
–
–
–
–
–
–
–
9,024
9,024
Goodwill
3
–
–
–
–
–
–
–
–
18,851
18,851
Other intangibles
3
–
–
–
–
–
–
–
–
3,044
3,044
Land, buildings, equipment, other depreciable
assets, and right-of-use assets
3
–
8
1
4
12
81
562
3,130
6,039
9,837
Deferred tax assets
–
–
–
–
–
–
–
–
4,937
4,937
Amounts receivable from brokers, dealers, and clients
22,115
–
–
–
–
–
–
–
–
22,115
Other assets
6,556
2,478
2,989
556
367
373
312
153
14,397
28,181
Total assets $
416,502
$
95,534
$
73,406
$
74,149
$
56,293
$
224,640
$
482,215
$
365,255
$
273,757
$
2,061,751
Liabilities
Trading deposits $
4,522
$
2,516
$
2,768
$
2,101
$
3,715
$
5,488
$
7,566
$
1,736
$
–
$
30,412
Derivatives
9,923
11,556
5,740
3,319
2,783
8,800
12,877
13,370
–
68,368
Securitization liabilities at fair value
–
1,004
328
644
97
3,313
9,443
5,490
–
20,319
Financial liabilities designated at

fair value through profit or loss

50,711
25,295
51,967
40,280
37,964
1,477
–
–
220
207,914
Deposits
4,5
Personal
14,229
31,997
30,780
16,971
19,064
15,120
15,590
7
497,909
641,667
Banks
14,714
4,287
2,434
16,343
6,954
–
3
–
12,963
57,698
Business and government
23,536
24,136
11,295
19,038
9,020
37,681
76,667
24,144
343,798
569,315
Total deposits
52,479
60,420
44,509
52,352
35,038
52,801
92,260
24,151
854,670
1,268,680
Obligations related to securities sold short
1
1,431
2,392
750
971
603
8,303
10,989
12,610
1,466
39,515
Obligations related to securities sold under repurchase

agreements
2
173,741
21,172
2,096
1,036
30
1,225
23
–
2,577
201,900
Securitization liabilities at amortized cost
119
589
819
438
144
1,843
4,823
3,590
–
12,365
Amounts payable to brokers, dealers, and clients
26,598
–
–
–
–
–
–
–
–
26,598
Insurance-related liabilities
224
448
671
671
705
1,184
1,656
727
883
7,169
Other liabilities
12,396
14,478
7,279
1,114
876
1,886
1,421
5,608
6,820
51,878
Subordinated notes and debentures

–
–
–
200
–
–
–
11,273
–
11,473
Equity
–
–
–
–
–
–
–
–
115,160
115,160
Total liabilities and equity $
332,144
$
139,870
$
116,927
$
103,126
$
81,955
$
86,320
$
141,058
$
78,555
$
981,796
$
2,061,751
Off-balance sheet commitments
Credit and liquidity commitments
6,7
$
31,198
$
28,024
$
26,127
$
24,731
$
21,440
$
52,706
$
174,388
$
4,743
$
1,948
$
365,305
Other commitments
8
113
266
270
400
254
1,019
1,591
403
50
4,366
Unconsolidated structured entity commitments
–
–
–
125
766
490
19
–
–
1,400
Total off-balance sheet commitments $
31,311
$
28,290
$
26,397
$
25,256
$
22,460
$
54,215
$
175,998
$
5,146
$
1,998
$
371,071
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
5

Includes $
75

billion of covered bonds with remaining contractual maturities of $
2

billion in ‘over 3 months to 6 months’, $
10

billion in ‘over 6 months to 9 months’, $
18

billion in ‘over 1 to
2 years’, $
37

billion in ‘over 2 to 5 years’, and $
8

billion in ‘over 5 years’.
6

Includes $
609

million in commitments to extend credit to private equity investments.
7

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.
REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING
In May 2025, OSFI released draft guidelines

for its 2026 proposed amendments to LAR

for public consultation. Proposals introduce

deposit categorizations for
measuring liquidity risks from structured notes

and deposits sourced through non-bank

financial intermediaries, clarify expectations

for instruments with contingent
features and/or uncertain maturity profiles,

particularly in relation to their early redemption

characteristics and associated liquidity implications.

Finalized proposals
post-consultation are expected to be implemented

in spring 2026.
Also in May, OSFI engaged institutions in a public consultation focused on Pillar 2: the supervisory review process.

The discussion paper seeks views concerning
how the four Basel III principles of Pillar

2 should apply to liquidity adequacy in

Canada. OSFI’s goal is to implement an internal

liquidity adequacy assessment
process (ILAAP) as a codified process for institutions

to regularly assess their overall liquidity

adequacy as part of the supervisory review

process. This discussion
paper is meant to consider the costs

and benefits of implementing an ILAAP in

Canada, and industry consultations are ongoing.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 49
ISSB – IFRS S1 and IFRS S2
On April 23, 2025, Canadian Securities Administrators

(CSA) announced that it is pausing its

work on the development of a new mandatory

climate-related
disclosure rule that is based on the two standards

issued by the Canadian Sustainability

Standards Board (CSSB). The CSSB standards

are based on the
international sustainability standards issued

by the International Sustainability Standards

Board (ISSB). They set out the disclosure requirements

for financially
material information about sustainability and

climate-related risks and opportunities

to meet investor information needs.

For these standards to become mandatory
requirements in Canada, they would need

to be incorporated into a CSA rule. The Bank

continues to assess the impact of adopting these

standards and to monitor
developments from various standard setters

and regulators.
SECURITIZATION AND

OFF-BALANCE SHEET ARRANGEMENTS
The Bank enters into securitization and off-balance

sheet arrangements in the normal course of

operations. The Bank is involved with

structured entities (SEs) that
it sponsors, as well as entities sponsored

by third parties. Refer to “Securitization and

Off-Balance Sheet Arrangements”

section, Note 9: Transfers of Financial
Assets and Note 10: Structured Entities of

the Bank’s 2024 Annual Report and “Accounting

Policies and Estimates”

section of this document for further details.
Securitization of Third-Party Originated

Assets
Significant Unconsolidated Special Purpose

Entities
The Bank securitizes third-party originated

assets through Bank-sponsored SEs, including

its Canadian multi-seller conduits which are

not consolidated. Effective
July 31, 2025, the Bank's U.S. multi-seller

conduits are deconsolidated, as described below.

Multi-seller conduits securitize third-party

originated assets. The Bank
administers multi-seller conduits and provides

liquidity facilities as well as securities

distribution services; it may also provide

credit enhancements. TD’s total
potential exposure to loss through the provision

of liquidity facilities for multi-seller conduits

was $57.6 billion as at July 31, 2025 (October

31, 2024 – $16.8 billion).
As at July 31, 2025, the Bank had funded

exposure of $40.5 billion under such liquidity

facilities relating to outstanding issuances

of ABCP (October 31, 2024 –
$15.4 billion).
ACCOUNTING POLICIES AND ESTIMATES

The Bank’s

unaudited Interim Consolidated Financial

Statements have been prepared in accordance

with IFRS. For details of the Bank’s

accounting policies under
IFRS, refer to Note 2 of the Bank’s third

quarter 2025 Interim Consolidated Financial

Statements and 2024 Annual

Consolidated Financial Statements. For details
of the Bank’s significant accounting judgments,

estimates, and assumptions under IFRS,

refer to Note 3 of the Bank’s third quarter

2025 Interim Consolidated
Financial Statements and the Bank’s 2024

Annual Consolidated Financial Statements.
CURRENT CHANGES IN ACCOUNTING

POLICIES
There were no new accounting policies adopted

by the Bank for the three and nine months

ended July 31, 2025.
ACCOUNTING JUDGMENTS, ESTIMATES,

AND ASSUMPTIONS
The estimates used in the Bank’s accounting

policies are essential to understanding its

results of operations and financial condition.

Some of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a materially adverse impact

on the Bank’s Interim Consolidated Financial Statements.

The Bank has
established procedures to ensure that accounting

policies are applied consistently and that

the processes for changing methodologies,

determining estimates, and
adopting new accounting standards are well-controlled

and occur in an appropriate and systematic

manner.
Impairment – Expected Credit Loss Model
The ECL model requires the application of judgments,

estimates,

and assumptions in the assessment of the

current and forward-looking economic

environment.
There remains elevated economic uncertainty, and management

continues to exercise expert credit judgment

in assessing if an exposure has experienced
significant increase in credit risk since initial

recognition and in determining the amount

of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations,

temporary quantitative and qualitative adjustments

have been applied,

including for risks related to elevated
uncertainty associated with policy and trade,

and such adjustments will be updated as appropriate

in future quarters.
Consolidation of Structured Entities
Effective July 31, 2025, the Bank concluded that it

no longer controls its U.S. multi-seller asset-backed

commercial paper (ABCP) conduits due

to a change in the
Bank's exposure to variable returns and

has therefore deconsolidated these

conduits prospectively. The deconsolidation has resulted in a decrease of
$17,702 million of Business and government loans,

$2,695 million of Non-trading financial

assets at fair value through profit or loss

(FVTPL), $77 million of Other
assets and $19,332 million of Other liabilities

on the Interim Consolidated Balance Sheet.

The Bank concurrently recognized $1,142 million in

Trading loans,
securities, and other on the Interim Consolidated

Balance Sheet, representing the ABCPs purchased

by the Bank ($1,111 million as at October 31, 2024, which
was previously eliminated upon consolidation).

Impacts on the Interim Consolidated Statement

of Income as a result of deconsolidation are

minimal. In addition,
the Bank continues to provide liquidity facilities

to these conduits. The total committed

undrawn amount under these facilities as at

July 31, 2025 was $14.7 billion
(October 31, 2024 – $13.1 billion).
FUTURE CHANGES IN ACCOUNTING POLICIES
There were no new accounting standards

or amendments issued during the three and nine

months ended July 31, 2025. Refer to Note 4 of

the Bank’s 2024
Annual Consolidated Financial Statements

for a description of future changes in accounting

policies.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL

REPORTING

During the most recent interim period, there

have been no changes in the Bank’s policies and

procedures and other processes that

comprise its internal control
over financial reporting, that have materially affected,

or are reasonably likely to materially

affect, the Bank’s internal control over financial

reporting. Refer to
Note 2 and Note 3 of the Bank’s third quarter

2025 Interim Consolidated Financial Statements

for further information regarding the Bank’s changes

to accounting
policies, procedures, and estimates.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 50
GLOSSARY
Financial and Banking Terms
Adjusted Results:

Non-GAAP financial measures

used to assess each of the
Bank’s businesses and to measure the Bank’s overall

performance. To arrive at
adjusted results, the Bank adjusts for “items

of note”, from reported results. The
items of note relate to items which management

does not believe are indicative
of underlying business performance.
Allowance for Credit Losses:

Represent expected credit losses (ECLs)

on
financial assets, including any off-balance sheet

exposures, at the balance
sheet date. Allowance for credit losses consists

of Stage 3 allowance for
impaired financial assets and Stage 2 and

Stage 1 allowance for performing
financial assets and off-balance sheet instruments.

The allowance is increased
by the provision for credit losses,

decreased by write-offs net of recoveries and
disposals,

and impacted by foreign exchange.
Amortized Cost:

The amount at which a financial asset or

financial liability is
measured at initial recognition minus principal

repayments, plus or minus the
cumulative amortization, using EIRM, of any

differences between the initial
amount and the maturity amount, and

minus any reduction for impairment.

Assets under Administration (AUA):

Assets that are beneficially owned by
customers where the Bank provides services

of an administrative nature, such
as the collection of investment income and

the placing of trades on behalf of the
clients (where the client has made his or

her own investment selection). The
majority of these assets are not reported on

the Bank’s Consolidated Balance
Sheet.
Assets under Management (AUM):

Assets that are beneficially owned by
customers, managed by the Bank, where

the Bank has discretion to make
investment selections on behalf of the

client (in accordance with an investment
policy). In addition to the TD family of mutual

funds, the Bank manages assets
on behalf of individuals, pension funds, corporations,

institutions, endowments
and foundations. These assets are not reported

on the Bank’s Consolidated
Balance Sheet. Some assets under management

that are also administered by
the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):

A form of commercial paper that is
collateralized by other financial assets.

Institutional investors usually purchase
such instruments in order to diversify their assets

and generate short-term
gains.
Asset-Backed Securities (ABS):

A security whose value and income
payments are derived from and collateralized

(or “backed”) by a specified pool
of underlying assets.
Average Common Equity:
Average common equity for the business

segments
reflects the average allocated capital. The

Bank’s methodology for allocating
capital to its business segments is largely aligned

with the common equity
capital requirements under Basel III.
Average Interest-Earning Assets:

A non-GAAP financial measure that depicts
the Bank’s financial position, and is calculated

as the average carrying value of
deposits with banks, loans and securities based

on daily balances for the period
ending October 31 in each fiscal year.
Basic Earnings per Share (EPS):

A performance measure calculated by
dividing net income attributable to common

shareholders by the weighted
average number of common shares outstanding

for the period. Adjusted basic
EPS is calculated in the same manner using

adjusted net income.
Basis Points

(bps):

A unit equal to 1/100 of 1%. Thus, a 1%

change is equal to
100 basis points.

Book Value per Share:

A measure calculated by dividing common
shareholders’

equity by number of common shares at the

end of the period.

Carrying Value:

The value at which an asset or liability

is carried at on the
Consolidated Balance Sheet.
Catastrophe Claims:

Insurance claims that relate to any single

event that
occurred in the period, for which the aggregate

insurance claims are equal to
or greater than an internal threshold of $5

million before reinsurance. The
Bank’s internal threshold may change from time

to time.
Collateralized Mortgage Obligation (CMO):

They are collateralized debt
obligations consisting of mortgage-backed

securities that are separated and
issued as different classes of mortgage pass-through

securities with different
terms, interest rates, and risks. CMOs by private

issuers are collectively
referred to as non-agency CMOs.
Common Equity Tier 1 (CET1) Capital: This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying
non-controlling interest in subsidiaries. Regulatory

deductions made to arrive
at the CET1 Capital include goodwill

and intangibles, unconsolidated
investments in banking, financial, and insurance

entities, deferred tax assets,
defined benefit pension fund assets, and

shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio: CET1 Capital ratio represents the predominant measure of capital adequacy

under Basel III
and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):

A measure of growth over multiple
time periods from the initial investment value

to the ending investment value
assuming that the investment has been compounding

over the time period.
Credit Valuation Adjustment (CVA): CVA represents a capital charge that measures credit risk due to default of derivative

counterparties. This charge
requires banks to capitalize for the potential

changes in counterparty credit
spread for the derivative portfolios.
Diluted EPS:

A performance measure calculated by dividing

net income
attributable to common shareholders by the

weighted average number of
common shares outstanding adjusting

for the effect of all potentially dilutive
common shares. Adjusted diluted EPS is

calculated in the same manner using
adjusted net income.
Dividend Payout Ratio:

A ratio represents the percentage of Bank’s earnings
being paid to common shareholders in

the form of dividends and is calculated
by dividing common dividends by net income

available to common
shareholders. Adjusted dividend payout ratio

is calculated in the same manner
using adjusted net income.
Dividend Yield:

A ratio calculated as the dividend per

common share for the
year divided by the daily average closing

stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated

by
dividing the provision for income taxes as a percentage

of net income before
taxes. Adjusted effective income tax rate is calculated

in the same manner
using adjusted results.
Effective Interest Rate (EIR):

The rate that discounts expected future cash
flows for the expected life of the financial instrument

to its carrying value. The
calculation takes into account the contractual

interest rate, along with any fees
or incremental costs that are directly

attributable to the instrument and all other
premiums or discounts.
Effective Interest Rate Method (EIRM):

A technique for calculating the actual
interest rate in a period based on the amount

of a financial instrument’s book
value at the beginning of the accounting period.

Under EIRM,

the effective
interest rate, which is a key component of

the calculation, discounts the
expected future cash inflows and outflows expected

over the life of a financial
instrument.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 51
Efficiency Ratio:

The efficiency ratio measures operating efficiency and

is
calculated by taking the non-interest expenses

as a percentage of total revenue.
A lower ratio indicates a more efficient business

operation. Adjusted efficiency
ratio is calculated in the same manner using

adjusted non-interest expenses
and total revenue.
Enhanced Disclosure Task Force (EDTF): Established by the FSB in
May 2012, comprised of banks, analysts, investors,

and auditors, with the goal
of enhancing the risk disclosures of banks and

other financial institutions.
Expected Credit Losses (ECLs): ECLs are the probability-weighted present value of expected cash shortfalls over

the remaining expected life of the
financial instrument and considers reasonable

and supportable information
about past events, current conditions, and forecasts

of future events and
economic conditions that impact the Bank’s

credit risk assessment.
Fair Value:

The price that would be received to sell an

asset or paid to transfer
a liability in an orderly transaction between

market participants at the
measurement date, under current market

conditions.
Fair value through other comprehensive

income (FVOCI):
Under IFRS 9, if
the asset passes the contractual cash

flows test (named SPPI), the business
model assessment determines how the instrument

is classified. If the instrument
is being held to collect contractual cash flows,

that is, if it is not expected to be
sold, it is measured as amortized cost. If the

business model for the instrument
is to both collect contractual cash flows and

potentially sell the asset, it is
measured at FVOCI.
Fair value through profit or loss (FVTPL): Under IFRS 9, the classification is dependent on two tests, a contractual

cash flow test (named SPPI) and a
business model assessment. Unless the

asset meets the requirements of both
tests, it is measured at fair value with all

changes in fair value reported in profit
or loss.
Federal Deposit Insurance Corporation

(FDIC):
A U.S. government
corporation which provides deposit insurance

guaranteeing the safety of a
depositor’s accounts in member banks.

The FDIC also examines and
supervises certain financial institutions for

safety and soundness, performs
certain consumer-protection functions, and

manages banks in receiverships
(failed banks).
Forward Contracts:

Over-the-counter contracts between two parties

that oblige
one party to the contract to buy and the other

party to sell an asset for a fixed
price at a future date.
Futures:

Exchange-traded contracts to buy or

sell a security at a predetermined
price on a specified future date.
Hedging:

A risk management technique intended

to mitigate the Bank’s
exposure to fluctuations in interest rates,

foreign currency exchange rates, or
other market factors. The elimination or

reduction of such exposure is
accomplished by engaging in capital markets

activities to establish offsetting
positions.
Impaired Loans:

Loans where, in management’s opinion,

there has been a
deterioration of credit quality to the extent

that the Bank no longer has
reasonable assurance as to the timely collection

of the full amount of principal
and interest.
Loss Given Default (LGD):

It is the amount of the loss the Bank

would likely
incur when a borrower defaults on a loan,

which is expressed as a percentage
of exposure at default.
Mark-to-Market (MTM):

A valuation that reflects current market rates

as at the
balance sheet date for financial instruments

that are carried at fair value.
Master Netting Agreements:

Legal agreements between two parties

that have
multiple derivative contracts with each other

that provide for the net settlement
of all contracts through a single payment, in

a single currency, in the event of
default or termination of any one contract.
Tangible common equity (TCE):

A non-GAAP financial measure calculated

as
Net Corporate Expenses:
Non-interest expenses related to corporate

service
and control groups which are not allocated to a

business segment.

Net Interest Margin:

A non-GAAP ratio calculated as net interest

income as a
percentage of average interest-earning assets

to measure performance. This
metric is an indicator of the profitability of

the Bank’s earning assets less the
cost of funding. Adjusted net interest

margin is calculated in the same manner
using adjusted net interest income.
Non-Viability Contingent Capital (NVCC): Instruments (preferred shares and subordinated debt) that contain a feature or

a provision that allows the financial
institution to either permanently convert these

instruments into common shares
or fully write-down the instrument, in the event

that the institution is no longer
viable.
Notional:

A reference amount on which payments

for derivative financial
instruments are based.
Office of the Superintendent of Financial

Institutions Canada (OSFI):
The
regulator of Canadian federally chartered

financial institutions and federally
administered pension plans.
Options:

Contracts in which the writer of the option grants

the buyer the future
right, but not the obligation, to buy or to sell a

security, exchange rate, interest
rate, or other financial instrument or commodity

at a predetermined price at or
by a specified future date.
Price-Earnings Ratio:

A ratio calculated by dividing the closing

share price by
EPS based on a trailing four quarters to indicate

market performance.

Adjusted
price-earnings ratio is calculated in the

same manner using adjusted EPS.

Probability of Default (PD):

It is the likelihood that a borrower will not

be able
to meet its scheduled repayments.
Provision for Credit Losses (PCL):

Amount added to the allowance for credit
losses to bring it to a level that management

considers adequate to reflect
expected credit-related losses on its

portfolio.
Return on Common Equity (ROE):

The consolidated Bank ROE is calculated
as net income available to common shareholders

as a percentage of average
common shareholders’

equity,

utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income
attributable to common shareholders as a percentage

of average allocated
capital. Adjusted ROE is calculated in

the same manner using adjusted net
income.

Return on Risk-weighted Assets: Net income available to common shareholders as a percentage of average risk-weighted

assets.
Return on Tangible Common Equity (ROTCE):

A non-GAAP financial
measure calculated as reported net income

available to common shareholders
after adjusting for the after-tax amortization

of acquired intangibles,

which are
treated as an item of note, as a percentage of average

Tangible common
equity. Adjusted ROTCE is calculated in the same manner using adjusted net
income.

Both measures can be utilized in assessing

the Bank’s use of equity.
Risk-Weighted Assets (RWA): Assets calculated by applying a regulatory risk-weight factor to on and off-balance sheet

exposures. The risk-weight
factors are established by the OSFI to

convert on and off-balance sheet
exposures to a comparable risk level.
Securitization:

The process by which financial assets,

mainly loans, are
transferred to structures,

which normally issue a series of asset-backed
securities to investors to fund the purchase

of loans.
Solely Payments of Principal and Interest

(SPPI):

Contractual cash flows of
a financial asset that are consistent with a

basic lending arrangement.
Swaps:

Contracts that involve the exchange of fixed

and floating interest rate
payment obligations and currencies on a notional

principal for a specified
period of time.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 52
common shareholders’ equity less goodwill,

imputed goodwill, and intangibles
on an investment in Schwab and TD

Ameritrade and other acquired intangible
assets, net of related deferred tax liabilities.

It can be utilized in assessing the
Bank’s use of equity.
Taxable Equivalent Basis (TEB):

A calculation method (not defined in GAAP)
that increases revenues and the provision

for income taxes on certain tax-
exempt securities to an equivalent before-tax

basis to facilitate comparison of
net interest income from both taxable and

tax-exempt sources.
Tier 1 Capital Ratio:

Tier 1 Capital represents the more permanent

forms of
capital, consisting primarily of common

shareholders’

equity, retained earnings,
preferred shares and innovative instruments.

Tier 1 Capital ratio is calculated as
Tier 1 Capital divided by RWA.
Total Capital Ratio:

Total Capital is defined as the total of net Tier 1 and Tier 2
Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):

The total return earned on an investment

in
TD’s common shares. The return measures the

change in shareholder value,
assuming dividends paid are reinvested in

additional shares.
Trading-Related Revenue:

A non-GAAP financial measure that is

the total of
trading income (loss), net interest income on

trading positions, and income from
financial instruments designated at FVTPL

that are managed within a trading
portfolio. Trading-related revenue (TEB) in the Wholesale

Banking segment is
also a non-GAAP financial measure and is

calculated in the same manner,
including TEB adjustments. Both are used

for measuring trading performance.
Value-at-Risk (VaR):

A metric used to monitor and control overall

risk levels
and to calculate the regulatory capital required

for market risk in trading
activities. VaR measures the adverse impact that potential changes in market
rates and prices could have on the value

of a portfolio over a specified period of
time.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 53
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE

SHEET
(unaudited)
(As at and in millions of Canadian dollars)
July 31, 2025 October 31, 2024
ASSETS
Cash and due from banks $
5,517
$
6,437
Interest-bearing deposits with banks
115,623
169,930
121,140
176,367
Trading loans, securities, and other

(Note 4)
205,679
175,770
Non-trading financial assets at fair value through profit or loss

(Note 4)
6,369
5,869
Derivatives

(Note 4)
75,950
78,061
Financial assets designated at fair value through profit or

loss

(Note 4)
6,576
6,417
Financial assets at fair value through other comprehensive income

(Note 4)
122,894
93,897
417,468
360,014
Debt securities at amortized cost, net of allowance for

credit losses (Notes 4, 5)
245,525
271,615
Securities purchased under reverse repurchase agreements

228,280
208,217
Loans (Notes 4, 6)
Residential mortgages
315,931
331,649
Consumer instalment and other personal
245,935
228,382
Credit card
41,596
40,639
Business and government
341,310
356,973
944,772
957,643
Allowance for loan losses

(Note 6)
(8,682)
(8,094)
Loans, net of allowance for loan losses
936,090
949,549
Other
Investment in Schwab

(Note 7)
–
9,024
Goodwill
18,775
18,851
Other intangibles
3,296
3,044
Land, buildings, equipment, other depreciable assets and

right-of-use assets
9,850
9,837
Deferred tax assets
5,786
4,937
Amounts receivable from brokers, dealers, and clients
19,298
22,115
Other assets

(Note 8)
29,654
28,181
86,659
95,989
Total assets $
2,035,162
$
2,061,751
LIABILITIES
Trading deposits

(Notes 4, 9)
$
33,102
$
30,412
Derivatives

(Note 4)
72,030
68,368
Securitization liabilities at fair value

(Note 4)
23,340
20,319
Financial liabilities designated at fair value through

profit or loss

(Notes 4, 9)
194,626
207,914
323,098
327,013
Deposits (Notes 4, 9)
Personal

650,185

641,667
Banks
33,307
57,698
Business and government
573,430
569,315
1,256,922
1,268,680
Other
Obligations related to securities sold short

(Note 4)
40,658
39,515
Obligations related to securities sold under repurchase agreements
207,858
201,900
Securitization liabilities at amortized cost

(Note 4)
13,599
12,365
Amounts payable to brokers, dealers, and clients
19,846
26,598
Insurance contract liabilities
7,106
7,169
Other liabilities

(Note 10)
30,185
51,878
319,252
339,425
Subordinated notes and debentures (Notes 4, 11)
10,496
11,473
Total liabilities
1,909,768
1,946,591
EQUITY
Shareholders’ Equity
Common shares

(Note 12)
24,971
25,373
Preferred shares and other equity instruments

(Note 12)
10,788
10,888
Treasury – common shares

(Note 12)
(92)
(17)
Treasury – preferred shares and other

equity instruments

(Note 12)
(2)
(18)
Contributed surplus
243
204
Retained earnings
78,749
70,826
Accumulated other comprehensive income (loss)
10,737
7,904
Total equity
125,394
115,160
Total liabilities and equity $
2,035,162
$
2,061,751
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 54
INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except

as noted)
For the three months ended

For the nine months ended
July 31 July 31 July 31 July 31
2025 2024 2025 2024
Interest income 1

(Note 19)
Loans $
12,871
$
13,821
$
38,940
$
39,970

Reverse repurchase agreements
2,466
2,960
7,440
8,812
Securities
Interest
4,538
5,112
13,638
15,510
Dividends
646
564
2,017
1,792
Deposits with banks
1,223
1,349
4,163
3,531
21,744
23,806
66,198
69,615
Interest expense (Note 19)
Deposits
9,577
12,072
30,723
35,046
Securitization liabilities
225
265
658
781
Subordinated notes and debentures
121
119
401
312
Repurchase agreements and short sales
2,864
3,447
8,600
10,042
Other
431
324
1,299
902
13,218
16,227
41,681
47,083
Net interest income
8,526
7,579
24,517
22,532
Non-interest income
Investment and securities services
2,096
1,859
6,116
5,476
Credit fees
423
447
1,261
1,510
Trading income (loss)
987
1,124
3,284
2,793
Service charges
697
652
2,063
1,963
Card services
724
752
2,201
2,217
Insurance revenue
1,979
1,782
5,725
5,123
Other income (loss)

(Notes 5, 6, 7)
(135)
(19)
7,116
95
6,771
6,597
27,766
19,177
Total revenue
15,297
14,176
52,283
41,709
Provision for (recovery of) credit losses

(Note 6)
971
1,072
3,524
3,144
Insurance service expenses
1,563
1,669
4,487
4,283
Non-interest expenses
Salaries and employee benefits
4,496
4,089
13,631
12,653
Occupancy, including depreciation
455
463
1,466
1,405
Technology and equipment, including depreciation
738
672
2,126
1,926
Amortization of other intangibles

201
173
582
526
Communication and marketing
391
366
1,159
1,085
Restructuring charges

(Note 17)
333
110
496
566
Brokerage-related and sub-advisory fees
133
124
395
379
Professional, advisory and outside services
1,109
765
2,959
1,985
Other
666
4,250
1,917
6,918
8,522
11,012
24,731
27,443
Income before income taxes and share

of net income from investment

in Schwab
4,241
423
19,541
6,839
Provision for (recovery of) income taxes
905
794
2,588
2,157
Share of net income from investment

in Schwab (Note 7)
–
190
305
525
Net income (loss)
3,336
(181)
17,258
5,207
Preferred dividends and distributions

on other equity instruments
88
69
374
333
Net income (loss) attributable to common

shareholders
$
3,248
$
(250)
$
16,884
$
4,874
Earnings (loss) per share

(Canadian dollars)

(Note 16)
Basic $
1.89
$
(0.14)
$
9.73
$
2.77
Diluted
1.89
(0.14)
9.72
2.76
Dividends per common share

(Canadian dollars)
1.05
1.02
3.15
3.06
1

Includes $
19,614

million and $
59,645

million for the three and nine months ended July 31, 2025, respectively (three and nine months ended July

31, 2024 – $
21,552

million and
$
62,710

million, respectively), which have been calculated based on the effective interest rate method

(EIRM).
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 55
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 July 31 July 31 July 31
2025 2024 2025 2024
Net income (loss) $
3,336
$
(181)
$
17,258
$
5,207
Other comprehensive income (loss)
Items that will be subsequently reclassified

to net income
Net change in unrealized gain/(loss) on

financial assets at fair value
through other comprehensive income

Change in unrealized gain/(loss)
389
141
185
438
Reclassification to earnings of net loss/(gain)
35
(7)
41
(16)
Changes in allowance for credit losses recognized

in earnings
–
–
1
(1)
Income taxes relating to:
Change in unrealized gain/(loss)
(104)
(35)
(55)
(108)
Reclassification to earnings of net loss/(gain)
(5)
3
(1)
8
315
102
171
321
Net change in unrealized foreign currency

translation gain/(loss) on
investments in foreign operations, net

of hedging activities
Unrealized gain/(loss)
522
294
(405)
(531)
Reclassification to earnings of net loss/(gain)
(1)
–
(534)
–
Net gain/(loss) on hedges
(465)
(200)
49
266
Reclassification to earnings of net loss/(gain)

on hedges
–
–
799
–
Income taxes relating to:
Net gain/(loss) on hedges
128
54
(17)
(78)
Reclassification to earnings of net loss/(gain)

on hedges
–
–
(220)
–
184
148
(328)
(343)
Net change in gain/(loss) on derivatives

designated as cash flow hedges

Change in gain/(loss)
94
2,729
4,047
2,487
Reclassification to earnings of loss/(gain)
(1,214)
(546)
(2,616)
648
Income taxes relating to:
Change in gain/(loss)
(40)
(747)
(1,135)
(687)
Reclassification to earnings of loss/(gain)
344
157
734
(173)
(816)
1,593
1,030
2,275
Share of other comprehensive income (loss)

from investment in Schwab
–
26
1,870
852
Items that will not be subsequently reclassified

to net income

Remeasurement gain/(loss) on employee

benefit plans
Gain/(loss)
(23)
323
(40)
66
Income taxes
6
(90)
12
(19)
(17)
233
(28)
47
Change in net unrealized gain/(loss)

on equity securities designated at

fair value through other comprehensive income
Change in net unrealized gain/(loss)
73
(60)
136
185
Income taxes
(17)
18
(33)
(47)
56
(42)
103
138
Gain/(loss) from changes in fair value due

to own credit risk on
financial liabilities designated at fair value

through profit or loss
Gain/(loss)
(47)
30
(18)
30
Income taxes
13
(8)
5
(8)
(34)
22
(13)
22
Total other comprehensive income (loss)
(312)
2,082
2,805
3,312
Total comprehensive income (loss) $
3,024
$
1,901
$
20,063
$
8,519
Attributable to:
Common shareholders $
2,936
$
1,832
$
19,689
$
8,186
Preferred shareholders and other equity instrument

holders

88
69

374
333
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 56
INTERIM CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited)
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2025 July 31, 2024 July 31, 2025 July 31, 2024
Common shares (Note 12)
Balance at beginning of period $
25,136
$
25,257
$
25,373
$
25,434
Proceeds from shares issued on exercise of stock options
62
26
131
92
Shares issued as a result of dividend reinvestment plan
–
129
130
398
Purchase of shares for cancellation and other
(227)
(190)
(663)
(702)
Balance at end of period
24,971
25,222
24,971
25,222
Preferred shares and other equity instruments (Note 12)

Balance at beginning of period
11,138
10,503
10,888
10,853
Issuance of shares and other equity instruments
–
1,335
750
1,335
Redemption of shares and other equity instruments
(350)
(950)
(850)
(1,300)
Balance at end of period
10,788
10,888
10,788
10,888
Treasury – common shares (Note 12)

Balance at beginning of period
(26)
(24)
(17)
(64)
Purchase of shares
(3,222)
(2,745)
(9,606)
(7,995)
Sale of shares
3,156
2,734
9,531
8,024
Balance at end of period
(92)
(35)
(92)
(35)
Treasury – preferred shares and other equity instruments (Note 12)

Balance at beginning of period
(28)
(8)
(18)
(65)
Purchase of shares and other equity instruments
(73)
(147)
(1,460)
(398)
Sale of shares and other equity instruments
99
138
1,476
446
Balance at end of period
(2)
(17)
(2)
(17)
Contributed surplus

Balance at beginning of period
199
184
204
155
Net premium (discount) on sale of treasury instruments
14
(3)
3
15
Issuance of stock options, net of options exercised

1
6
4
19
Other
29
–
32
(2)
Balance at end of period
243
187
243
187
Retained earnings

Balance at beginning of period
78,640
71,904
70,826
73,008
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17
1
–
–
–
(10)
Net income (loss) attributable to equity instrument holders
3,336
(181)
17,258
5,207
Common dividends
(1,798)
(1,779)
(5,449)
(5,381)
Preferred dividends and distributions on other equity instruments
(88)
(69)
(374)
(333)
Share and other equity instrument issue expenses
–
(7)
(2)
(7)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments

(Note 12)
(1,334)
(871)
(3,469)
(3,301)
Remeasurement gain/(loss) on employee benefit plans
(17)
233
(28)
47
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income
10
86
(13)
86
Balance at end of period
78,749
69,316
78,749
69,316
Accumulated other comprehensive income (loss)

Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:

Balance at beginning of period
(352)
(194)
(208)
(413)
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17
1
–
–
–
10
Other comprehensive income (loss)
315
102
170
312
Allowance for credit losses
–
–
1
(1)
Balance at end of period

(37)
(92)
(37)
(92)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:

Balance at beginning of period
82
53
35
(127)
Other comprehensive income (loss)
66
44
90
224
Reclassification of loss/(gain) to retained earnings
(10)
(86)
13
(86)
Balance at end of period

138
11
138
11
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:

Balance at beginning of period
(1)
(38)
(22)
(38)
Other comprehensive income (loss)
(34)
22
(13)
22
Balance at end of period

(35)
(16)
(35)
(16)
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:

Balance at beginning of period
12,381
12,186
12,893
12,677
Other comprehensive income (loss)
184
148
(328)
(343)
Balance at end of period

12,565
12,334
12,565
12,334
Net gain/(loss) on derivatives designated as cash flow hedges:

Balance at beginning of period
(1,078)
(4,790)
(2,924)
(5,472)
Other comprehensive income (loss)
(816)
1,593
1,030
2,275
Balance at end of period

(1,894)
(3,197)
(1,894)
(3,197)
Share of accumulated other comprehensive income (loss) from investment in Schwab
–
(3,025)
–
(3,025)
Total accumulated other comprehensive income
10,737
6,015
10,737
6,015
Total equity $
125,394
$
111,576
$
125,394
$
111,576
1

Refer to Note 4 of the Bank’s 2024 Annual Consolidated Financial Statements for details on the adoption of IFRS 17.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 57
INTERIM CONSOLIDATED STATEMENT

OF CASH FLOWS

(unaudited)
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 July 31 July 31 July 31
2025 2024 2025 2024
Cash flows from (used in) operating activities
Net income (loss) $
3,336
$
(181)
$
17,258
$
5,207
Adjustments to determine net cash flows from (used in)

operating activities
Gain on sale of Schwab shares

(Note 7)
–
–
(9,159)
–
Provision for (recovery of) credit losses

(Note 6)
971
1,072
3,524
3,144
Depreciation
327
319
1,012
957
Amortization of other intangibles
201
173
582
526
Net securities loss/(gain)

(Note 5)
372
(7)
1,574
53
Share of net income from investment in Schwab

(Note 7)
–
(190)
(305)
(525)
Deferred taxes
(440)
(175)
(967)
(972)
Changes in operating assets and liabilities
Interest receivable and payable

(Notes 8, 10)
(284)
320
(1,129)
690
Securities sold under repurchase agreements
20,456
(9,426)
5,958
15,959
Securities purchased under reverse repurchase agreements
(11,804)
(7,196)
(20,063)
(8,585)
Securities sold short
(2,895)
2,411
1,143
(4,105)
Trading loans, securities, and other
(10,677)
(6,829)
(29,909)
(21,085)
Loans net of securitization and sales
(635)
(11,261)
9,875
(45,550)
Deposits
(6,485)
17,579
(9,068)
23,401
Derivatives
1,805
2,734
5,773
6,028
Non-trading financial assets at fair value through profit or loss
1,159
46
(500)
1,740
Financial assets and liabilities designated at fair value through profit or loss
633
8,127
(13,447)
3,995
Securitization liabilities
1,385
522
4,255
3,624
Current taxes
129
434
370
954
Brokers, dealers, and clients amounts receivable and

payable
(283)
(5,433)
(3,935)
(7,700)
Other, including unrealized foreign currency

translation loss/(gain)
(18,963)
(2,965)
(23,075)
(2,513)
Net cash from (used in) operating activities
(21,692)
(9,926)
(60,233)
(24,757)
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures

(Note 11)
27
–
2,156
1,750
Redemption or repurchase of subordinated notes and

debentures

(Note 11)
(194)
(1,483)
(3,188)
(1,525)
Common shares issued, net of issuance costs

(Note 12)
57
24
119
83
Repurchase of common shares, including tax on net value

of share repurchases

(Note 12)
(1,561)
(1,061)
(4,132)
(4,003)
Preferred shares and other equity instruments issued,

net of issuance costs

(Note 12)
–
1,328
748
1,328
Redemption of preferred shares and other equity instruments

(Note 12)
(350)
(950)
(850)
(1,300)
Sale of treasury shares and other equity instruments

(Note 12)
3,269
2,869
11,010
8,485
Purchase of treasury shares and other equity instruments

(Note 12)
(3,295)
(2,892)
(11,066)
(8,393)
Dividends paid on shares and distributions paid on other equity instruments
(1,886)
(1,719)
(5,693)
(5,316)
Repayment of lease liabilities
(504)
(181)
(1,013)
(506)
Net cash from (used in) financing activities
(4,437)
(4,065)
(11,909)
(9,397)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks
24,672
(4,202)
53,801
6,040
Activities in financial assets at fair value through other comprehensive income
Purchases
(25,139)
(8,236)
(67,952)
(21,862)
Proceeds from maturities
8,413
7,875
26,536
16,320
Proceeds from sales
10,755
1,935
13,125
3,050
Activities in debt securities at amortized cost
Purchases
(12,460)
(2,723)
(41,797)
(8,423)
Proceeds from maturities
12,520
20,695
38,532
38,227
Proceeds from sales
7,808
139
29,743
2,745
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles
(575)
(568)
(1,508)
(1,464)
Net cash acquired from divestitures

(Note 8)
133
–
20,760
70
Net cash from (used in) investing activities
26,127
14,915
71,240
34,703
Effect of exchange rate changes on cash and

due from banks
18
13
(18)
(25)
Net increase (decrease) in cash and due from banks
16
937
(920)
524
Cash and due from banks at beginning of period
5,501
6,308
6,437
6,721
Cash and due from banks at end of period $
5,517
$
7,245
$
5,517
$
7,245
Supplementary disclosure of cash flows from operating

activities
Amount of income taxes paid (refunded) during the period $
1,081
$
868
$
3,868
$
3,039
Amount of interest paid during the period

13,228

15,838

42,684

46,248
Amount of interest received during the period
20,824
23,173
64,055
67,678
Amount of dividends received during the period
758
703
2,105
2,062
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 58
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada)
. The shareholders of a bank are not, as

shareholders, liable for any liability, act, or
default of the bank except as otherwise provided

under the
Bank Act (Canada)
. The Toronto-Dominion Bank and its subsidiaries are collectively known as
TD Bank Group (“TD” or the “Bank”). The Bank

was formed through the amalgamation on

February 1, 1955,

of The Bank of Toronto (chartered in 1855) and The
Dominion Bank (chartered in 1869). The Bank

is incorporated and domiciled in Canada

with its registered and principal business

offices located at 66 Wellington
Street West, Toronto, Ontario. TD serves customers in four business segments operating in a number of locations in key

financial centres around the globe:
Canadian Personal and Commercial

Banking, U.S. Retail, Wealth Management and

Insurance, and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Interim Consolidated

Financial Statements have been prepared

on a condensed basis in accordance with

International Accounting Standards
34, Interim Financial Reporting

(IAS 34), as issued by the International

Accounting Standards Board (IASB) and

with the accounting policies as described in

Note 2
of the Bank’s 2024 Annual Consolidated Financial

Statements, including the accounting requirements

of the Office of the Superintendent of Financial

Institutions
Canada (OSFI), which were consistently

applied to all periods presented, except

for any new accounting standards adopted

as described

below in Note 2. The
Interim Consolidated Financial Statements

are presented in Canadian dollars, unless

otherwise indicated.
Certain comparative amounts have been

revised to conform with the presentation adopted

in the current period.
The preparation of the Interim Consolidated

Financial Statements requires that management

make judgments, estimates, and assumptions

regarding the
reported amount of assets, liabilities, revenue

and expenses, and disclosure of contingent

assets and liabilities, as further described in

Note 3 of the Bank’s 2024
Annual Consolidated Financial Statements

and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events
occur.

The Bank’s Interim Consolidated Financial Statements

have been prepared using uniform accounting

policies for like transactions and events in

similar
circumstances. All intercompany transactions,

balances,

and unrealized gains and losses on

transactions are eliminated on consolidation.
The Interim Consolidated Financial Statements

for the three and nine months ended July 31,

2025, were approved and authorized

for issue by the Bank’s
Board of Directors, in accordance with a

recommendation of the Audit Committee, on

August 27,

2025.
As the Interim Consolidated Financial Statements

do not include all of the disclosures normally

provided in the Annual Consolidated Financial

Statements, they
should be read in conjunction with the Bank’s 2024

Annual Consolidated Financial Statements

and the accompanying Notes, and

the shaded sections of the 2024
Management’s Discussion and Analysis (MD&A).

The risk management policies and procedures

of the Bank are provided in the MD&A.

The shaded sections of
the “Managing Risk” section of the MD&A in

this report,

relating to market, liquidity, and insurance risks, are an integral part of these Interim Consolidated Financial
Statements, as permitted by IFRS.

NOTE 2: CURRENT AND FUTURE

CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING

POLICIES
There were no new accounting policies adopted

by the Bank for the three and nine months

ended July 31, 2025.
FUTURE CHANGES IN ACCOUNTING

POLICIES
There were no new accounting standards

or amendments issued during the three and nine

months ended July 31, 2025. Refer to Note 4 of

the Bank’s 2024
Annual Consolidated Financial Statements

for a description of future changes in accounting

policies.
NOTE 3: SIGNIFICANT ACCOUNTING

JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies

are essential to understanding its results

of operations and financial condition. Some

of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a materially adverse impact on

the Bank’s Interim Consolidated Financial

Statements. The Bank has
established procedures to ensure that accounting

policies are applied consistently and that the

processes for changing methodologies,

determining estimates, and
adopting new accounting standards are well-controlled

and occur in an appropriate and systematic

manner. Refer to Note 3 of the Bank’s 2024

Annual
Consolidated Financial Statements for a description

of significant accounting judgments, estimates,

and assumptions.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires

the application of judgments, estimates,

and assumptions in the assessment of the

current and forward-looking
economic environment. There remains elevated

economic uncertainty, and management continues to exercise

expert credit judgment in assessing if an

exposure
has experienced significant increase in credit

risk since initial recognition and in determining

the amount of ECLs at each reporting date.

To the extent that certain
effects are not fully incorporated into the model

calculations, temporary quantitative and qualitative

adjustments have been applied,

including for risks related to
elevated uncertainty associated with policy and

trade, and such adjustments will be updated

as appropriate in future quarters.
Consolidation of Structured Entities
Effective July 31, 2025, the Bank concluded that it

no longer controls its U.S. multi-seller asset-backed

commercial paper (ABCP) conduits due

to a change in the
Bank's exposure to variable returns and

has therefore deconsolidated these

conduits prospectively. The deconsolidation has resulted in a decrease of
$
17,702

million of Business and government loans, $
2,695

million of Non-trading financial assets at fair

value through profit or loss (FVTPL), $
77

million of Other
assets and $
19,332

million of Other liabilities on the Interim

Consolidated Balance Sheet. The Bank

concurrently recognized $
1,142

million in Trading loans,
securities, and other on the Interim Consolidated

Balance Sheet, representing the ABCPs purchased

by the Bank ($
1,111

million as at October 31, 2024, which
was previously eliminated upon consolidation).

Impacts on the Interim Consolidated Statement

of Income as a result of deconsolidation are

minimal. In addition,
the Bank continues to provide liquidity facilities

to these conduits. The total committed

undrawn amount under these facilities as at

July 31, 2025 was $
14.7

billion
(October 31, 2024 – $
13.1

billion).

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 59
NOTE 4: FAIR VALUE MEASUREMENTS

There have been no significant changes to

the Bank’s approach and methodologies used

to determine fair value measurements for

the three and nine months
ended July 31, 2025.

(a)

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The following table reflects the fair value

of the Bank’s financial assets and liabilities not

carried at fair value.

Financial Assets and Liabilities not carried

at Fair Value
1
(millions of Canadian dollars) As at
July 31, 2025 October 31, 2024
Carrying Fair Carrying Fair
value value value value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance

for credit losses
Government and government-related

securities

$
189,035
$
186,564
$
206,815
$
202,667
Other debt securities
56,490
55,969
64,800
63,509
Total debt securities at amortized cost, net of allowance for credit losses
245,525
242,533
271,615
266,176
Total loans, net of allowance for loan losses

936,090
939,045
949,549
949,227
Total financial assets not carried at fair value $
1,181,615
$
1,181,578
$
1,221,164
$
1,215,403
FINANCIAL LIABILITIES
Deposits $
1,256,922
$
1,256,369
$
1,268,680
$
1,266,562
Securitization liabilities at amortized

cost

13,599
13,464
12,365
12,123
Subordinated notes and debentures

10,496

10,700

11,473
11,628
Total financial liabilities not carried at fair value $
1,281,017
$
1,280,533
$
1,292,518
$
1,290,313
1
This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 60
(b) FAIR VALUE HIERARCHY
The following table presents the levels within

the fair value hierarchy for each of the assets

and liabilities measured at fair value on

a recurring basis as at
July 31, 2025 and October 31, 2024.
Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars) As at
July 31, 2025 October 31, 2024
Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other
1
Government and government-related securities
Canadian government debt
Federal $
5,310
$
5,717
$
–
$
11,027
$
691
$
9,551
$
–
$
10,242
Provinces

–
5,074
–
5,074
–
6,398
–
6,398
U.S. federal, state, municipal governments,

and agencies debt
2,958
18,540
–
21,498
–
18,861
–
18,861
Other OECD 2

government-guaranteed debt
228
7,190
–
7,418
–
9,722
–
9,722
Mortgage-backed securities
–
896
–
896
–
1,352
–
1,352
Other debt securities
Canadian issuers

–
6,169
7
6,176
–
6,611
12
6,623
Other issuers
–
18,724
–
18,724
–
15,845
14
15,859
Equity securities
80,655
90
28
80,773
68,682
34
12
68,728
Trading loans

–
27,096
–
27,096
–
23,518
–
23,518
Commodities
25,713
1,283
–
26,996
13,504
962
–
14,466
Retained interests
–
1
–
1
–
1
–
1

114,864
90,780
35
205,679
82,877
92,855
38
175,770
Non-trading financial assets at fair value

through profit or loss
Securities
407
4,105
1,484
5,996
391

1,188
1,233
2,812
Loans
–
373
–
373
–
3,057
–
3,057
407
4,478
1,484
6,369
391
4,245
1,233
5,869
Derivatives
Interest rate contracts

2
10,833
10
10,845
2

15,440
–
15,442
Foreign exchange contracts

–
52,239
7
52,246
47
51,001
13
51,061
Credit contracts

–
41
–
41
–
6
–
6
Equity contracts

163
9,011
–
9,174
64
6,167
–
6,231
Commodity contracts

418
3,194
32
3,644
548
4,756
17
5,321
583
75,318
49
75,950
661
77,370
30
78,061
Financial assets designated at
fair value through profit or loss
Securities
1
–
6,576
–
6,576
–

6,417
–
6,417
–
6,576
–
6,576
–
6,417
–
6,417
Financial assets at fair value through other

comprehensive income
Government and government-related securities
Canadian government debt
Federal
170
15,403
–
15,573
–
18,139
–
18,139
Provinces

–
20,828
–
20,828
–
21,270
–
21,270
U.S. federal, state, municipal governments,

and agencies debt
1,370
50,972
–
52,342
–
35,197
–
35,197
Other OECD government-guaranteed debt
–
7,727
–
7,727
–
1,679
–
1,679
Mortgage-backed securities
–
1,975
–
1,975
–
2,137
–
2,137
Other debt securities
Asset-backed securities
–
7,769
–
7,769
–
1,384
–
1,384
Corporate and other debt
–
13,221
–
13,221
–
9,439
7
9,446
Equity securities
1,137
4
2,153
3,294
1,058
2
3,355
4,415
Loans
–
165
–
165
–
230
–
230

2,677
118,064
2,153
122,894
1,058
89,477
3,362
93,897
Securities purchased under reverse
repurchase agreements
–
7,660
–
7,660
–
10,488
–
10,488
FINANCIAL LIABILITIES
Trading deposits

–

32,704

398

33,102

–
29,907
505
30,412
Derivatives

Interest rate contracts

2
8,684
74
8,760
3

13,283

158

13,444
Foreign exchange contracts

2
43,285
5
43,292
30
40,936
12
40,978
Credit contracts

–
1,419
–
1,419
–
403
–
403
Equity contracts

–
14,593
132
14,725
–
7,974
24
7,998
Commodity contracts

407
3,407
20
3,834
673
4,845
27
5,545
411
71,388
231
72,030
706
67,441
221

68,368
Securitization liabilities at fair value
–
23,340
–
23,340
–

20,319

–

20,319
Financial liabilities designated at fair value
through profit or loss
–
194,624
2
194,626
–

207,890

24

207,914
Obligations related to securities sold short 1

15,009
25,649
–
40,658
1,783

37,732

–

39,515
Obligations related to securities sold
under repurchase agreements
–
11,830
–
11,830
–
9,736
–
9,736
1
Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
2
Organisation for Economic Co-operation and Development (OECD).

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 61
(c)

TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS

AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets

and liabilities between the different levels of

the fair value hierarchy using the fair values

as at the end of each
reporting period. Assets and liabilities are

transferred between Level 1 and Level 2

depending on whether there is sufficient frequency

and volume in an active
market.
During the three months ended July 31, 2025,

the Bank transferred $
850

million of trading loans, securities, and other, $
149

million of financial assets at fair value
through other comprehensive income (FVOCI),

and $
556

million of obligations related to securities

sold short from Level 2 to Level 1. During

the three months
ended July 31, 2025, the Bank transferred

$
4,599

million of trading loans, securities, and other, $
111

million of financial assets at FVOCI, and $
3,543

million of
obligations related to securities sold short from

Level 1 to Level 2. There were no significant

transfers between Level 1 and Level 2 during

the three months ended
July 31, 2024.

During the nine months ended July 31, 2025,

the Bank transferred $
666

million of trading loans, securities, and other, $
1,653

million of financial assets at FVOCI,
and $
717

million of obligations related to securities

sold short from Level 2 to Level 1. During the

nine months ended July 31, 2025, the Bank

transferred
$
139

million of trading loans, securities, and other, and $
156

million of financial assets at FVOCI from Level

1 to Level 2. There were no significant

transfers
between Level 1 and Level 2 during the nine

months ended July 31, 2024.

There were no significant transfers between

Level 2 and Level 3 during the three and

nine months ended July 31, 2025, and

July 31, 2024.

There were no significant changes to the unobservable

inputs and sensitivities for assets and liabilities

classified as Level 3 during the three and

nine months
ended July 31, 2025, and July 31, 2024.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 62
(d) RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables set out changes in fair

value of all assets and liabilities measured

at fair value using significant Level 3 unobservable

inputs for the three and
nine months ended July 31, 2025 and July

31, 2024.
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and
Fair

gains
value as at unrealized gains (losses) Movements
1
Transfers
value as at

(losses) on
May 1 Included Included Purchases/ Sales/ Into Out of July 31 instruments
2025 in income
2
in OCI
3,4
Issuances

Settlements Level 3 Level 3 2025 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Other debt securities $
6
$
(1)
$
–
$
–
$
(1)
$
5
$
(2)
$
7
$
(1)
Equity securities
28
–
–
–
–
–
–
28
–

34
(1)
–
–
(1)
5
(2)
35

(1)
Non-trading financial
assets at fair value
through profit or loss
Securities
1,253
22
–
220
(11)
–
–
1,484
12
1,253
22
–
220
(11)
–
–
1,484
12
Financial assets at fair value
through other

comprehensive income
Other debt securities
–
–
–
–
–
–
–
–
–
Equity securities

2,808
–
2
2
(659)
–
–
2,153
2

$
2,808
$
–
$
2
$
2
$
(659)
$
–
$
–
$
2,153
$
2
FINANCIAL LIABILITIES
Trading deposits
6
$
(384)
$
3
$
–
$
(45)
$
27
$
–
$
1
$
(398)
$
4
Derivatives 7
Interest rate contracts

(81)
15
–
–
2
–
–
(64)

(5)
Foreign exchange contracts
(1)
4
–
–
(1)
(1)
1
2
6
Equity contracts
(131)
(3)
–
–
(1)
–
3
(132)
(4)
Commodity contracts
(20)
31
–
–
1
–
–
12
26

(233)
47
–
–
1
(1)
4
(182)

23
Financial liabilities designated
at fair value
through profit or loss

(1)
–
–
(5)
4
–
–
(2)

–
Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of July 31 instruments
2024 in income
2
in OCI
4
Issuances Settlements Level 3 Level 3 2025 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Other debt securities $
26
$
(1)
$
–
$
1
$
(23)
$
6
$
(2)
$
7
$
(2)
Equity securities
12
1
–
22
(7)
–
–
28
(1)

38
–
–
23
(30)
6
(2)
35

(3)
Non-trading financial
assets at fair value
through profit or loss
Securities
1,233
12
–
296
(47)
–
(10)
1,484
(16)
1,233
12
–
296
(47)
–
(10)
1,484
(16)
Financial assets at fair value
through other

comprehensive income
Other debt securities
7
–
–
–
(7)
–
–
–
–
Equity securities

3,355
–
5
4
(1,211)
–
–
2,153
–

$
3,362
$
–
$
5
$
4
$
(1,218)
$
–
$
–
$
2,153
$
–
FINANCIAL LIABILITIES
Trading deposits 6 $
(505)
$
31
$
–
$
(169)
$
243
$
–
$
2
$
(398)
$
38
Derivatives 7
Interest rate contracts

(158)
83
–
–
11
–
–
(64)
85
Foreign exchange contracts
1
(13)
–
–
2
8
4
2
2
Equity contracts
(24)
(106)
–
–
(3)
(2)
3
(132)
(106)
Commodity contracts
(10)
22
–
–
–
–
–
12
20

(191)
(14)
–
–
10
6
7
(182)
1
Financial liabilities designated
at fair value
through profit or loss

(24)
7
–
(19)
34
–
–
(2)
1
1
Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated

Statement of Income.
3

Other comprehensive income.
4

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
5

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
6

Issuances and repurchases of trading deposits are reported on a gross basis.
7

Consists of derivative assets of $
49

million (April 30, 2025/May 1, 2025 – $
32

million; October 31, 2024/November 1, 2024 – $
30

million) and derivative liabilities of $
231

million
(April 30, 2025/May 1, 2025 – $
265

million; October 31, 2024/November 1, 2024 – $
221

million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 63
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
May 1 Included Included Purchases/ Sales/ Into Out of July 31 instruments
2024 in income
2
in OCI
3
Issuances

Settlements Level 3 Level 3 2024 still held
4
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
Other debt securities
29
–
–
1
(1)
1
(27)
3
–
Equity securities
9
–
–
1
(5)
–
–
5
–

38
–
–
2
(6)
1
(27)
8

–
Non-trading financial
assets at fair value
through profit or loss
Securities
1,150
27
–
41
(22)
–
–
1,196
17
1,150
27
–
41
(22)
–
–
1,196
17
Financial assets at fair value
through other

comprehensive income
Other debt securities
14
–
–
–
(3)
–
–
11
–
Equity securities

2,307
–
3
132
(23)
–
–
2,419
1

$
2,321
$
–
$
3
$
132
$
(26)
$
–
$
–
$
2,430
$
1
FINANCIAL LIABILITIES
Trading deposits 5 $
(910)
$
(18)
$
–
$
(24)
$
213
$
–
$
15
$
(724)
$
(12)
Derivatives
6
Interest rate contracts

(148)
(22)
–
–
10
–
–
(160)

(14)
Foreign exchange contracts
(7)
2
–
–
3
(5)
3
(4)
(1)
Equity contracts
(23)
–
–
–
–
–
–
(23)
(2)
Commodity contracts
6
9
–
–
(15)
–
–
–
–

(172)
(11)
–
–
(2)
(5)
3
(187)

(17)
Financial liabilities designated
at fair value through profit
or loss

(74)
112
–
(77)
30
–
–
(9)

112

Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of July 31 instruments
2023 in income
2
in OCI
3
Issuances Settlements Level 3 Level 3 2024 still held
4
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
67
$
–
$
–
$
–
$
(67)
$
–
$
–
$
–
$
–
Other debt securities
65
1
–
91
(86)
8
(76)
3
–
Equity securities

10
(1)
–
3
(7)
–
–
5
–

142
–
–
94
(160)
8
(76)
8

–
Non-trading financial
assets at fair value
through profit or loss
Securities
980
89
–
165
(37)
–
(1)
1,196
86
980
89
–
165
(37)
–
(1)
1,196
86
Financial assets at fair value
through other

comprehensive income
Other debt securities
27
–
(4)
3
(15)
–
–
11
–
Equity securities

2,377
–
(9)
260
(209)
–
–
2,419
(10)

$
2,404
$
–
$
(13)
$
263
$
(224)
$
–
$
–
$
2,430
$
(10)
FINANCIAL LIABILITIES
Trading deposits
5
$
(985)
$
(8)
$
–
$
(98)
$
331
$
–
$
36
$
(724)
$
(10)
Derivatives
6
Interest rate contracts

(126)
(63)
–
–
29
–
–
(160)

(36)
Foreign exchange contracts
(6)
3
–
–
4
(11)
6
(4)
–
Equity contracts
(21)
(1)
–
–
(1)
(1)
1
(23)
(3)
Commodity contracts
(1)
5
–
–
(4)
–
–
–
(5)

(154)
(56)
–
–
28
(12)
7
(187)

(44)
Financial liabilities designated
at fair value
through profit or loss

(22)
113
–
(210)
110
–
–
(9)

112
1
Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated

Statement of Income.
3

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
4

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
5

Issuances and repurchases of trading deposits are reported on a gross basis.
6

Consists of derivative assets of $
36

million (April 30, 2024/May 1, 2024 – $
20

million; October 31, 2023/November 1, 2023 – $
22

million) and derivative liabilities of $
223

million
(April 30, 2024/May 1, 2024 – $
192

million; October 31, 2023/November 1, 2023 – $
176

million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 64
NOTE 5: SECURITIES

(a)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized

gains and losses as at July 31, 2025 and

October 31, 2024.
Unrealized Gains (Losses) for Securities

at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars) As at
July 31, 2025 October 31, 2024
Cost/ Gross Gross Cost/ Gross Gross
amortized unrealized unrealized Fair amortized unrealized unrealized Fair cost 1 gains (losses) value cost 1 gains (losses) value
Government and government-related
securities
Canadian government debt
Federal

$
15,654
$
19
$
(100)
$
15,573
$
18,281
$
17
$
(159)
$
18,139
Provinces
20,757
97
(26)
20,828
21,263
77
(70)
21,270
U.S. federal, state, municipal governments, and

agencies debt

52,453
79
(190)
52,342
35,371
22
(196)
35,197
Other OECD government-guaranteed debt
7,722
7
(2)
7,727
1,687
1
(9)
1,679
Mortgage-backed securities
1,952
25
(2)
1,975
2,125
17
(5)
2,137
98,538
227
(320)
98,445
78,727
134
(439)
78,422
Other debt securities

Asset-backed securities
7,788
5
(24)
7,769
1,397
1
(14)
1,384
Corporate and other debt
13,170
87
(36)
13,221
9,419
77
(50)
9,446
20,958
92
(60)
20,990
10,816
78
(64)
10,830
Total debt securities
119,496
319
(380)
119,435
89,543
212
(503)
89,252
Equity securities

Common shares
2,578
271
(76)
2,773
3,810
176
(72)
3,914
Preferred shares
537
143
(159)
521
632
29
(160)
501
3,115
414
(235)
3,294
4,442
205
(232)
4,415
Total securities at fair value through

other comprehensive income
$
122,611
$
733
$
(615)
$
122,729
$
93,985
$
417
$
(735)
$
93,667
1
Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(b)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The Bank designated certain equity securities

at FVOCI.
The following table summarizes the fair

value of equity securities designated at

FVOCI as at
July 31, 2025

and October 31, 2024, and dividend income

recognized on these securities for

the three and nine months ended July 31, 2025

and July 31, 2024.
Equity Securities Designated at Fair Value Through

Other Comprehensive Income

(millions of Canadian dollars) As at For the three months ended For the nine months ended
July 31, 2025 October 31, 2024 July 31, 2025 July 31, 2024 July 31, 2025 July 31, 2024
Fair value

Dividend income recognized

Dividend income recognized

Common shares $
2,773
$
3,914
$
52
$
41
$
167
$
106

Preferred shares
521
501
34
39
108
115
Total $
3,294
$
4,415
$
86
$
80
$
275
$
221
The Bank disposed of certain equity securities

in line with the Bank’s investment strategy

and disposed of Federal Home Loan Bank (FHLB)

stock in accordance
with FHLB member stockholding requirements,

as follows:

Equity Securities Net Realized Gains

(Losses)
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2025 July 31, 2024 July 31, 2025 July 31, 2024
Equity Securities 1
Fair value $
63
$
480
$
189
$
595
Cumulative realized gain/(loss)
15
118
(5)
117
FHLB Stock
Fair value
664
–
1,201
163

Cumulative realized gain/(loss)
–
–
–
–
1
Includes disposal of the Bank’s holdings in First Horizon Corporation common shares in fiscal 2024.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 65
(c)
DEBT SECURITIES NET REALIZED GAINS

(LOSSES)
The Bank disposed of certain debt securities

measured at amortized cost and FVOCI

during the quarter.
The following table summarizes the net realized

gains
and losses on securities disposed of during

the three and nine months ended July 31,

2025 and July 31, 2024, which are included

in Other income (loss) on the
Interim Consolidated Statement of Income.

Debt Securities Net Realized Gains (Losses) 1
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2025 July 31, 2024 July 31, 2025 July 31, 2024
Debt securities at amortized cost $
(337)
$
–
$
(1,533)
$
(69)
Debt securities at fair value through other

comprehensive income
(35)
7
(41)
16
Total $
(372)
$
7
$
(1,574)
$
(53)
1
Includes $
339

million (US$
244

million) and $
1,546

million (US$
1,092

million), respectively, for the three and nine months ended

July 31, 2025 (three and nine months ended
July 31, 2024 – nil
) of pre-tax losses on debt securities related to the balance sheet restructuring initiative undertaken in the

U.S. Retail segment. Refer to Note 26 of the Bank’s 2024
Annual Consolidated Financial Statements for additional information regarding the asset limitation on TD’s two U.S. bank subsidiaries.
(d)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates non-retail credit risk

on an individual borrower basis, using both

a borrower risk rating (BRR) and facility

risk rating, as detailed in the shaded
area of the “Managing Risk” section of the 2024

MD&A. This system is used to assess all non-retail

exposures, including debt securities.

The following table provides the gross carrying

amounts of debt securities measured at amortized

cost and debt securities at FVOCI by internal

risk rating for credit
risk management purposes, presenting

separately those debt securities that are

subject to Stage 1, Stage 2, and Stage 3

allowances. Refer to the “Allowance

for
Credit Losses” table in Note 6 for details regarding

the allowance and provision for credit losses

on debt securities.

Debt Securities by Risk Rating

(millions of Canadian dollars) As at
July 31, 2025 October 31, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Debt securities 1
Investment grade $
363,990
$
–
$ n/a 2 $
363,990
$
360,272
$
–
$ n/a $
360,272
Non-investment grade
812
107
n/a
919
439
91
n/a
530
Watch and classified n/a
53
n/a
53
n/a
68
n/a
68
Default n/a n/a
–
–
n/a n/a
–
–
Total debt securities
364,802
160
–
364,962
360,711
159
–
360,870
Allowance for credit losses on debt securities
at amortized cost
2
–
–
2
3
–
–
3
Total debt securities, net of

allowance
$
364,800
$
160
$
–
$
364,960
$
360,708
$
159
$
–
$
360,867
1
Includes debt securities backed by government-guaranteed loans of $
97

million (October 31, 2024 – $
113

million), which are reported in Non-investment grade or a lower risk rating based on the issuer’s credit risk.
2

Not applicable.
As at July 31, 2025, total debt securities, net

of allowance,

in the table above, include debt securities

measured at amortized cost, net of allowance,

of
$
245,525

million (October 31, 2024 – $
271,615

million), and debt securities measured at

FVOCI of $
119,435

million (October 31, 2024 – $
89,252

million). The
difference between probability-weighted ECLs

and base ECLs on debt securities at

FVOCI and at amortized cost as at both

July 31, 2025 and October 31, 2024,
was insignificant.
NOTE 6: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

(a) LOANS
The following table provides details regarding

the Bank’s loans as at July 31, 2025 and October

31, 2024.

Loans

(millions of Canadian dollars) As at
July 31, 2025 October 31, 2024
Residential mortgages $
315,931
$
331,649
Consumer instalment and other personal
245,935
228,382
Credit card
41,596
40,639
Business and government
341,310
356,973

944,772
957,643
Loans at FVOCI

(Note 4)
165
230
Total loans
944,937
957,873
Total allowance for loan losses
8,682
8,094
Total loans, net of allowance $
936,255
$
949,779

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 66
Business and government loans and loans

at FVOCI are grouped together as reflected

below for presentation in the “Loans by

Risk Ratings” table.

Loans – Business and Government

(millions of Canadian dollars) As at
July 31, 2025 October 31, 2024
Loans at amortized cost $
341,310
$
356,973
Loans at FVOCI

(Note 4)
165
230
Loans
341,475
357,203
Allowance for loan losses
3,973
3,583
Loans, net of allowance $
337,502
$
353,620
(b) CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and

small businesses, the Bank manages exposures

on a pooled basis, using predictive credit

scoring techniques. For
non-retail exposures, each borrower is assigned

a BRR that reflects the probability of default

(PD)

of the borrower using proprietary industry

and sector specific
risk models and expert judgment. Refer to

the shaded areas of the “Managing Risk”

section of the 2024 MD&A for further

details, including the mapping of PD
ranges to risk levels for retail exposures

as well as the Bank’s 21-point BRR scale

to risk levels and external ratings for non-retail

exposures.

The following table provides the gross carrying

amounts of loans and credit risk exposures

on loan commitments and financial guarantee

contracts by internal risk
ratings for credit risk management purposes,

presenting separately those that are

subject to Stage 1, Stage 2, and Stage 3

allowances.

Loans by Risk Ratings

(millions of Canadian dollars) As at
July 31, 2025 October 31, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential mortgages
1,2,3
Low Risk $
224,540
$
765
$ n/a $
225,305
$
238,101
$
655
$ n/a $
238,756
Normal Risk
66,982
8,763
n/a
75,745
65,318
13,620
n/a
78,938
Medium Risk
707
9,550
n/a
10,257
370
9,614
n/a
9,984
High Risk
5
3,718
368
4,091
5
3,201
347
3,553
Default n/a n/a
533
533
n/a n/a
418
418
Total loans
292,234
22,796
901
315,931
303,794
27,090
765
331,649
Allowance for loan losses
101
171
73
345
116
189
60
365
Loans, net of allowance
292,133
22,625
828
315,586
303,678
26,901
705
331,284
Consumer instalment and other personal 4

Low Risk
108,528
2,672
n/a
111,200
101,171
2,624
n/a
103,795
Normal Risk
65,425
20,234
n/a
85,659
66,105
12,054
n/a
78,159
Medium Risk
28,866
6,789
n/a
35,655
27,188
6,352
n/a
33,540
High Risk
5,368
7,004
442
12,814
4,017
7,881
412
12,310
Default n/a n/a
607
607
n/a n/a
578
578
Total loans
208,187
36,699
1,049
245,935
198,481
28,911
990
228,382
Allowance for loan losses
683
1,187
262
2,132
667
1,120
262
2,049
Loans, net of allowance
207,504
35,512
787
243,803
197,814
27,791
728
226,333
Credit card

Low Risk
9,223
16
n/a
9,239
6,902
16
n/a
6,918
Normal Risk
12,063
204
n/a
12,267
11,714
188
n/a
11,902
Medium Risk
11,880
1,151
n/a
13,031
12,908
1,122
n/a
14,030
High Risk
2,208
4,292
420
6,920
2,832
4,382
437
7,651
Default n/a n/a
139
139
n/a n/a
138
138
Total loans
35,374
5,663
559
41,596
34,356
5,708
575
40,639
Allowance for loan losses
728
1,061
443
2,232
704
1,015
378
2,097
Loans, net of allowance
34,646
4,602
116
39,364
33,652
4,693
197
38,542
Business and government 1,2,3,5

Investment grade or Low/Normal Risk
135,420
155
n/a
135,575
158,425
102
n/a
158,527
Non-investment grade or Medium Risk
174,476
12,170
n/a
186,646
166,892
11,851
n/a
178,743
Watch and classified or High Risk
550
15,879
70
16,499
704
16,610
89
17,403
Default n/a n/a
2,755
2,755
n/a n/a
2,530
2,530
Total loans
310,446
28,204
2,825
341,475
326,021
28,563
2,619
357,203
Allowance for loan losses
1,220
1,869
884
3,973
983
1,758
842
3,583
Loans, net of allowance
309,226
26,335
1,941
337,502
325,038
26,805
1,777
353,620
Total loans
846,241
93,362
5,334
944,937
862,652
90,272
4,949
957,873
Total allowance for loan losses
2,732
4,288
1,662
8,682
2,470
4,082
1,542
8,094
Total loans, net of allowance $
843,509
$
89,074
$
3,672
$
936,255
$
860,182
$
86,190
$
3,407
$
949,779
1
Includes impaired loans with a balance of $
212

million (October 31, 2024 – $
259

million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.
2
Excludes trading loans and non-trading loans at FVTPL with a fair value of $
27.1

billion (October 31, 2024 – $
23.5

billion) and $
0.4

billion (October 31, 2024 – $
3.1

billion), respectively.
3
Includes insured mortgages of $
69

billion (October 31, 2024 – $
71

billion).
4

Includes Canadian government-insured real estate personal loans of $
5

billion (October 31, 2024 – $
6

billion).
5
Includes loans guaranteed by government agencies of $
23

billion (October 31, 2024 – $

billion), which are primarily reported in Non-investment grade or a lower risk rating based on the borrowers’ credit risk.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 67
Loans by Risk Ratings (Continued)

– Off-Balance Sheet Credit Instruments
1

(millions of Canadian dollars) As at
July 31, 2025 October 31, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Retail Exposures
2

Low Risk $
322,466
$
1,610
$ n/a $
324,076
$
268,234
$
1,365
$ n/a $
269,599
Normal Risk
55,584
1,444
n/a
57,028
93,576
1,332
n/a
94,908
Medium Risk
14,416
1,362
n/a
15,778
18,562
1,247
n/a
19,809
High Risk
1,197
879
–
2,076
1,126
1,181
–
2,307
Default n/a n/a
–
–
n/a n/a
–
–
Non-Retail Exposures 3
Investment grade
300,963
–
n/a
300,963
287,830
–
n/a
287,830
Non-investment grade
112,648
7,568
n/a
120,216
99,866
6,968
n/a
106,834
Watch and classified
387
5,772
–
6,159
328
5,418
–
5,746
Default n/a n/a
355
355
n/a n/a
252
252
Total off-balance sheet credit
instruments
807,661
18,635
355
826,651
769,522
17,511
252
787,285
Allowance for off-balance sheet credit

instruments
449
561
9
1,019
439
593
11
1,043
Total off-balance sheet credit
instruments, net of allowance $
807,212
$
18,074
$
346
$
825,632
$
769,083
$
16,918
$
241
$
786,242
1
Excludes mortgage commitments.
2

Includes $
396

billion (October 31, 2024 – $
384

billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3

Includes $
67

billion (October 31, 2024 – $

billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 68
(c) ALLOWANCE FOR CREDIT LOSSES
The following table provides details on

the Bank’s allowance for credit losses as at and

for the three and nine months ended July 31,

2025 and July 31, 2024,
including allowance for off-balance sheet instruments

in the applicable categories.

Allowance for Credit Losses
(millions of Canadian dollars) Foreign Foreign

exchange,

exchange,

Balance at
Provision

Write-offs, disposals, Balance Balance at
Provision

Write-offs, disposals, Balance
beginning for credit net of and other at end of beginning for credit net of and other at end of of period losses recoveries adjustments period of period losses recoveries adjustments period

For the three months ended
July 31, 2025 July 31, 2024
Residential mortgages $
348
$
1
$
(5)
$
1
$
345
$
403
$
(16)
$
(2)
$
–
$
385
Consumer instalment and other
personal
2,221
280
(293)
3
2,211
2,072
339
(302)
1
2,110
Credit card
2,716
401
(394)
5
2,728
2,644
397
(396)
6
2,651
Business and government
4,299
290
(141)
(31)
4,417
3,428
351
(88)
(3)
3,688
Total allowance for loan losses,
including off-balance sheet
instruments
9,584
972
(833)
(22)
9,701
8,547
1,071
(788)
4
8,834
Debt securities at amortized cost
3
(1)
–
–
2
2
1
–
–
3
Debt securities at FVOCI
2
–
–
–
2
1
–
–
–
1
Total allowance for credit
losses on debt securities
5
(1)
–
–
4
3
1
–
–
4
Total allowance for credit losses $
9,589
$
971
$
(833)
$
(22)
$
9,705
$
8,550
$
1,072
$
(788)
$
4
$
8,838
Comprising:
Allowance for credit losses on
loans at amortized cost $
8,613

$
8,682
$
7,545

$
7,811
Allowance for credit losses on
loans at FVOCI
–
–
–
–
Allowance for loan losses
8,613
8,682
7,545
7,811
Allowance for off-balance sheet
instruments
971
1,019
1,002
1,023

Allowance for credit losses on

debt securities
5
4
3
4
For the nine months ended
July 31, 2025 July 31, 2024
Residential mortgages $
365
$
(14)
$
(6)
$
–
$
345
$
403
$
(16)
$
(5)
$
3
$
385
Consumer instalment and other
personal
2,133
1,016
(934)
(4)
2,211
1,895
1,082
(865)
(2)
2,110
Credit card
2,699
1,302
(1,265)
(8)
2,728
2,577
1,250
(1,168)
(8)
2,651
Business and government
3,940
1,220
(687)
(56)
4,417
3,310
828
(408)
(42)
3,688
Total allowance for loan losses,
including off-balance sheet
instruments
9,137
3,524
(2,892)
(68)
9,701
8,185
3,144
(2,446)
(49)
8,834
Debt securities at amortized cost
3
(1)
–
–
2
2
1
–
–
3
Debt securities at FVOCI
1
1
–
–
2
2
(1)
–
–
1
Total allowance for credit
losses on debt securities
4
–
–
–
4
4
–
–
–
4
Total allowance for credit losses $
9,141
$
3,524
$
(2,892)
$
(68)
$
9,705
$
8,189
$
3,144
$
(2,446)
$
(49)
$
8,838
Comprising:
Allowance for credit losses on
loans at amortized cost $
8,094

$
8,682
$
7,136

$
7,811
Allowance for credit losses on
loans at FVOCI
–
–
–
–
Allowance for loan losses
8,094
8,682
7,136
7,811
Allowance for off-balance sheet
instruments
1,043
1,019
1,049
1,023

Allowance for credit losses on

debt securities
4
4
4
4

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 69
(d) ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on

the Bank’s allowance for loan losses by stage as

at and for the three months ended July 31,

2025 and July 31, 2024.

Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the three months ended
July 31, 2025 July 31, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential Mortgages
Balance at beginning of period $
106
$
174
$
68
$
348
$
129
$
214
$
60
$
403
Provision for credit losses
Transfer to Stage 1 1
28
(27)
(1)
–
42
(42)
–
–
Transfer to Stage 2
(7)
15
(8)
–
(6)
12
(6)
–
Transfer to Stage 3
–
(13)
13
–
–
(6)
6
–
Net remeasurement due to transfers into stage 2
(7)
4
–
(3)
(10)
5
–
(5)
New originations or purchases 3
7
n/a n/a
7
9
n/a n/a
9
Net repayments 4
(1)
(1)
–
(2)
(1)
–
–
(1)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(3)
(5)
(8)
(16)
(2)
(8)
(6)
(16)
Changes to risk, parameters, and models 6
(22)
24
13
15
(32)
23
6
(3)
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(5)
(5)
–
–
(2)
(2)
Recoveries
–
–
–
–
–
–
–
–
Foreign exchange and other adjustments
–
–
1
1
–
–
–
–
Balance at end of period $
101
$
171
$
73
$
345
$
129
$
198
$
58
$
385
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
673
$
1,270
$
278
$
2,221
$
688
$
1,146
$
238
$
2,072
Provision for credit losses
Transfer to Stage 1 1
213
(212)
(1)
–
178
(177)
(1)
–
Transfer to Stage 2
(54)
77
(23)
–
(61)
82
(21)
–
Transfer to Stage 3
(2)
(71)
73
–
(2)
(61)
63
–
Net remeasurement due to transfers into stage 2
(91)
67
2
(22)
(81)
78
3
–
New originations or purchases 3
91
n/a n/a
91
94
n/a n/a
94
Net repayments 4
(23)
(27)
(5)
(55)
(20)
(25)
(5)
(50)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(22)
(29)
(16)
(67)
(22)
(31)
(13)
(66)
Changes to risk, parameters, and models 6
(79)
165
247
333
(82)
167
276
361
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(385)
(385)
–
–
(386)
(386)
Recoveries
–
–
92
92
–
–
84
84
Foreign exchange and other adjustments
2
1
–
3
–
1
–
1
Balance, including off-balance sheet instruments,
at end of period
708
1,241
262
2,211
692
1,180
238
2,110
Less: Allowance for off-balance sheet instruments 7
25
54
–
79
29
56
–
85
Balance at end of period $
683
$
1,187
$
262
$
2,132
$
663
$
1,124
$
238
$
2,025
Credit Card 8
Balance, including off-balance sheet instruments,
at beginning of period $
953
$
1,314
$
449
$
2,716
$
915
$
1,345
$
384
$
2,644
Provision for credit losses
Transfer to Stage 1 1
280
(269)
(11)
–
301
(289)
(12)
–
Transfer to Stage 2
(88)
113
(25)
–
(73)
98
(25)
–
Transfer to Stage 3
(7)
(240)
247
–
(5)
(206)
211
–
Net remeasurement due to transfers into stage 2
(98)
118
7
27
(132)
109
6
(17)
New originations or purchases 3
39
n/a n/a
39
37
n/a n/a
37
Net repayments 4
(13)
2
16
5
–
–
15
15
Derecognition of financial assets (excluding
disposals and write-offs) 5
(13)
(31)
(61)
(105)
(10)
(17)
(99)
(126)
Changes to risk, parameters, and models 6
(125)
345
215
435
(93)
294
287
488
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(497)
(497)
–
–
(478)
(478)
Recoveries
–
–
103
103
–
–
82
82
Foreign exchange and other adjustments
1
4
–
5
3
2
1
6
Balance, including off-balance sheet instruments,
at end of period
929
1,356
443
2,728
943
1,336
372
2,651
Less: Allowance for off-balance sheet instruments 7
201
295
–
496
248
357
–
605
Balance at end of period $
728
$
1,061
$
443
$
2,232
$
695
$
979
$
372
$
2,046
1
Transfers represent stage transfer movements prior to ECL remeasurement.

2

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2024

Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

3

Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
4

Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

5

Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
6

Represents the changes in the allowance related to current period changes in risk (e.g.,

PD) caused by changes to macroeconomic factors, level of risk, parameters,

and/or models,
subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information

”

and “Expert Credit Judgment”

sections of Note 2 and Note 3 of the
Bank’s 2024 Annual Consolidated Financial Statements for further details.

7

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
8

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2024 Annual
Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 70
Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the three months ended
July 31, 2025 July 31, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Business and Government 1
Balance, including off-balance sheet instruments,
at beginning of period $
1,328
$
2,134
$
837
$
4,299
$
1,170
$
1,778
$
480
$
3,428
Provision for credit losses
Transfer to Stage 1
2
123
(122)
(1)
–
80
(80)
–
–
Transfer to Stage 2
(203)
214
(11)
–
(158)
163
(5)
–
Transfer to Stage 3
(2)
(181)
183
–
(1)
(85)
86
–
Net remeasurement due to transfers into stage
2
(29)
42
(1)
12
(27)
26
1
–
New originations or purchases
2
438
n/a n/a
438
296
n/a n/a
296
Net repayments
2
2
2
(30)
(26)
2
(22)
(7)
(27)
Derecognition of financial assets (excluding
disposals and write-offs)
2
(217)
(314)
(121)
(652)
(161)
(196)
(75)
(432)
Changes to risk, parameters, and models
2
(4)
311
211
518
(61)
340
235
514
Disposals
–
–
(13)
(13)
–
–
–
–
Write-offs
–
–
(158)
(158)
–
–
(113)
(113)
Recoveries
–
–
17
17
–
–
25
25
Foreign exchange and other adjustments
7
(5)
(20)
(18)
5
9
(17)
(3)
Balance, including off-balance sheet instruments,
at end of period
1,443
2,081
893
4,417
1,145
1,933
610
3,688
Less: Allowance for off-balance sheet instruments
3
223
212
9
444
151
169
13
333
Balance at end of period
1,220
1,869
884
3,973
994
1,764
597
3,355
Total Allowance, including

off-balance sheet

instruments, at end of period
3,181
4,849
1,671
9,701
2,909
4,647
1,278
8,834
Less: Total Allowance for

off-balance sheet

instruments 3
449
561
9
1,019
428
582
13
1,023
Total Allowance for Loan Losses

at end of period
$
2,732
$
4,288
$
1,662
$
8,682
$
2,481
$
4,065
$
1,265
$
7,811
1
Includes allowance for loan losses related to customers’ liability under acceptances.
2

For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
3

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 71
The following table provides details on

the Bank’s allowance for loan losses by stage as

at and for the nine months ended July 31,

2025 and July 31, 2024.

Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the nine months ended
July 31, 2025 July 31, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential Mortgages
Balance at beginning of period $
116
$
189
$
60
$
365
$
154
$
192
$
57
$
403
Provision for credit losses
Transfer to Stage 1 1
85
(81)
(4)
–
110
(107)
(3)
–
Transfer to Stage 2
(20)
43
(23)
–
(23)
40
(17)
–
Transfer to Stage 3
–
(32)
32
–
–
(23)
23
–
Net remeasurement due to transfers into stage 2
(19)
12
–
(7)
(24)
18
–
(6)
New originations or purchases 3
19
n/a n/a
19
24
n/a n/a
24
Net repayments 4
(3)
(3)
–
(6)
(3)
–
–
(3)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(12)
(15)
(21)
(48)
(5)
(20)
(29)
(54)
Changes to risk, parameters, and models 6
(65)
58
35
28
(103)
97
29
23
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(7)
(7)
–
–
(6)
(6)
Recoveries
–
–
1
1
–
–
1
1
Foreign exchange and other adjustments
–
–
–
–
(1)
1
3
3
Balance at end of period $
101
$
171
$
73
$
345
$
129
$
198
$
58
$
385
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
696
$
1,175
$
262
$
2,133
$
688
$
1,010
$
197
$
1,895
Provision for credit losses
Transfer to Stage 1 1
537
(533)
(4)
–
451
(448)
(3)
–
Transfer to Stage 2
(178)
249
(71)
–
(191)
254
(63)
–
Transfer to Stage 3
(7)
(220)
227
–
(8)
(183)
191
–
Net remeasurement due to transfers into stage 2
(234)
215
6
(13)
(198)
235
7
44
New originations or purchases 3
251
n/a n/a
251
270
n/a n/a
270
Net repayments 4
(65)
(81)
(13)
(159)
(56)
(70)
(12)
(138)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(64)
(86)
(36)
(186)
(55)
(77)
(39)
(171)
Changes to risk, parameters, and models 6
(227)
525
825
1,123
(208)
461
824
1,077
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(1,196)
(1,196)
–
–
(1,103)
(1,103)
Recoveries
–
–
262
262
–
–
238
238
Foreign exchange and other adjustments
(1)
(3)
–
(4)
(1)
(2)
1
(2)
Balance, including off-balance sheet instruments,
at end of period
708
1,241
262
2,211
692
1,180
238
2,110
Less: Allowance for off-balance sheet instruments 7
25
54
–
79
29
56
–
85
Balance at end of period $
683
$
1,187
$
262
$
2,132
$
663
$
1,124
$
238
$
2,025
Credit Card 8
Balance, including off-balance sheet instruments,
at beginning of period $
947
$
1,374
$
378
$
2,699
$
988
$
1,277
$
312
$
2,577
Provision for credit losses
Transfer to Stage 1 1
1,000
(967)
(33)
–
810
(783)
(27)
–
Transfer to Stage 2
(256)
325
(69)
–
(249)
310
(61)
–
Transfer to Stage 3
(18)
(768)
786
–
(16)
(668)
684
–
Net remeasurement due to transfers into stage 2
(398)
343
20
(35)
(358)
369
19
30
New originations or purchases 3
113
n/a n/a
113
116
n/a n/a
116
Net repayments 4
(7)
5
54
52
14
6
50
70
Derecognition of financial assets (excluding
disposals and write-offs) 5
(49)
(74)
(240)
(363)
(30)
(51)
(271)
(352)
Changes to risk, parameters, and models 6
(400)
1,120
815
1,535
(329)
880
835
1,386
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(1,558)
(1,558)
–
–
(1,408)
(1,408)
Recoveries
–
–
293
293
–
–
240
240
Foreign exchange and other adjustments
(3)
(2)
(3)
(8)
(3)
(4)
(1)
(8)
Balance, including off-balance sheet instruments,
at end of period
929
1,356
443
2,728
943
1,336
372
2,651
Less: Allowance for off-balance sheet instruments 7
201
295
–
496
248
357
–
605
Balance at end of period $
728
$
1,061
$
443
$
2,232
$
695
$
979
$
372
$
2,046
1
Transfers represent stage transfer movements prior to ECL remeasurement.

2

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2024

Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

3

Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
4

Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

5

Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
6

Represents the changes in the allowance related to current period changes in risk (e.g.,

PD) caused by changes to macroeconomic factors, level of risk, parameters,

and/or models,
subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information

”

and “Expert Credit Judgment”

sections of Note 2 and Note 3 of the
Bank’s 2024 Annual Consolidated Financial Statements for further details.

7

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
8

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2024 Annual
Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 72
Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the nine months ended
July 31, 2025 July 31, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Business and Government 1
Balance, including off-balance sheet instruments,
at beginning of period $
1,150
$
1,937
$
853
$
3,940
$
1,319
$
1,521
$
470
$
3,310
Provision for credit losses
Transfer to Stage 1
2
277
(273)
(4)
–
194
(194)
–
–
Transfer to Stage 2
(517)
548
(31)
–
(441)
453
(12)
–
Transfer to Stage 3
(6)
(405)
411
–
(17)
(220)
237
–
Net remeasurement due to transfers into stage
2
(75)
145
–
70
(66)
119
6
59
New originations or purchases
2
1,052
n/a n/a
1,052
864
n/a n/a
864
Net repayments
2
17
(22)
(116)
(121)
19
(41)
(36)
(58)
Derecognition of financial assets (excluding
disposals and write-offs)
2
(546)
(709)
(243)
(1,498)
(494)
(450)
(220)
(1,164)
Changes to risk, parameters, and models
2
82
872
763
1,717
(221)
736
612
1,127
Disposals
–
–
(22)
(22)
–
–
–
–
Write-offs
–
–
(743)
(743)
–
–
(459)
(459)
Recoveries
–
–
56
56
–
–
51
51
Foreign exchange and other adjustments
9
(12)
(31)
(34)
(12)
9
(39)
(42)
Balance, including off-balance sheet instruments,
at end of period
1,443
2,081
893
4,417
1,145
1,933
610
3,688
Less: Allowance for off-balance sheet instruments
3
223
212
9
444
151
169
13
333
Balance at end of period
1,220
1,869
884
3,973
994
1,764
597
3,355
Total Allowance, including

off-balance sheet

instruments, at end of period
3,181
4,849
1,671
9,701
2,909
4,647
1,278
8,834
Less: Total Allowance for

off-balance sheet

instruments 3
449
561
9
1,019
428
582
13
1,023
Total Allowance for Loan Losses

at end of period
$
2,732
$
4,288
$
1,662
$
8,682
$
2,481
$
4,065
$
1,265
$
7,811
1
Includes allowance for loan losses related to customers’ liability under acceptances.
2

For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
3

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
The allowance for credit losses on all remaining

financial assets is not significant.
(e)

FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated

in risk parameters as appropriate. Additional

risk factors that are industry or segment

specific are also
incorporated, where relevant. The key macroeconomic

variables used in determining ECLs include

regional unemployment rates for all retail exposures

and
regional housing price indices for residential

mortgages and home equity lines of credit.

For business and government loans,

the key macroeconomic variables
include gross domestic product (GDP), unemployment

rates, interest rates, and credit spreads.

Refer to Note 3 of the Bank’s 2024 Annual

Consolidated Financial
Statements for a discussion of how forward-looking

information is generated and considered

in determining whether there has been a

significant increase in credit
risk and in measuring ECLs.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 73
Macroeconomic Variables
Select macroeconomic variables are projected

over the forecast period.
The following table sets out average values

of the macroeconomic variables over

the four
calendar quarters starting with the current

quarter, and the remaining 4-year forecast period for the base forecast and upside and downside scenarios

used in
determining the Bank’s ECLs as at July 31, 2025.

As the forecast period increases, information

about the future becomes less readily

available and projections are
anchored on assumptions around structural relationships

between economic parameters that

are inherently much less certain
. The baseline forecast reflects some
tempering in growth and higher unemployment

as a result of higher tariffs. Uncertainty about

the economic outlook remains elevated,

with a further escalation in
the trade conflict posing a downside risk

to global growth.
Macroeconomic Variables
As at
July 31, 2025
Base Forecast Upside Scenario Downside Scenario
Average Remaining Average Remaining Average Remaining
Q3 2025- 4-year Q3 2025- 4-year Q3 2025- 4-year
Q2 2026
1
period
1
Q2 2026
1
period
1
Q2 2026
1
period
1

Unemployment rate
Canada
7.2
%
6.0
%
6.4
%
5.7
%
7.8
%
7.2
%
United States
4.4
4.0
4.0
3.8
5.4
5.4
Real GDP
Canada
0.3
2.0
0.4
2.2
(1.2)
2.2
United States
1.7
2.1
1.8
2.5
(0.5)
2.5
Home prices
Canada (average existing price) 2
0.7
4.4
0.8
5.0
(7.8)
3.8
United States (CoreLogic HPI)
3
1.1
3.4
1.8
4.1
(7.2)
4.2
Central bank policy interest rate
Canada
2.25
2.25
2.50
2.50
1.13
1.42
United States
3.75
3.25
3.69
3.50
2.31
2.30
U.S. 10-year treasury yield
4.26
4.00
4.36
4.25
3.76
3.58
U.S. 10-year BBB spread (%-pts)
1.72
1.80
1.52
1.75
2.48
2.08
Exchange rate (U.S. dollar/Canadian dollar) $
0.73
$
0.75
$
0.74
$
0.76
$
0.68
$
0.71
1
The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
2
The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3
The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.
(f)

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally

developed models, the macroeconomic

variables in the forward-looking forecasts and

respective probability
weightings in determining the probability-weighted

ECLs, and other factors considered when

applying expert credit judgment. Changes

in these inputs,
assumptions, models, and judgments would

affect the assessment of significant increase in

credit risk and the measurement of ECLs.
The following table presents the base ECL

scenario compared to the probability-weighted ECLs,

with the latter derived from three ECL

scenarios for performing
loans and off-balance sheet instruments. The difference

reflects the impact of deriving multiple

scenarios around the base ECLs and resultant

change in ECLs due
to non-linearity and sensitivity to using

macroeconomic forecasts.

Change from Base to Probability-Weighted ECLs
(millions of Canadian dollars, except

as noted)
As at
July 31, 2025 October 31, 2024
Probability-weighted ECLs $
8,030
$
7,584
Base ECLs
7,733
7,185
Difference – in amount $
297
$
399
Difference – in percentage
3.8
%
5.6
%
ECLs for performing loans and off-balance sheet instruments

consist of an aggregate amount of Stage 1 and

Stage 2 probability-weighted ECLs

which are twelve-
month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage

2 ECLs result from a significant increase

in credit risk since initial recognition

of the
loan.
The following table shows the estimated

impact of staging on ECLs by presenting all

performing loans and off-balance sheet instruments

calculated using
twelve-month ECLs compared to the current

aggregate probability-weighted ECLs, holding

all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)

As at
July 31, 2025 October 31, 2024
Probability-weighted ECLs $
8,030
$
7,584
All performing loans and off-balance sheet instruments

using 12-month ECLs
6,183
5,631
Incremental lifetime ECLs impact $
1,847
$
1,953
(g)

FORECLOSED ASSETS
Foreclosed assets are repossessed non-financial

assets where the Bank gains title, ownership,

or possession of individual properties,

such as real estate
properties, which are managed for sale in an

orderly manner with the proceeds used

to reduce or repay any outstanding debt.

The Bank does not generally occupy
foreclosed properties for its business use.

The Bank predominantly relies on third-party

appraisals to determine the carrying value of

foreclosed assets.

Foreclosed
assets held for sale were $
159

million as at July 31, 2025 (October 31, 2024

– $
126

million) and were recorded in Other assets

on the Interim Consolidated
Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 74
(h)

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower

has failed to make a payment by the

contractual due date.
The following table summarizes loans that are

past
due but not impaired.

Loans less than 31 days contractually past

due are excluded as they do not generally

reflect a borrower’s ability to meet

their payment
obligations.

Loans Past Due but not Impaired 1
(millions of Canadian dollars) As at
July 31, 2025 October 31, 2024

31-60 61-89 31-60 61-89

days days Total days days Total
Residential mortgages

$
411
$
124
$
535
$
443
$
111
$
554
Consumer instalment and other personal
995
309
1,304
983
335
1,318
Credit card
362
248
610
375
269
644
Business and government
325
82
407
244
83
327
Total

$
2,093
$
763
$
2,856
$
2,045
$
798
$
2,843
1
Includes loans that are measured at FVOCI.

(i)

SALE OF U.S. RESIDENTIAL MORTGAGE

LOANS
On March 26, 2025, the Bank completed

the sale of US$
8.6

billion of certain U.S. residential mortgage

loans (correspondent loans) which resulted

in the
recognition of a pre-tax loss including

transaction costs of US$
507

million in Other income (loss) on the Interim

Consolidated Statement of Income for the

nine
months ended July 31, 2025. The sale relates

to the U.S. balance sheet restructuring activities

outlined in the fourth quarter of fiscal 2024.
NOTE 7: INVESTMENT IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION

On February 12, 2025, the Bank sold its entire

remaining equity investment in The

Charles Schwab Corporation (“Schwab”) through

a registered offering and
share repurchase by Schwab. Immediately prior

to the sale, TD held
184.7

million shares of Schwab’s common stock, representing
10.1
% economic ownership.
The sale of the shares resulted in proceeds

of approximately $
21.0

billion and the Bank recognized in Other income

(loss) a net gain on sale of approximately
$
9.2

billion in the second quarter of fiscal 2025.

This gain is net of the release of related

cumulative foreign currency translation from AOCI,

the release of AOCI on
designated net investment hedging items, and

direct transaction costs. For segment reporting,

the Bank recognized an after-tax gain of

$
8.6

billion in its Corporate
segment and $
184

million of underwriting fees in its Wholesale

segment as a result of TD Securities acting

as a lead bookrunner on the transaction

in the second
quarter of fiscal 2025.

The transaction increased Common Equity

Tier 1 (CET1) capital by approximately
238

bps in the second quarter of fiscal 2025.

The Bank discontinued recording its share

of earnings available to common shareholders

from its investment in Schwab following

the sale.
No

earnings from
Schwab have been recognized during the

three months ended July 31, 2025. Prior

to the sale, the Bank accounted for its investment

in Schwab using the equity
method. The Bank’s share of Schwab’s earnings available

to common shareholders was reported

with a one-month lag.

The Bank’s share of net income from its
prior investment in Schwab of $
305

million during the nine months ended July 31,

2025 (three and nine months ended

July 31, 2024 – $
190

million and $
525
million, respectively), reflects net income after

adjustments for amortization of certain intangibles

net of tax.
The Stockholder Agreement was terminated

by the Bank’s sale of its equity investment in Schwab.

The Bank continues to have a business

relationship with
Schwab through the insured deposit account

agreement (“IDA Agreement”).
Insured Deposit Account Agreement
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with an

initial expiration date of
July 1, 2031. Under the 2019 Schwab IDA

Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by

up to US$
10

billion per year (subject
to certain limitations and adjustments),

with a floor of US$
50

billion. In addition, Schwab requested some

further operational flexibility to allow for the

sweep
deposit balances to fluctuate over time, under

certain conditions and subject to certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”

or the “Schwab IDA
Agreement”), which replaced the 2019 Schwab

IDA Agreement. Pursuant to the 2023 Schwab

IDA Agreement, the Bank continues to make

sweep deposit
accounts available to clients of Schwab. Schwab

designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits
are designated as floating-rate obligations.

In comparison to the 2019 Schwab IDA Agreement,

the 2023 Schwab IDA Agreement extends

the initial expiration date
by three years to July 1, 2034 and provides

for lower deposit balances in its first six

years, followed by higher balances in

the later years. Specifically, until
September 2025, the aggregate FROA

will serve as the floor. Thereafter, the floor will be set at US$
60

billion. In addition, Schwab had the option

to buy down up
to $
6.8

billion (US$
5

billion) of FROA by paying the Bank certain

fees in accordance with the 2023 Schwab

IDA Agreement, subject to certain limits.

During the first quarter of fiscal 2024, Schwab

exercised its option to buy down the remaining

$
0.7

billion (US$
0.5

billion) of the US$
5

billion FROA buydown
allowance and paid $
32

million (US$
23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. By

the end of the first quarter
of fiscal 2024, Schwab had completed its buydown

of the full US$
5

billion FROA buydown allowance and had

paid a total of $
337

million (US$
250

million) in
termination fees to the Bank. The fees were

intended to compensate the Bank for losses

incurred from discontinuing certain hedging

relationships and for lost
revenues. The net impact was recorded in

net interest income.
Refer to Note 27 of the Bank’s 2024 Annual

Consolidated Financial Statements for further details

on the Schwab IDA Agreement.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 75
NOTE 8: OTHER ASSETS

Other Assets
(millions of Canadian dollars) As at
July 31 October 31
2025 2024
Accounts receivable and other items 1 $
14,114
$
12,931
Accrued interest
5,635
5,509
Cheques and other items in transit
1,392
1,656
Current income tax receivable
4,274
4,061
Defined benefit asset

1,050

1,042
Prepaid expenses
2,135
1,794
Reinsurance contract assets
1,054
1,188
Total $
29,654
$
28,181
1
Includes investments accounted for using the equity method of accounting, one of which was disposed of by the

Bank during the third quarter of fiscal 2025 for net proceeds of
$
133

million.
NOTE 9: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal, which primarily include business and government
chequing accounts. Notice deposits are those for which the Bank can legally require notice prior to withdrawal,

which include both savings and chequing
accounts. Term

deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period, with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount
of term deposits in denominations of $100,000 or more as at July 31, 2025, was $
523

billion (October 31, 2024 – $
546

billion).

Deposits
(millions of Canadian dollars) As at
July 31 October 31
By Type By Country 2025 2024
Demand Notice Term 1 Canada United States International Total Total
Personal $
23,531
$
489,462
$
137,192
$
350,531
$
299,654
$
–
$
650,185
$
641,667
Banks
15,573
544
17,190
23,974
7,504
1,829
33,307
57,698
Business and government
2
163,130
194,142
216,158
407,136
154,555
11,739
573,430
569,315
202,234
684,148
370,540
781,641
461,713
13,568
1,256,922
1,268,680
Trading
–
–
33,102
27,084
4,283
1,735
33,102
30,412
Designated at fair value through
profit or loss
3
–
–
194,390
50,845
79,571
63,974
194,390
207,668
Total $
202,234
$
684,148
$
598,032
$
859,570
$
545,567
$
79,277
$
1,484,414
$
1,506,760
Non-interest-bearing deposits
included above 4
Canada $
58,613
$
58,873
United States
72,881
73,509
International
1
–
Interest-bearing deposits
included above 4
Canada
800,957
781,526
United States
5
472,686
504,896
International
79,276
87,956
Total 2,6 $
1,484,414
$
1,506,760
1 Includes $
99.9

billion (October 31, 2024 – $
97.6

billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the
Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.
2 Includes $
64.5

billion relating to covered bondholders (October 31, 2024 – $
75.4

billion).
3

Financial liabilities designated at FVTPL on the Consolidated Balance Sheet also includes $
235.8

million (October 31, 2024 – $
246.0

million) of loan commitments and financial
guarantees designated at FVTPL.
4

The geographical splits of the deposits are based on the point of origin of the deposits.
5

Includes $
7.9

billion (October 31, 2024 – $
13.1

billion) of U.S. federal funds deposited and $
6.9

billion (October 31, 2024 – $
36.2

billion) of deposits and advances with the FHLB.
6

Includes deposits of $
786.6

billion (October 31, 2024 – $
810.2

billion) denominated in U.S. dollars and $
121.6

billion (October 31, 2024 – $
140.7

billion) denominated in other foreign
currencies.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 76
NOTE 10: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)
As at

July 31 October 31
2025 2024
Accounts payable, accrued expenses, and

other items
$
8,062
$
7,706
Accrued interest
4,556
5,559
Accrued salaries and employee benefits
5,713
5,386
Current income tax payable
650
67
Deferred tax liabilities
261
300
Defined benefit liability
1,353
1,380
Lease liabilities
5,089
5,013
Liabilities related to structured entities

(Note 3)
2,850
22,792
Provisions

(Note 17)
1,651
3,675
Total $
30,185
$
51,878
NOTE 11: SUBORDINATED NOTES AND DEBENTURES

Issuances
On January 23, 2025, the Bank issued EUR
750

million of non-viability contingent capital (NVCC)

fixed rate reset notes constituting subordinated

indebtedness of
the Bank, maturing on January 23, 2036.

These notes will bear interest at a fixed rate

of
4.030
% per annum (paid annually) until January 23, 2031,

and at the 5-
year mid-swap rate plus
1.500
% thereafter (paid annually) until maturity

on January 23, 2036. With prior approval

of OSFI, the Bank may, at its option, redeem the
notes on January 23, 2031, in whole but not

in part, at par plus accrued and unpaid interest

by giving not more than
60

nor less than
10

days’ notice to holders.
On January 31, 2025, the Bank issued $
1

billion of NVCC medium-term notes

constituting subordinated indebtedness of

the Bank, maturing on February 1, 2035.
These notes will bear interest at a fixed rate

of
4.231
% per annum (paid semi-annually) until February

1, 2030, and at Daily Compounded Canadian

Overnight
Repo Rate Average plus
1.540
% thereafter (paid quarterly) until maturity

on February 1, 2035. With prior approval of

OSFI, the Bank may, at its option, redeem the
notes on or after February 1, 2030, in

whole or in part, at par plus accrued and unpaid

interest by giving not more than
60

nor less than
10

days’ notice to holders.
On July 23, 2025, the Bank issued AUD
30

million of NVCC fixed-to-floating rate subordinated

notes of the Bank, maturing on

July 23, 2040. These notes bear
interest at a fixed rate of
5.930
% per annum (paid semi-annually) until

July 23, 2035, and at the 3-month Bank Bill

Swap rate plus
1.870
% thereafter (paid
quarterly) until maturity on July 23, 2040.

With prior approval of OSFI, the Bank

may, at its option, redeem the notes on July 23, 2035, in whole but not in part, at
par plus accrued and unpaid interest by giving

not more than
60

nor less than
10

days’ notice to holders.
Redemptions
On April 22, 2025, the Bank redeemed all of

its outstanding $
3

billion
3.105
% NVCC medium-term notes due April

22, 2030 constituting subordinated
indebtedness of the Bank, at a redemption price

of
100

per cent of the principal amount, plus accrued

and unpaid interest to, but excluding, April

22, 2025.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 77
NOTE 12: EQUITY

The following table summarizes the changes

to the shares and other equity instruments

issued and outstanding,

and treasury instruments held as at and

for the
three and nine months ended July 31, 2025 and

July 31, 2024.

Shares and Other Equity Instruments

Issued and Outstanding and Treasury Instruments

Held
(thousands of shares or other equity instruments
and millions of Canadian dollars) For the three months ended For the nine months ended

July 31, 2025 July 31, 2024 July 31, 2025 July 31, 2024
Number Number Number Number
of shares Amount of shares Amount of shares Amount of shares Amount
Common Shares
Balance as at beginning of period
1,722,791
$
25,136
1,759,584
$
25,257
1,750,272
$
25,373
1,791,422
$
25,434
Proceeds from shares issued on exercise
of stock options
852
62
389
26
1,797
131
1,377
92
Shares issued as a result of dividend
reinvestment plan
–
–
1,609
129
1,575
130
4,907
398
Purchase of shares for cancellation and other
(15,530)
(227)
(13,275)
(190)
(45,531)
(663)
(49,399)
(702)
Balance as at end of period – common shares
1,708,113
$
24,971
1,748,307
$
25,222
1,708,113
$
24,971
1,748,307
$
25,222
Preferred Shares and Other Equity Instruments
Preferred Shares – Class A
Balance as at beginning of period
71,650
$
3,400
129,650
$
4,850
91,650
$
3,900
143,650
$
5,200
Redemption of shares 1,2
(14,000)
(350)
(38,000)
(950)
(34,000)
(850)
(52,000)
(1,300)
Balance as at end of period
57,650
$
3,050
91,650
$
3,900
57,650
$
3,050
91,650
$
3,900
Other Equity Instruments
3
Balance as at beginning of period
6,501
$
7,738
5,000
$
5,653
5,751
$
6,988
5,000
$
5,653
Issue of limited recourse capital notes 4
–
–
750
1,023
750
750
750
1,023
Issue of perpetual subordinated capital notes 5
–
–
1
312
–
–
1
312
Balance as at end of period
6,501
7,738
5,751
6,988
6,501
7,738
5,751
6,988
Balance as at end of period – preferred

shares
and other equity instruments
64,151
$
10,788
97,401
$
10,888
64,151
$
10,788
97,401
$
10,888
Treasury – common shares 6
Balance as at beginning of period
313
$
(26)
281
$
(24)
213
$
(17)
748
$
(64)
Purchase of shares

33,496
(3,222)
35,739
(2,745)
112,437
(9,606)
99,918
(7,995)
Sale of shares
(32,900)
3,156
(35,612)
2,734
(111,741)
9,531
(100,258)
8,024
Balance as at end of period – treasury
– common shares
909
$
(92)
408
$
(35)
909
$
(92)
408
$
(35)
Treasury – preferred shares and
other equity instruments 6
Balance as at beginning of period
141
$
(28)
138
$
(8)
163
$
(18)
142
$
(65)
Purchase of shares and other equity instruments

705
(73)
2,716
(147)
4,147
(1,460)
5,955
(398)
Sale of shares and other equity instruments
(779)
99
(2,307)
138
(4,243)
1,476
(5,550)
446
Balance as at end of period – treasury
– preferred shares and other equity

instruments
67
$
(2)
547
$
(17)
67
$
(2)
547
$
(17)
1
On January 31, 2025, the Bank redeemed all of its
20

million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 5 (“Series 5 Preferred
Shares”), at a redemption price of $
25.00

per Series 5 Preferred Share, for a total redemption cost of approximately $
500

million.
2

On July 31, 2025, the Bank redeemed all of its
14

million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 7 (“Series 7 Preferred Shares”), at
a redemption price of $
25.00

per Series 7 Preferred Share, for a total redemption cost of approximately $
350

million.
3

For Other Equity Instruments, the number of shares represents the number of notes issued.
4

On December 18, 2024, the Bank issued $
750

million
5.909
% Fixed Rate Reset Limited Recourse Capital Notes, Series 5 NVCC (the “LRCNs”). The LRCNs

will bear interest at a rate of
5.909

per cent annually, payable quarterly,

for the initial period ending on, but excluding, January 1, 2030. Thereafter, the interest rate on the LRCNs will reset every
five years

at a rate
equal to the prevailing Government of Canada Yield plus
3.10

per cent. The LRCNs will mature on January 1, 2085. Concurrently with the issuance of the LRCNs, the

Bank issued
750,000

Non-Cumulative
5.909
% Fixed Rate Reset Preferred Shares, Series 32 NVCC (“Preferred Shares Series 32”). The Preferred

Shares Series 32 are eliminated on the Bank’s
Consolidated Financial Statements.
5

For Perpetual Subordinated Capital Notes (AT1), the amount

represents the Canadian dollar equivalent of the Singapore dollar notional amount.
6

When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.
DIVIDENDS
On August 27, 2025, the Board approved a

dividend in an amount of one dollar and

five cents ($
1.05
) per fully paid common share in the

capital stock of the Bank
for the quarter ending October 31, 2025, payable

on and after October 31, 2025, to shareholders

of record at the close of business on October

10, 2025.
DIVIDEND REINVESTMENT PLAN
The Bank offers a Dividend Reinvestment Plan

(DRIP) for its common shareholders.

Participation in the plan is optional and

under the terms of the plan, cash
dividends on common shares are used

to purchase additional common shares. At

the option of the Bank, the common shares

may be issued from treasury at an
average market price based on the last five

trading days before the date of the dividend

payment, with a discount of between
0
% to
5
% at the Bank’s discretion or
purchased from the open market at market

prices.
During the three months ended July 31, 2025,

the Bank satisfied the DRIP requirements through

open market common share purchases.

During the nine
months ended July 31, 2025, the Bank satisfied

the DRIP requirements through common

shares issued from treasury with
no

discount for the first three months
and open market common share purchases

in the last six months. During the three and

nine months ended July 31, 2024, the

Bank satisfied the DRIP
requirements through common shares issued

from treasury with
no

discount.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 78
NORMAL COURSE ISSUER BID
On August 28, 2023,

the Bank announced that the Toronto Stock Exchange and OSFI approved a normal course issuer bid (2023 NCIB) to

repurchase for
cancellation up to
90

million of its common shares. The 2023 NCIB

commenced on August 31, 2023 and continued

until August 31, 2024. From the
commencement of the 2023 NCIB to August

31, 2024, the Bank repurchased
71.4

million shares under the program. The 2023 NCIB

terminated on
August 31, 2024 and therefore, there was
no

repurchase of common shares by

the Bank under the 2023 NCIB during the nine

months ended July 31, 2025.
During the nine months ended July 31, 2024,

the Bank repurchased
49.4

million common shares under the 2023 NCIB,

at an average price of $
80.15

per share for
a total amount of $
4.0

billion.
On February 24, 2025, the Bank announced

that the Toronto Stock Exchange and OSFI had approved the Bank’s previously announced

normal course issuer bid
(2025 NCIB) to purchase for cancellation up

to
100

million of its common shares. The 2025

NCIB commenced on March 3, 2025 and will end

on
February 28, 2026, or such earlier date as

the Bank may determine. From the commencement

of the 2025 NCIB to July 31, 2025, the Bank

repurchased
45.5

million shares under the program, at an average

price of $
89.06

per share for a total amount of $
4.1

billion.
NOTE 13: SHARE-BASED COMPENSATION

For the three and nine months ended July

31, 2025, the Bank recognized compensation

expense for stock option awards of $
6.4

million and $
16.5

million,
respectively (three and nine months ended

July 31, 2024 – $
7.8

million and $
28.3

million, respectively). During the three

months ended July 31, 2025 and
July 31, 2024, nil

stock options were granted by the Bank.

During the nine months ended July 31, 2025,
2.0

million (nine months ended July 31, 2024 –
2.5

million)
stock options were granted by the Bank at

a weighted-average fair value of $
12.80

per option (July 31, 2024 – $
14.36

per option).
The following table summarizes the assumptions

used for estimating the fair value of options

for the nine months ended July 31, 2025

and July 31, 2024.
Assumptions Used for Estimating the

Fair Value of Options
(in Canadian dollars, except as noted) For the nine months ended
July 31 July 31
2025 2024
Risk-free interest rate
3.08
%
3.41
%
Option contractual life
10 years
10 years
Expected volatility
19.47
%
18.92
%
Expected dividend yield
3.94
%
3.78
%
Exercise price/share price $
75.76
$
81.78
The risk-free interest rate is based on Government

of Canada benchmark bond yields as

at the grant date. Expected volatility is

calculated based on the historical
average daily volatility and expected dividend

yield is based on dividend payouts in the last

fiscal year. These assumptions are measured over a period
corresponding to the option contractual life.
NOTE 14: EMPLOYEE BENEFITS

The following table summarizes expenses for

the Bank’s principal pension and non-pension post-retirement defined benefit plans and the Bank’s other

material
defined benefit pension plans, for the

three and nine months ended July 31, 2025

and July 31,

2024. Other employee defined benefit

plans operated by the Bank
and certain of its subsidiaries are not considered

material for disclosure purposes.
Defined Benefit Plan Expenses
(millions of Canadian dollars) Principal post-retirement

Principal pension plans benefit plan Other pension plans
1
For the three months ended
July 31 July 31 July 31 July 31 July 31 July 31
2025 2024 2025 2024 2025 2024
Service cost – benefits earned $
69
$
54
$
1
$
2
$
4
$
4
Net interest cost (income) on net defined

benefit liability (asset)
(13)
(21)
5
5
5
7
Interest cost on asset limitation and minimum

funding
requirement
–
2
–
–
1
–
Past service cost 2
–
–
–
–
1
–
Defined benefit administrative expenses
3
3
–
–
1
1
Total $
59
$
38
$
6
$
7
$
12
$
12
For the nine months ended
July 31 July 31 July 31 July 31 July 31 July 31
2025 2024 2025 2024 2025 2024
Service cost – benefits earned $
207
$
162
$
4
$
4
$
14
$
12
Net interest cost (income) on net defined

benefit liability (asset)
(38)
(62)
13
15
16
19
Interest cost on asset limitation and minimum

funding
requirement
–
8
–
–
1
2
Past service cost 2
–
35
–
–
1
–
Defined benefit administrative expenses
8
7
–
–
4
3
Total $
177
$
150
$
17
$
19
$
36
$
36
1
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and supplemental executive defined benefit pension plans.
2

Relates to the Pension Fund Society that was modified in fiscal 2024.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 79
The following table summarizes expenses for

the Bank’s defined contribution plans for the three

and nine months ended July 31, 2025 and

July 31, 2024.

Defined Contribution Plan Expenses
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 July 31 July 31 July 31
2025 2024 2025 2024
Defined contribution pension plans
1
$
82
$
81
$
273
$
239
Government pension plans
2
128
118
488
447
Total $
210
$
199
$
761
$
686
1
Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k)

plan.
2

Includes Canada Pension Plan, Quebec Pension Plan, and Social Security under the U.S.
Federal Insurance Contributions Act .
The following table summarizes the remeasurements

recognized in OCI for the Bank’s principal pension

and post-retirement defined benefit plans

and certain of
the Bank’s other material defined benefit pension

plans, for the three and nine months ended

July 31, 2025 and July 31, 2024.

Amounts Recognized in Other Comprehensive

Income for Remeasurement of Defined

Benefit Plans
1,2,3
(millions of Canadian dollars) Principal post-retirement
Principal pension plans benefit plan Other pension plans
For the three months ended
July 31 July 31 July 31 July 31 July 31 July 31
2025 2024 2025 2024 2025 2024
Remeasurement gain/(loss) – financial $
152
$
(314)
$
4
$
(15)
$
4
$
(18)
Remeasurement gain/(loss) – return on plan

assets less
interest income
(177)
704
–
–
–
–
Change in asset limitation and minimum

funding requirement
–
(34)
–
–
–
–
Total $
(25)
$
356
$
4
$
(15)
$
4
$
(18)
For the nine months ended
July 31 July 31 July 31 July 31 July 31 July 31
2025 2024 2025 2024 2025 2024
Remeasurement gain/(loss) – financial $
310
$
(999)
$
9
$
(38)
$
8
$
(43)
Remeasurement gain/(loss) – return on plan

assets less
interest income
(361)
980
–
–
–
–
Change in asset limitation and minimum

funding requirement
–
166
–
–
–
–
Total $
(51)
$
147
$
9
$
(38)
$
8
$
(43)
1

Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes as these plans are not remeasured on
a quarterly basis.

2

Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
3

Amounts are presented on a pre-tax basis.
NOTE 15: INCOME TAXES
International Tax Reform – Pillar Two Global Minimum Tax
On December 20, 2021, the OECD published

Pillar Two model rules as part of its efforts toward international tax reform. The Pillar Two model rules provide for the
implementation of a 15% global minimum

tax for large multinational enterprises,

which is to be applied on a jurisdiction-by-jurisdiction

basis. Pillar Two legislation
was enacted in Canada on June 20, 2024

under Bill C-69, which includes the
Global Minimum Tax Act

addressing the Pillar Two model rules. Similar legislation
has passed in other jurisdictions in which

the Bank operates and will result in additional

taxes being paid in these countries. The rules

were effective and
implemented by the Bank on November 1, 2024.

The IASB previously issued amendments

to IAS 12
Income Taxes

for a temporary mandatory exception

from the
recognition and disclosure of deferred

taxes related to the implementation of Pillar

Two model rules, which the Bank has applied. For the three

and nine months
ended July 31, 2025, the Bank’s effective tax rate increased by approximately
0.4
% and
0.3
%, respectively, due to Pillar Two taxes (for the three and six months ended April 30, 2025 –
0.2
% and
0.3
%, respectively).
Other Tax Matters
The Canada Revenue Agency (CRA), Revenu

Québec Agency (RQA) and Alberta

Tax and Revenue Administration (ATRA) are denying certain dividend and interest deductions claimed by the Bank.

During the quarter, the CRA and the ATRA reassessed the Bank for a total of $
8

million of additional income tax and
interest in respect of the 2019 and 2020

taxation years. As at July 31, 2025, the CRA

has reassessed the Bank for $
1,676

million for the years 2011 to 2020, the
RQA has reassessed the Bank for $
52

million for the years 2011 to 2018, and the ATRA has reassessed the Bank for $
71

million for the years 2011 to 2019. In
total, the Bank has been reassessed for

$
1,799

million of income tax and interest. The

Bank expects to continue to be reassessed for

open years. The Bank is of
the view that its tax filing positions were

appropriate and filed a Notice of Appeal

with the Tax Court of Canada on March 21, 2023.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 80
NOTE 16: EARNINGS PER SHARE

Basic earnings per share is calculated by

dividing net income attributable to common

shareholders by the weighted-average number

of common shares
outstanding for the period.

Diluted earnings per share is calculated using

the same method as basic earnings per

share except that certain adjustments are made

to net income
attributable to common shareholders and

the weighted-average number of shares outstanding

for the effects of all dilutive potential common

shares that are
assumed to be issued by the Bank.
The following table presents the Bank’s basic and

diluted earnings per share for the three and

nine months ended July 31, 2025 and

July 31, 2024.
Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 July 31 July 31 July 31
2025 2024 2025 2024
Basic earnings (loss) per share
Net income (loss) attributable to common

shareholders
$
3,248
$
(250)
$
16,884
$
4,874
Weighted-average number of common shares outstanding

(millions)
1,716.7
1,747.8
1,735.7
1,762.4
Basic earnings (loss) per share (Canadian dollars) $
1.89
$
(0.14)
$
9.73
$
2.77
Diluted earnings (loss) per share
Net income (loss) attributable to common

shareholders

$
3,248
$
(250)
$
16,884
$
4,874
Net income (loss) attributable to common

shareholders including impact of dilutive

securities
3,248
(250)
16,884
4,874
Weighted-average number of common shares outstanding

(millions)
1,716.7
1,747.8
1,735.7
1,762.4
Effect of dilutive securities
Stock options potentially exercisable (millions) 1
2.2
–
1.3
1.2
Weighted-average number of common shares outstanding

– diluted (millions)
1,718.9
1,747.8
1,737.0
1,763.6
Diluted earnings (loss) per share (Canadian dollars) 1 $
1.89
$
(0.14)
$
9.72
$
2.76
1
For the three months ended July 31, 2025,
no

outstanding options were excluded from the computation of diluted earnings per share (for the three months ended July 31, 2024 – the
computation of diluted earnings per share excluded the effect of
7.9

million potentially exercisable stock options as they were antidilutive due to the net loss in that quarter, as well as
average options outstanding of
7.2

million with a weighted-average exercise price of $
89.16

as the option price was greater than the average market price of the Bank’s common shares).
For the nine months ended July 31, 2025, the computation of diluted earnings per share excluded average options outstanding of
4.7

million with a weighted-average exercise price of
$
92.91
, as the option price was greater than the average market price of the Bank’s common shares (for the nine months ended July 31, 2024 – the computation of diluted earnings per share excluded average options outstanding of
6.8

million with a weighted-average exercise price of $
89.69
, as the option price was greater than the average market price of the Bank’s common shares).

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 81
NOTE 17: PROVISIONS AND CONTINGENT

LIABILITIES

Other than as described below, there have been no new significant events or transactions except as previously

identified in Note 26 of the Bank’s 2024 Annual
Consolidated Financial Statements.
(a)

RESTRUCTURING CHARGES
The Bank initiated a new restructuring program

in the second quarter of 2025 to reduce its

cost base and achieve greater efficiency. In connection with this program, the Bank incurred $
333

million and $
496

million pre-tax of restructuring charges during

the three and nine months ended July

31, 2025, respectively. The
restructuring charges primarily relate to:

(i) employee severance and other personnel-related

costs recorded as provisions; (ii) asset impairment

and other
rationalization, including certain business

wind-downs and (iii) real estate optimization

mainly recorded as a reduction to buildings

and land.
(b)

LEGAL AND REGULATORY MATTERS
In the ordinary course of business, the Bank

and its subsidiaries are involved in various

legal and regulatory actions, including but

not limited to civil claims and
lawsuits, regulatory examinations, investigations,

audits, and requests for information by

governmental, regulatory and self-regulatory

agencies and law
enforcement authorities in various jurisdictions,

in respect of our businesses and compliance

programs. The Bank establishes provisions

when it becomes
probable that the Bank will incur a loss and

the amount can be reliably estimated.

The Bank also estimates the aggregate range

of reasonably possible losses
(RPL) in its legal and regulatory actions (that

is, those which are neither probable nor

remote), in excess of provisions. However, the Bank does

not disclose the
specific possible loss associated with each underlying

matter given the substantial uncertainty associated

with each possible loss as described below and

the
negative consequences to the Bank’s resolution

of the matters that comprise the

RPL should individual possible losses be disclosed.

As at July 31, 2025, the
Bank’s RPL is from
zero

to approximately $
455

million (October 31, 2024 – from
zero

to approximately $
625

million). The Bank’s provisions and RPL represent

the
Bank’s best estimates based upon currently available

information for actions for which estimates

can be made, but there are a number

of factors that could cause
the Bank’s actual losses to be significantly different

from its provisions or RPL. For example,

the Bank’s estimates involve significant judgment

due to the varying
stages of the proceedings, the existence of

multiple defendants in many proceedings

whose share of liability has yet to be determined,

the numerous yet-
unresolved issues in many of the proceedings,

some of which are beyond the Bank’s control and/or

involve novel legal theories and interpretations,

the attendant
uncertainty of the various potential outcomes

of such proceedings, and the fact that the underlying

matters will change from time to time. In addition,

some actions
seek very large or indeterminate damages.

Refer to Note 26 of the Bank’s 2024 Annual Consolidated

Financial Statements for details on the Bank’s significant
legal and regulatory matters. Based on

the Bank’s current knowledge, and subject to

the factors listed above as well as other uncertainties

inherent in litigation and
regulatory matters, other than as described

below: (i) there have been no notable developments

to the matters previously identified in Note 26

of the Bank’s 2024
Annual Consolidated Financial Statements; and

(ii) since October 31, 2024, no other legal

or regulatory matter has arisen or progressed

to the point that it would
reasonably be expected to result in a material

financial impact to the Bank.
As previously disclosed in Note 26 of the

Bank’s 2024 Annual Consolidated Financial

Statements, on October 10, 2024, the Bank

announced that, following
active cooperation and engagement with

authorities and regulators, it reached a resolution

of previously disclosed investigations related

to its U.S. BSA/AML
compliance programs (the “Global Resolution”).

The Bank and certain of its U.S. subsidiaries

consented to orders with the Office of the

Comptroller of the
Currency (OCC), the Federal Reserve Board,

and the Financial Crimes Enforcement

Network (FinCEN) and entered into plea agreements

with the Department of
Justice (DOJ), Criminal Division, Money Laundering

and Asset Recovery Section and the

United States Attorney’s Office for the District of New Jersey. The Bank
is focused on meeting the terms of the

consent orders and plea agreements, including

meeting its requirements to remediate the Bank’s

U.S. BSA/AML
compliance programs. During the first

fiscal quarter of 2025, the Bank fully paid

the remainder of the monetary penalty

owed pursuant to the consent orders and
plea agreements that were entered into as

part of the Global Resolution. The payment

was covered by provisions previously

taken by the Bank for this matter.
As previously disclosed in Note 26 of the

Bank’s 2024 Annual Consolidated Financial

Statements, the Bank and some former

and current directors, officers and
employees have been named as defendants

in proposed class action lawsuits in

the United States and Canada purporting

to be brought on behalf of the Bank's
shareholders alleging, among other things, that

a decline in the price of the Bank's

shares was the result of misleading disclosures

with respect to the Bank’s AML
compliance programs and/or the potential outcomes

of the government agencies’ or regulators’

investigations. The two proposed class actions

filed in the United
States have been consolidated under the

caption
Tiessen v. The Toronto-Dominion Bank, et al.,

in the United States District Court

for the Southern District of New
York, and a consolidated amended complaint has been filed which names

TD Bank, N.A., TD Bank US Holding

Company (TDBUSH), and certain former and
current officers as defendants. Out of the three proposed

class actions in Ontario,
Parkin v. The Toronto-Dominion Bank, et al.,

has been identified as the lead
action with the other two Ontario actions being

stayed. There remains one further proposed

class action in Quebec which has been stayed.

A putative shareholder
derivative action, captioned Rubin v. Masrani, et al.,

has also been filed purportedly on behalf of

TD in the United States in the Supreme

Court of the State of New
York, New York

County, against certain former and current TD directors,

officers and employees, and certain of TD’s U.S. affiliates and subsidiaries. The complaint
asserts alleged breaches of duties and other

claims against the individual defendants in

connection with the Bank’s U.S. BSA/AML compliance

programs. Certain
purported TD shareholders have also

filed an application in the Ontario Superior

Court of Justice (
The Trustees of International Brotherhood of Electrical Workers,
et al., v. The Toronto-Dominion Bank, et al.
) seeking leave to bring a shareholder derivative

action in the Delaware Court of Chancery

on behalf of TD and
TDBUSH against certain current and former

directors and officers. The Bank has received

an additional notice from other purported

shareholders indicating that
they intend to seek leave to commence a

derivative action on behalf of the Bank

to assert claims against certain former and

current officers and directors for
alleged breaches of duties relating to the Bank's

U.S. BSA/AML compliance programs if

the Bank does not assert such claims.

All of the proceedings are still in
early stages and none of the proposed

class action lawsuits have been certified

to proceed as a class action. Losses or damages

cannot be estimated at this time.
As previously disclosed in Note 26 of the

Bank’s 2024 Annual Consolidated Financial

Statements, the Bank has been named

as defendant in a purported class
action lawsuit in the United States purporting

to be brought on behalf of First Horizon shareholders

alleging that a decline in the price of First

Horizon shares was
the result of alleged misleading disclosures

the Bank made with respect to its U.S. BSA/AML

compliance programs and its effect on the Bank’s

contemplated
merger with First Horizon. The lawsuit also

names some of the Bank’s former and current

officers and a former employee as defendants.

These proceedings are
still in early stages and have not been

certified to proceed as a class action. Losses

or damages cannot be estimated at this time.
As previously disclosed in Note 26 of the

Bank’s 2024 Annual Consolidated Financial

Statements, the Bank is a defendant in

Canada and/or the United States
in a number of matters brought by customers,

including class actions, alleging claims

in connection with various fees, practices

and credit decisions. The cases are
in various stages of maturity and include, among

others: a Quebec action against members

of the financial services industry (including

the Bank) regarding the
existence and amount of the insufficient or non-sufficient

funds fee (NSF fee), a Quebec action

against certain brokers (including TD Direct

Investing) regarding
disclosure of foreign conversion fees, and a

Quebec action against members of the automobile

insurance industry (including Primmum Insurance

Company)
regarding underwriting practices in Quebec.
Refer to Note 15 for disclosures related

to tax matters.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 82
NOTE 18: SEGMENTED INFORMATION
For management reporting purposes, the Bank

reports its results from business operations

and activities under four key business

segments:

Canadian Personal
and Commercial Banking, U.S. Retail, Wealth Management

and Insurance, and Wholesale Banking.

The Bank’s other activities are grouped into the

Corporate
segment.
Canadian Personal and Commercial

Banking provides financial products and services

to personal, small business and commercial

customers, and includes
TD Auto Finance Canada. U.S. Retail is comprised

of personal and business banking in

the U.S., TD Auto Finance U.S., and the

U.S. wealth business.

On
February 12, 2025, the Bank sold its entire remaining

equity investment in Schwab.

Prior to the sale, the Bank's investment in Schwab

was reported in the
U.S. Retail segment,

refer to Note 7 for further details.

Wealth Management and Insurance includes the

Canadian wealth business which provides

investment
products and services to institutional and retail

investors, and the insurance business which

provides property and casualty insurance,

as well as life and health
insurance products to customers across

Canada. Wholesale Banking provides a wide

range of capital markets, investment banking,

and corporate banking
products and services,

including underwriting and distribution

of new debt and equity issues, providing

advice on strategic acquisitions and divestitures,

and
meeting the daily trading, funding, and investment

needs of the Bank’s clients. The Corporate

segment includes the effects of certain asset securitization programs, treasury management, elimination

of taxable equivalent adjustments and other

management reclassifications, corporate level

tax items, and residual
unallocated revenue and expenses. Effective

the first quarter of 2025, certain U.S. governance

and control investments, including costs

for U.S. BSA/AML
remediation, previously reported in the Corporate

segment are now reported in the U.S.

Retail segment. Comparative amounts have been

reclassified to conform
with the presentation adopted in the current period.
The following table summarizes the segment

results for the three and nine months ended

July 31, 2025 and July 31, 2024.
Results by Business Segment 1
(millions of Canadian dollars)
Canadian

Wealth
Personal and Management
Commercial Banking U.S. Retail and Insurance Wholesale Banking 2 Corporate 2 Total
For the three months ended July 31
2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024
Net interest income (loss) $
4,239
$
3,994
$
3,101
$
2,936
$
373
$
316
$
110
$
(26)
$
703
$
359
$
8,526
$
7,579
Non-interest income (loss)
1,002
1,009
376
616
3,300
3,033
1,953
1,821
140
118
6,771
6,597
Total revenue
5,241
5,003
3,477
3,552
3,673
3,349
2,063
1,795
843
477
15,297
14,176
Provision for (recovery of)
credit losses
463
435
317
378
–
–
71
118
120
141
971
1,072
Insurance service expenses
–
–
–
–
1,563
1,669
–
–
–
–
1,563
1,669
Non-interest expenses

2,066
1,967
2,381
5,664
1,155
1,104
1,493
1,310
1,427
967
8,522
11,012
Income (loss) before income taxes

and share of net income from
investment in Schwab
2,712
2,601
779
(2,490)
955
576
499
367
(704)
(631)
4,241
423
Provision for (recovery of)
income taxes

759
729
19
87
252
146
101
50
(226)
(218)
905
794
Share of net income from
investment in Schwab 3,4
–
–
–
178
–
–
–
–
–
12
–
190
Net income (loss) $
1,953
$
1,872
$
760
$
(2,399)
$
703
$
430
$
398
$
317
$
(478)
$
(401)
$
3,336
$
(181)
For the nine months ended July 31
2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024
Net interest income (loss) $
12,397
$
11,639
$
9,203
$
8,676
$
1,104
$
905
$
48
$
361
$
1,765
$
951
$
24,517
$
22,532
Non-interest income (loss)
2,984
3,087
(351)
1,826
9,670
8,693
6,144
5,154
9,319
417
27,766
19,177
Total revenue
15,381
14,726
8,852
10,502
10,774
9,598
6,192
5,515
11,084
1,368
52,283
41,709
Provision for (recovery of)
credit losses
1,606
1,325
1,210
1,143
–
–
266
183
442
493
3,524
3,144
Insurance service expenses
–
–
–
–
4,487
4,283
–
–
–
–
4,487
4,283
Non-interest expenses

6,204
5,908
7,099
10,817
3,459
3,178
4,489
4,240
3,480
3,300
24,731
27,443
Income (loss) before income taxes

and share of net income from
investment in Schwab
7,571
7,493
543
(1,458)
2,828
2,137
1,437
1,092
7,162
(2,425)
19,541
6,839
Provision for (recovery of)
income taxes

2,119
2,097
(402)
119
738
531
321
209
(188)
(799)
2,588
2,157
Share of net income from
investment in Schwab 3,4
–
–
277
555
–
–
–
–
28
(30)
305
525
Net income (loss) $
5,452
$
5,396
$
1,222
$
(1,022)
$
2,090
$
1,606
$
1,116
$
883
$
7,378
$
(1,656)
$
17,258
$
5,207
1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
2

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate
segment.

3

The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges, and the Bank’s share of Schwab’s Federal

Deposit Insurance Corporation special assessment charge were recorded in the Corporate segment.
4

The Bank’s share of Schwab’s earnings was reported with a one-month lag. Refer to

Note 7 for further details.

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 83
Total Assets by Business Segment
(millions of Canadian dollars) Canadian Wealth
Personal and Management Wholesale
Commercial Banking U.S. Retail and Insurance Banking Corporate
Total

As at July 31, 2025
Total assets $
606,169
$
528,372
$
23,409
$
716,640
$
160,572
$
2,035,162
As at October 31, 2024
Total assets $
584,468
$
606,572
$
23,217
$
686,795
$
160,699
$
2,061,751
NOTE 19: INTEREST INCOME AND EXPENSE

The following tables present interest income

and interest expense by basis of accounting

measurement.

Interest Income
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2025 July 31, 2024 July 31, 2025 July 31, 2024
Measured at amortized cost 1 $
18,457
$
20,586
$
56,528
$
59,846

Measured at FVOCI – Debt instruments 1
1,157
966
3,117
2,864
19,614
21,552
59,645
62,710
Measured or designated at FVTPL
2,049
2,173
6,282
6,670
Measured at FVOCI – Equity instruments
81
81
271
235
Total $
21,744
$
23,806
$
66,198
$
69,615
1
Interest income is calculated using EIRM.
Interest Expense
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2025 July 31, 2024 July 31, 2025 July 31, 2024
Measured at amortized cost 1 $
10,605
$
12,939
$
33,047
$
37,635

Measured or designated at FVTPL
2,613
3,288
8,634
9,448
Total $
13,218
$
16,227
$
41,681
$
47,083
1
Interest expense is calculated using EIRM.
NOTE 20: REGULATORY CAPITAL

The Bank manages its capital under guidelines

established by OSFI. The regulatory

capital guidelines measure capital in relation

to credit, market, and operational
risks. The Bank has various capital policies,

procedures, and controls which it utilizes

to achieve its goals and objectives. The

Bank is designated as a domestic
systemically important bank (D-SIB) and

a global systemically important bank (G-SIB).
Canadian banks designated as D-SIBs are required

to comply with OSFI’s minimum targets for risk-based

capital and leverage ratios. The minimum

targets
include a D-SIB surcharge and Domestic Stability

Buffer (DSB) for CET1, Tier 1, Total Capital and risk-based Total Loss Absorbing Capacity (TLAC) ratios. The
DSB level was increased to
3.5
% as of November 1, 2023, and as a

result the published regulatory minimum

targets are set at
11.5
%,
13.0
%,
15.0
% and
25.0
%,
respectively. The OSFI target includes the greater of the D-SIB or

G-SIB surcharge, both of which are

currently
1
% for the Bank. The OSFI target for leverage
requires D-SIBs to hold a leverage ratio buffer of
0.50
% in addition to the existing minimum

requirement. This sets the published regulatory

minimum targets for
leverage and TLAC leverage ratios at
3.5
% and
7.25
%, respectively.

The Bank complied with all minimum risk-based

capital and leverage ratio requirements

set by OSFI in the nine months ended July 31,

2025.

The following table summarizes the Bank’s regulatory

capital positions as at July 31, 2025 and

October 31, 2024.
Regulatory Capital Position
(millions of Canadian dollars, except

as noted)
As at
July 31 October 31

2025 2024
Capital
Common Equity Tier 1 Capital $
93,120
$
82,714
Tier 1 Capital
103,206
93,248
Total Capital
115,445
105,745
Risk-weighted assets used in the calculation

of capital ratios
627,248
630,900
Capital and leverage ratios
Common Equity Tier 1 Capital ratio
14.8
%
13.1
%
Tier 1 Capital ratio
16.5
14.8
Total Capital ratio
18.4
16.8
Leverage ratio
4.6
4.2
TLAC Ratio
30.9
28.7
TLAC Leverage Ratio
8.7
8.1

TD BANK GROUP • THIRD QUARTER 2025 • REPORT TO SHAREHOLDERS Page 84
SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

tdshinfo@td.com. Please note that by
leaving us an e-mail or voicemail message,

you are providing your consent for us to

forward your inquiry to the appropriate party

for response.

General Information
Products and services: Contact TD

Canada Trust, 24 hours a day, seven

days a week: 1-866-567-8888

French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired

(TTY): 1-800-361-1180
Website:

www.td.com
Email: customer.service@td.com
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on

August 28, 2025. The call will be audio webcast

live through TD’s website at
8:00 a.m. ET. The call will feature presentations

by TD executives on the Bank’s

financial results for the third quarter and

discussions of related disclosures,
followed by a question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the

TD website at
www.td.com/investor

on August 28,

2025, in advance of the call.

A listen-only telephone line is

available at 416-340-2217 or 1-800-806-5484 (toll free)

and the
passcode is 2829533#.
The audio webcast and presentations will be

archived at
www.td.com/investor
. Replay of the teleconference will be available

from 5:00 p.m. ET on
August 28, 2025, until 11:59 p.m. ET on

September 12, 2025, by calling 905-694-9451

or 1-800-408-3053 (toll free). The passcode

is 8753393#.
Annual Meeting
Thursday, April 16, 2026
Toronto, Ontario